                  [STUBB ALDERTON & MARKILES, LLP LETTERHEAD]

                                           JOHN MCILVERY
                                           Partner
                                           Direct       818.444.4502
                                           Voice
                                           Direct Fax   818.474.8602
                                           Mobile       626.705.0758
                                           E-Mail       jmcilvery@biztechlaw.com

November 10, 2005

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

         RE:      NATIONAL COAL CORP.
                  RESPONSES TO STAFF COMMENTS OF SEPTEMBER 15, 2005 WITH RESPECT
                  TO:

                  FORM 10-KSB FOR FISCAL YEAR ENDED DECEMBER 31, 2004
                  FILED MARCH 31, 2005
                  FILE NO. 0-26509

Ladies and Gentlemen:

         On behalf of National Coal Corp. (the "COMPANY"),   we  hereby  provide
supplementally  the following  responses in reply to the Staff's comment letter, dated  September  15,  2005 (the  "COMMENT  LETTER").  The  factual  information provided  herein  relating to the Company has been made  available  to us by the
Company. Paragraph numbering used for each supplemental response set forth below corresponds to the numbering used in the Comment Letter.

         In addition, we have enclosed for your review one copy with exhibits of the  Company's  draft  Amendment  No. 1 to Annual  Report on Form 10-KSB for the
fiscal year ended December 31, 2004 (the "10-KSB AMENDMENT").  Please be advised that the Company  intends to file,  at a later  date,  the 10-KSB  Amendment  in response to the Comment Letter and any further direction from the Securities and
Exchange  Commission  Staff  (the  "STAFF")  in  connection  with the  following responses.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

ENGINEERING COMMENTS

GENERAL

1.       INSERT A  SMALL-SCALE  MAP  SHOWING  THE  LOCATION  AND  ACCESS TO YOUR
         PROPERTY.  BRIEFLY  DESCRIBE THE ROAD,  BARGE AND/OR RAILROAD ACCESS TO
         EACH OF YOUR  PROPERTIES IN THE TEXT. NOTE THAT SEC'S EDGAR PROGRAM NOW
         ACCEPTS DIGITAL MAPS. SO PLEASE INCLUDE THESE IN ANY FUTURE  AMENDMENTS
         THAT ARE UPLOADED TO EDGAR. IT IS RELATIVELY EASY TO INCLUDE  AUTOMATIC
         LINKS AT THE APPROPRIATE  LOCATIONS  WITHIN THE DOCUMENT TO GIF OF JPEG
         FILES, WHICH WILL ALLOW THE

          15821 Ventura Boulevard, Suite 525, Encino, California 91436
           office > 818.444.4500 fax > 818.444.4520 www.biztechlaw.com

Securities and Exchange Commission
November 10, 2005

         FIGURES  AND/OR  DIAGRAMS  TO  APPEAR IN THE  RIGHT  LOCATION  WHEN THE
         DOCUMENT  IS  VIEWED  ON THE  INTERNET.  FOR MORE  INFORMATION,  PLEASE
         CONSULT THE EDGAR MANUAL, AND IF YOU NEED ADDITIONAL ASSISTANCE, PLEASE
         CALL FILER SUPPORT AT  202-942-8900.  OTHERWISE  PROVIDE THE MAP TO THE
         ENGINEERING STAFF FOR OUR REVIEW.

         The  Company  has  included  in  "Item  2.  Properties"  in the  10-KSB
Amendment a  small-scale  map showing the location  and access to the  Company's mining properties in Tennessee and Kentucky, as well as additional disclosure of the road and railroad access to such properties. The Company submitted this same map as part of its written  submission  to Mr. Ken Schuler,  Mining  Engineer on
October 18, 2005.

LONG-TERM CONTRACTS, PAGE 4

2.       THE FIRST  PARAGRAPH OF PAGE 5 YOU MAKE THE COMMENT THAT  NATIONAL COAL
         CORPORATION  IS NOT AN  EXPLORATION  COMPANY  AND  YOU  COMMENCED  MINE
         OPERATIONS  IN THE  THIRD  QUARTER  OF 2003.  WITHOUT A  "RESERVE,"  AS
         DEFINED BY THE GUIDE 7(A)(1),  THE COMPANY MUST BE IN THE  "EXPLORATION
         STAGE," AS DEFINED BY GUIDE 7(A)(4)(I). FOR REFERENCE, INDUSTRY GUIDE 7
         MAY   BE   FOUND   ON  THE   INTERNET   AT   THE   FOLLOWING   ADDRESS:
         WWW.SEC.GOVE/DIVISIONS/CORPFIN/FORMS/INDUSTRY.HTM@SECGUIDE7.

         The Company  respectfully submits that it has "reserves," as defined in
Industry  Guide  7(a)(1) and therefore it is not in the  "exploration  stage" as defined by Guide 7(a)(4).  Please refer to the Company's  written  submission of
October 18, 2005 to Mr. Ken Schuler,  Mining Engineer, for a detailed discussion of the  Company's  "reserves"  and the  documentation  supporting  the Company's determinations.

         The  Company  has  included  in  "Item  2.  Properties"  in the  10-KSB
Amendment, disclosure of the Company's "reserves" at December 31, 2004.

3.       THE WORDS  "DEVELOPMENT"  AND  "PRODUCTION"  ALSO  HAVE  VERY  SPECIFIC
         MEANINGS UNDER INDUSTRY GUIDE 7. THE TERMS  REFERENCE THE  "DEVELOPMENT
         STAGE" WHEN COMPANIES ARE ENGAGED IN PREPARING RESERVES FOR PRODUCTION,
         AND "PRODUCTION STAGE" WHEN COMPANIES ARE ENGAGED IN  COMMERCIAL-SCALE,
         PROFIT-ORIENTED  EXTRACTION OF MINERALS FROM  RESERVES.  IF THE COMPANY
         DOES NOT DISCLOSE ANY  "RESERVES," AS DEFINED BY GUIDE 7, PLEASE REMOVE
         THE  TERMS  "DEVELOP,"  "DEVELOPMENT,"  "OPERATIONS,"  OR  "PRODUCTION"
         THROUGHOUT THE DOCUMENT, AND REPLACE THIS TERMINOLOGY,  AS NEEDED, WITH
         THE TERMS  "EXPLORE" OR  "EXPLORATION."  THIS INCLUDES THE USING OF THE
         TERMS  IN  THE  FINANCIAL   STATEMENT  HEAD  NOTES  AND  FOOTNOTES  SEE
         INSTRUCTION 1 TO PARAGRAPH (A), INDUSTRY GUIDE 7.

Securities and Exchange Commission
November 10, 2005

         As indicated  in response to Comment 2 above,  the Company has included in "Item 2.  Properties"  in the 10-KSB  Amendment,  disclosure of the Company's
"reserves" at December 31, 2004.  At December 31, 2004,  the Company was engaged in commercial-scale,  profit-oriented  extraction of minerals from reserves. The
Company respectfully asserts that it was in the production stage at December 31,
2004.

OUR OPERATIONS, PAGE 10

4.       DISCLOSE IF A QUALIFIED  TITLE COMPANY  CONFIRMS  YOUR  PROPERTY  RIGHT
         ASSERTIONS. DISCUSS WHAT TYPE OF TITLE REVIEW YOU HAVE FOR THE MAJORITY
         OF YOUR PROPERTIES.

         The  Company  has  included  in  "Item  2.  Properties"  in the  10-KSB
Amendment,  disclosure  of  the  Company's  title  review  and  title  insurance practices,  including  that the  Company  has  obtained  a title  review  from a licensed attorney with respect to its New River Tract in Anderson,  Campbell and
Scott  Counties,  Tennessee,  the  Company  did not obtain a title  review  with respect  to its  Straight  Creek  Tract in Bell,  Harlan  and  Leslie  Counties,
Kentucky,  and that the Company has not obtained title insurance with respect to any of its property rights.

5.       FOR EACH OF YOUR MINES,  PROVIDE THE  DISCLOSURES  REQUIRED BY INDUSTRY
         GUIDE 7(B). IN PARTICULAR, PROVIDE A BRIEF DISCUSSION OF:

         1.       THE COAL BEDS OF INTEREST, INCLUDING MINABLE COAL THICKNESS.
         2.       THE DESCRIPTION AND CAPACITIES OF THE MINE,  MINING  EQUIPMENT
                  USED, AND OTHER INFRASTRUCTURE FACILITIES PRESENT.
         3.       A LIST OF YOUR COAL PROCESSING AND/OR HANDLING FACILITIES.
         4.       THE  ROAD,  BARGE  AND/OR  RAILROAD  ACCESS  TO  EACH  OF YOUR
                  PROPERTIES.
         5.       THE PRESENT CONDITION OF THE MINE.
         6.       MATERIAL  EVENTS OF INTEREST  CONCERNING THE MINE,  ADVERSE OR
                  OTHERWISE WITHIN THE LAST THREE YEARS.
         7.       ANY MINE EXPANSIONS,  CONTRACTIONS OR  DECOMMISSIONING  WITHIN
                  THE LAST THREE YEARS.
         8.       ANY PLANNED EXPANSIONS OR REDUCTIONS IN MINING.
         9.       ANY JOINT OWNERSHIP OR LEASE OPERATIONS.
         10.      ANY USE OF MINING CONTRACTORS.

         The Company has included  additional  disclosure in "Item 1.  Business"
and "Item 2.  Properties"  in the 10-KSB  Amendment  in  response to the Staff's comments.

Securities and Exchange Commission
November 10, 2005

RESERVES, PAGE 13

6.       YOU STATE ON PAGE 13 THAT  NATIONAL  COAL  CORPORATION  DOES NOT REPORT
         RESERVES IN FINANCIAL  STATEMENTS.  PLEASE REMOVE THIS ASSERTION.  THIS
         ISSUE IS NOT GERMANE IN THAT ONLY THE ACQUISITION AND DEVELOPMENT COSTS
         OF MINERAL  PROPERTIES  ARE REPORTED IN FINANCIAL  STATEMENTS OF MINING
         COMPANIES,  NOT THE RESERVES. SINCE YOU ARE IN THE EXPLORATION STAGE AS
         DEFINED IN INDUSTRY GUIDE 7,  CAPITALIZATION  OF CERTAIN COSTS THAT YOU
         HAVE  CAPITALIZED IS NOT APPROPRIATE AND RESULTING  AMORTIZATION OF THE
         MINING  ASSETS  DOES NOT HAVE A BASIS  FOR  DEPRECIATION  OR  DEPLETION
         WITHOUT  A  RESERVE  DECLARATION.  BASED  ON THESE  CIRCUMSTANCES,  THE
         ASSERTION IN THE AUDITOR'S REPORT THAT THE FINANCIAL  STATEMENTS COMPLY
         WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IS INAPPROPRIATE AND YOUR
         ACCOUNTING  SHOULD BE CONSISTENT WITH THAT APPLICABLE TO AN EXPLORATION
         COMPANY.   PLEASE  CALL  US  TO  DISCUSS  THIS  MATTER  FURTHER  BEFORE
         RESPONDING  TO THIS  COMMENT.  WE WILL RESUME OUR REVIEW OF YOUR FILING
         AFTER THIS MATTER HAS BEEN RESOLVED AND MAY HAVE ADDITIONAL COMMENTS.

         As  discussed  in response to Comments 2 and 3 above,  the Company does have "reserves" as defined in Industry Guide 7, and is in the production  stage.
The Company has removed all  disclosure in the 10-KSB  Amendment  that indicates that the  Company  does not have  reserves.  As the  Company  has  reserves,  it respectfully asserts that the capitalization of costs is appropriate.

7.       IN THE  INTRODUCTORY  PARAGRAPHS TO THIS  SECTION,  DISCLOSE THAT UNDER
         CURRENT MINING PLANS ALL REPORTED RESERVES WILL BE MINED OUT WITHIN THE
         PERIOD OF  EXISTING  LEASES  (CONCESSION)  OR WITHIN THE TIME PERIOD OF
         ASSURED LEASE RENEWAL PERIODS. AS NEEDED, REVISE YOUR RESERVE ESTIMATES
         TO ALLOW YOU TO MAKE THIS  STATEMENT.  ALSO,  DISCLOSE  THAT ALL MINING
         RESERVES HAVE THEIR  REQUIRED  PERMITS OR  GOVERNMENTAL  APPROVALS,  OR
         THERE IS A VERY HIGH PROBABILITY THAT THESE APPROVALS WILL BE SECURED.

         The Company has included additional  disclosure in "Item 2. Properties"
in the 10-KSB Amendment in response to the Staff's comments

                                    * * * * *

         The Company acknowledges that:

         o        the Company is  responsible  for the  adequacy and accuracy of the disclosure in the filing;

         o        staff  comments or changes to  disclosure in response to staff comments  do not  foreclose  the  Commission  from  taking any action with respect to the filing; and

Securities and Exchange Commission
November 10, 2005

         o        the Company may not assert staff  comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         We hope the above has been responsive to the Staff's  comments.  If you have any questions or require any additional  information  or documents,  please telephone me at (818) 444-4502.

                                         Sincerely,

                                         /s/ John McIlvery
                                         ---------------------------
                                         John J. McIlvery

cc:      Jon Nix
         Mark Oldham
         Charles Kite
         Gaylen Hansen
         James Junewicz

================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO
                                  FORM 10-KSB/A

[X]      Annual Report Under Section 13 or 15(d) of the Securities  Exchange Act
         of 1934

                   For the fiscal year ended December 31, 2004

[_]      Transition  Report  Pursuant  to Section 13 or 15(d) of the  Securities
         Exchange Act of 1934

  For the transition period from __________________ to ______________________.

                         Commission file number 0-26509

                               NATIONAL COAL CORP.
        (Exact Name of Small Business Issuer as Specified in its Charter)

          FLORIDA                                                65-0601272
(State or Other Jurisdiction of                               (I.R.S. Employer
Incorporation or Organization)                               Identification No.)

                            8915 GEORGE WILLIAMS ROAD
                               KNOXVILLE, TN 37923
                    (Address of Principal Executive Offices)

                                 (865) 690-6900
                (Issuer's Telephone Number, Including Area Code)

         Securities registered under Section 12(b) of the Exchange Act:

                                      NONE

         Securities registered under Section 12(g) of the Exchange Act:

                    COMMON STOCK, PAR VALUE $.0001 PER SHARE

         Check whether the issuer (1) filed all reports  required to be filed by
Section 13 or 15(d) of the  Exchange  Act during the past 12 months (or for such shorter period that the  registrant was required to file such reports),  and (2)
has been subject to such filing  requirements  for the past 90 days.

                              Yes |X|      No |_|

         Check if there is no  disclosure  of  delinquent  filers in response to
Item 405 of Regulation S-B is not contained in this form, and no disclosure will be contained,  to the best of  registrant's  knowledge,  in definitive  proxy or information statements incorporated by reference in Part III of this Form 10-KSB
of any amendment to this Form 10-KSB. |_|

         Issuer's  Revenues  for the fiscal  year ended  December  31, 2004 were
$16,998,912.

         The aggregate  market value of the voting and non-voting  common equity held by non-affiliates  computed by reference to the average bid and asked price of such common equity, as of March 29, 2005, was $26,758,271.

         As of March 29, 2005, the issuer had 13,676,820 shares of common stock, par value $.0001 per share, issued and outstanding.

                       DOCUMENTS INCORPORATED BY REFERENCE

                                      NONE

         Transitional  Small Business  Disclosure Format (check one):

                              Yes |_|      No |X|

================================================================================

                                EXPLANATORY NOTE

         We are filing this  Amendment  No. 1 to Annual  Report on Form 10-KSB/A for the year ended December 31, 2004 (the "Amended Annual Report"), to amend our
Annual Report on Form 10-KSB for the year ended December 31, 2004 (the "Original
Annual  Report"),  which was  originally  filed with the Securities and Exchange
Commission  (the "SEC") on March 31,  2005.  The Company is filing this  Amended
Annual Report in response to comments received from the SEC. The following Items amend the Original  Annual Report,  as permitted by the rules and regulations of the SEC. Unless  otherwise  stated,  all  information  contained in this Amended
Annual Report is as of March 31, 2005. All capitalized terms used herein but not otherwise  defined  shall have the  meanings  ascribed  to them in the  Original
Annual Report.

ITEM 1.  DESCRIPTION OF BUSINESS

                               CORPORATE OVERVIEW

         National Coal Corp. engages  principally in the business of mining coal in Eastern Tennessee and Southeastern  Kentucky.  We own the coal mineral rights
to  approximately   sixty-five   thousand   (65,000)  acres  and  lease  another
approximately  twelve thousand one hundred (12,100) acres in Tennessee,  and own the coal mineral rights to approximately  eleven thousand seven hundred (11,700)
acres and lease another  approximately  eighteen  thousand two hundred  (18,200)
acres in Kentucky.  We commenced mining coal in July 2003 from a surface mine in
Tennessee.  At December 31, 2004, we were  extracting  coal from four deep mines and one surface mine.

         We  engage  in  coal  production  by  locating,  assembling,   leasing,
assessing,  permitting and developing coal  properties in Eastern  Tennessee and
Southeastern  Kentucky.  After obtaining permits from the U.S. Department of the
Interior,  Office of Surface Mining ("OSM") and posting  reclamation  bonds,  we mine our properties for the extraction of coal minerals,  and then sell the coal on a per ton  basis at  previously  negotiated  rates,  primarily  to state  run utility  companies.  The reclamation bonds typically take the form of letters of credit or direct cash  deposits  with OSM. At December 31, 2004, we had $257,500 on  deposit  with OSM,  had  approximately  $4.27  million of cash  invested  in certificates of deposit,  against which  irrevocable  bank letters of credit are written in favor of OSM and had  posted a $700,000  letter of credit in favor of
OSM secured by our executive office building.

         We  typically  sell our coal for a  specified  tonnage  amount and at a negotiated  price pursuant to short-term and long term contracts.  We also price coal sales on a one-day or one-shipment  tonnage  amount.  The price per ton for these types of sales typically fluctuates in direct correlation to the price per ton of coal quoted on the New York Mercantile Exchange, referred to as the "spot price." We intend to  continue  to reduce the price  volatility  for our coal by entering  long-term  supply  contracts  (contracts  in excess of one year) for a majority of our coal  production,  which generally will provide us a fixed price for our coal over the term of the  contract.  We will  continue  to use the spot market to sell surplus coal produced above our long-term contract commitments.

         We also sell coal that we purchase from third party coal producers on a case by case basis. We only enter into these transactions when the price per ton paid to these third party  producers  is below the price per ton at which we are able to sell the coal,  usually from short term  contracts.  Additionally,  when capacity is available,  we charge third party coal producers a negotiated  price per ton for their use of our  load-out  facility  located  in Turley,  TN.  This load-out  facility allows easy, direct access to load previously mined coal onto rail cars for  shipment  to their  customers.  We do not expect the sale of coal purchased  from third  party  producers  or the  rental to third  parties of our load-out facility to represent a material portion of our future business.

         During  calendar  2004, we made  significant  advancements  towards the realization of our long term business  strategy by growing our mining operations through both acquisitions and organic growth. We funded this growth primarily by closing multiple debt and equity financing transactions. As a result of our growth, we had more substantial mining operations as compared to calendar
2003,  and as such were able to sign a number of long term  contracts  with both utility and industrial customers. Our 2004 highlights include:

         ACQUISITIONS:  We acquired the following assets:

         o        In April  2004,  we  acquired  from U.S.  Coal,  Inc.,  mining permits, the Smoky Junction preparation plant, the Turley rail load-out  facility,  and  mining  equipment  for an  aggregate purchase  price of $4.2 million plus the assumption of certain liabilities;

         o        In May 2004, we acquired land from Cumberland  Timber Company,
                  LLC for an  aggregate  purchase  price of $631,000  payable in cash and stock;

         o        In  October   2004,   we  acquired   from  Robert  Clear  Coal
                  Corporation, mining assets including mining permits, a crusher and tipple,  and surface  mining  equipment  for an  aggregate purchase  price of $5.5 million plus the assumption of certain liabilities  and the obligation to replace $3.9 million of the seller's reclamation bonds; and

         o        In November  2004, we acquired from  Appalachian  Fuels,  LLC, mining  permits,  the Brittain  (Straight  Creek)  preparation plant and Viall rail load-out  facility,  and mining equipment for an  aggregate  purchase  price of $12.5  million  plus the assumption  of  certain  liabilities  and  the  obligation  to replace $6.5 million of the seller's reclamation bonds.

         FINANCING  ACTIVITIES:  We raised the following  proceeds from debt and equity financings:

         o        In February  2004,  we raised gross  proceeds of $2.75 million from the sale of 1,250,000 shares of common stock;

         o        In April  and May  2004,  we  raised  gross  proceeds  of $7.5 million from the sale of debentures  and common stock purchase warrants;

         o        In July 2004, we borrowed $663,300 from a bank;

         o        In  August  2004,   we  issued  $16.0   million  of  Series  A
                  convertible preferred stock and common stock purchase warrants for gross  proceeds of $11.3  million in cash proceeds and the cancellation of $4.7 million of the debentures issued in April and May 2004;

         o        In August 2004, we raised gross  proceeds of $3.0 million from the sale of  debentures  convertible  into  Series A preferred stock;

         o        In November  2004, we obtained a $21.0 million  senior secured credit  facility,  pursuant to which we  immediately  borrowed gross proceeds of $15.0 million; and

         o        In December  2004,  we raised  gross  proceeds of $3.6 million from the sale of  additional  Series A  convertible  preferred stock and common stock purchase  warrants upon the exercise of
                  additional   purchase   rights  granted  in  our  August  2004
                  financing.

         LONG-TERM  CONTRACTS.  During 2004, we signed six supply contracts with terms of at least one year with 3 utility and 3 industrial  customers,  pursuant to which we have committed to sell 984,000,  660,000,  600,000, and 120,000 tons of coal during calendar years 2005 through 2008, respectively.

         The coal industry has been highly  competitive with very low margins in the past several years.  Recently,  the surge in prices for natural gas has made coal more  competitive  with that  alternative  energy  source which has enabled
coal-fired  power  plants,   using  the  latest  clean  air  compliant  scrubber
technology,  to be price  competitive with natural  gas-fired plants. We believe this has and will continue to

cause increased demand for coal for the foreseeable future,  resulting in higher prices and  improved  margins  for our  product.  However,  the price of coal is volatile,  and there can be no  assurances  that the price of coal will not drop below current  levels.  To reduce our exposure to  fluctuations  in the price of coal,  we intend to maintain long term  contracts  with respect to a majority of our coal production.

         We estimate that our cost of commencing mining operations at a new mine is approximately $500,000 to $750,000,  including the cost of reclamation bonds.
Presently we do not generate  sufficient  cash from  operations to fund new mine development and our expansion into new mines therefore depends on our ability to raise the required funds through debt or equity offerings. If we are not able to raise  additional  financing or if such financing is not available on acceptable terms,  we  may be  unable  to  expand  our  mining  operations  beyond  current production levels.

         Our  historical  operations  prior to April 30, 2003  reflect  only the operations of National Coal Corporation, a Tennessee corporation. Prior to April
30, 2003, National Coal Corp., a Florida corporation  formerly known as Southern
Group International,  Inc., was a "blank check" company, which is a company that has no specific business plan or purpose or has indicated that its business plan is to  engage  in a  merger  or  acquisition  with an  unidentified  company  or companies.  On April 30, 2003, National Coal Corp.  consummated a reorganization in  which  all of  the  outstanding  shares  of  National  Coal  Corporation,  a privately-held  Tennessee  corporation,  were exchanged for 8,549,975  shares of
National Coal Corp. a Florida corporation.  National Coal Corporation was formed in January  2003,  and from  inception  through  June 30,  2003,  National  Coal
Corporation was in the exploration stage with no operating  revenue.  During the third quarter of 2003, we commenced coal mining operations and, accordingly, are no longer in the  exploration  stage. As a result of the  reorganization  of the group and the commencement of operating  activities,  our results for the eleven months from inception (January 30, 2003) to December 31, 2003 are not comparable to those for the twelve months ended December 31, 2004.

COAL INDUSTRY BACKGROUND

         Coal is one of the world's  most  abundant,  efficient  and  affordable natural  resources,  and is  used  primarily  as  fuel  for  the  generation  of electricity.  According  to the  Energy  Information  Administration,  or EIA, a
division  of the  Department  of  Energy,  greater  than 51% of all  electricity consumed in the United States in 2003 was generated using coal.

         As the table below indicates,  coal fueled more electricity  production in the United States in recent years than all other fuel sources combined.

         ELECTRICITY FUEL SOURCES (BASED ON NET GENERATION):

                              1990       1995       2001       2002       2003
                            -------    -------    -------    -------    -------
Coal ..................        52.5%      51.0%      50.9%      50.2%      51.3%
Nuclear ...............        19.0       20.1       20.6       20.2       19.8
Hydro .................         9.6        9.3        5.8        6.8        7.1
Natural Gas ...........        12.3       14.8       17.1       17.9       16.3
Other .................         6.6        4.8        5.6        4.9        5.5
                            -------    -------    -------    -------    -------
    Total .............       100.0%     100.0%     100.0%     100.0%     100.0%
                            =======    =======    =======    =======    =======
Source: Department of Energy's Energy Information  Administration Monthly Energy
Review, June 2004.

         The United  States is the second  largest  coal  producer in the world, exceeded only by China.  Other leading coal producers include  Australia,  India and South Africa.  The United States has the largest coal reserves in the world, with an  estimated  250 years of supply  based on current  usage  rates.  United
States coal  reserves are more  plentiful  than United States oil or natural gas reserves,  with coal  representing  more than 85% of the  nation's  fossil  fuel reserves.

         United States coal  production  has nearly  doubled  during the past 30 years.  Based on statistics  reported by EIA, in 2003,  total United States coal production  was estimated to be 1.07 billion tons.

Approximately  67% of United States coal is produced by surface mining  methods, while the remaining 33% is produced by underground mining methods.

         The United  States  coal  industry  operates  under a highly  developed regulatory regime that governs all mining and mine safety activities,  including land  reclamation,  which requires mined lands to be restored in accordance with plans submitted by us and approved by OSM.

     COAL MARKETS

         The EIA expects domestic  consumption of coal by electric generators to grow at an annual rate of 1.4% per year from 2001 through  2025,  predicated  on natural gas price assumptions of $2.88 per million British Thermal Unit, or Btu, in 2005 and $3.30 in 2010. Demand from domestic electric generators accounts for more than 92% of domestic  coal  consumption.  The EIA projects  annual coal use growth by electric generators of nearly 400 million tons by 2025.

     U.S. COAL CONSUMPTION BY SECTOR

         Coal  is the  primary  resource  used  in the  United  States  for  the generation of  electricity.  It is also used by steel companies to make products with furnaces, by industrial users for heat and power generation,  and a variety of manufacturing and processing  facilities such as paper mills, chemical plants and cement manufacturers.  The breakdown of coal consumption by major sector for
2003 and 2002 is as follows:

         U.S. COAL PRODUCTION BY MAJOR SECTOR (IN MILLION TONS):

                                           2003                    2002
                                  --------------------     --------------------
                                                % OF                     % OF
                                     TONS       TOTAL         TONS       TOTAL
                                  ---------    -------     ---------    -------

Electric power plants ......        1,004.3       91.7%        977.5       91.2%
Industrial plants ..........           86.2        7.9%         84.4        8.4%
Residential/Commercial .....            4.2        0.4%          4.4        0.4%
                                  ---------    -------     ---------    -------
    Total ..................        1,094.7      100.0%      1,006.4      100.0%
                                  =========    =======     =========    =======
Source:  Department of Energy's Energy Information  Administration,  Annual Coal
Report 2003.

     SOURCES OF COAL DEMAND GROWTH

         In the aggregate,  coal-fueled  plants currently utilize  approximately
70% of their capacity,  although the optimal sustainable capacity utilization is estimated  at 85% for a typical  plant,  and most plants can run at higher rates for short  periods.  An increase from 70% capacity  utilization  to 85% capacity utilization  would translate into  approximately  200 million tons of additional annual coal consumption.

         In addition to  expected  greater  utilization  of existing  plants,  a number of new coal-fueled  generating plants have been announced in recent years to meet the United State's needs for  inexpensive  base-load  energy  generating capacity.

     REGIONAL COAL MARKETS

         Coal is mined from  coalfields  throughout the United States,  with the major  production  centers  located in the Powder River Basin,  Central/Southern
Appalachia,  Northern  Appalachia,  the  Illinois  Basin  and in  other  western coalfields.  The breakdown of historical and projected coal production by supply region is as follows:

         U.S. COAL PRODUCTION BY SUPPLY REGION (IN MILLION TONS):

                                     HISTORICAL              PROJECTED
                                   -------------   -----------------------------
                                    2001    2003    2005    2010    2015    2020
                                   -----   -----   -----   -----   -----   -----

Powder River Basin .............     408     400     410     509     563     632
Central/Southern Appalachia ....     290     250     272     286     286     280
Northern Appalachia ............     143     125     131     124     120     128
Illinois Basin .................      95      88     103     102     104     107
Other Western US ...............     194     206     200     200     205     204
Other ..........................       9       2       9       9       8       8
                                   -----   -----   -----   -----   -----   -----
    Total ......................   1,139   1,071   1,125   1,230   1,286   1,359
                                   =====   =====   =====   =====   =====   =====
Source: Energy Information Administration, Annual Energy Outlook 2004.

     We operate in the Central/Southern  Appalachia region. The Central/Southern
Appalachia region contains coalfields in eastern Kentucky,  Tennessee,  Alabama, southwestern  Virginia,  and central and southern West  Virginia.  Production in
Central/Southern Appalachia has decreased from approximately 305 million tons in
1996 to approximately 250 million tons in 2003. Production declined in all major sections of Central/Southern Appalachia except for southern West Virginia, which has grown due to the expansion of more  economically  attractive  surface mines.
The region has experienced  significant  consolidation in the past several years
due  to  modest  demand  growth  and  strong   competition  from  western  coal.
Central/Southern Appalachian operators market approximately 67% of their coal to
electric   generators,   principally   in  the   southeastern   United   States.
Central/Southern Appalachia producers also sell extensively in the export market and to industrial  customers.  The coal of  Central/Southern  Appalachia  has an average  heat  content  of 12,500  Btu per pound and  generally  has low  sulfur content.

     COAL CHARACTERISTICS

         There are four types of coal: lignite,  sub-bituminous,  bituminous and anthracite.  Each has  characteristics  that make it more or less  suitable  for
different  end  uses.  In  general,  coal  of  all  geological   composition  is
characterized  by end  use as  either  "steam  coal"  or  "metallurgical  coal,"
sometimes known as "met coal." Steam coal is used by electricity  generators and by industrial  facilities to produce steam,  electricity or both.  Metallurgical coal is refined into coking coal, which is used in the production of steel. Heat value and sulfur content, the two most important coal characteristics, determine
the  best  end  use  of  particular   types  of  coal.  Our  coal  is  generally
characterized as steam coal.

         HEAT VALUE

         The heat value of coal is  commonly  measured in Btu per pound of coal.
Coal found in the eastern and mid-western  regions of the United States tends to have a heat content ranging from 10,000 to 15,000 Btu per pound. Most coal found in the western  United  States  ranges  from 8,000 to 10,000 Btu per pound.  The weight of moisture in coal,  as sold, is included in references to Btu per pound of coal in this document, unless otherwise indicated.

         SULFUR CONTENT

         Sulfur  content  can vary from seam to seam and  sometimes  within each seam.  Coal  combustion  produces  sulfur  dioxide,  the amount of which  varies depending on the chemical  composition  and the  concentration  of sulfur in the coal.  Low sulfur coal has a variety of  definitions,  and in this document "low sulfur"  is  referred  to coal with  sulfur  content  of 2.0% or less by weight.
Compliance coal refers to coal with a sulfur content of less than 1.2 pounds per million Btu. The strict emissions  standards of the Clean Air Act have increased demand for low sulfur coal. We expect  continued high demand for low sulfur coal as electric  generators  meet the current Phase II requirements of the Clean Air
Act (1.2 pounds or less of sulfur dioxide per million Btu).

         Sub-bituminous  coal typically has lower sulfur content than bituminous coal,  but  some  bituminous  coal in  Colorado,  eastern  Kentucky,  Tennessee, southern West Virginia and Utah also has low sulfur content.

         OTHER

         Ash is the inorganic residue remaining after the combustion of coal. As with sulfur  content,  ash content  varies from seam to seam.  Ash content is an important  characteristic of coal because electric generating plants must handle and dispose of ash following combustion.

         Moisture  content of coal varies by the type of coal,  the region where it is mined and the location of coal within a seam.  In general,  high  moisture content  decreases the heat value and increases the weight of the coal,  thereby making it more  expensive to transport.  Moisture  content in coal, as sold, can range from approximately 5% to 30% of the coal's weight.

         When some types of coal are super-heated in the absence of oxygen, they form a hard, dry, caking form of coal called "coke".  Steel production uses coke as a fuel and reducing agent to smelt iron ore in a blast furnace.

     COAL MINING TECHNIQUES

         Coal mining operations commonly use four distinct techniques to extract coal from the ground,  and one relatively new  technique.  The most  appropriate technique  is  determined  by coal seam  characteristics  such as  location  and recoverable reserve base. Drill hole data are used initially to define the size, depth and  quality of the coal  reserve  area  before  committing  to a specific extraction  technique.  All  coal-mining  techniques rely heavily on technology;
consequently,    technological   improvements   have   resulted   in   increased
productivity.  The four most common mining  techniques  are  continuous  mining, longwall mining,  truck-and-shovel  mining,  and dragline mining,  and the newer technique is highwall  mining.  We use  continuous  mining and  truck-and-shovel mining techniques and, subject to our ability to acquire adequate financing,  we anticipate implementing highwall mining within the next six months.

         CONTINUOUS MINING. Continuous mining is an underground mining method in
which   main   airways   and   transportation    entries   are   developed   and
remote-controlled mining equipment,  referred to as "continuous miners", extract coal from "rooms," leaving "pillars" to support the roof. Shuttle cars transport coal from the face to a conveyor belt for transport to the surface.  This method is often used to mine  smaller coal blocks or thin seams,  and seam  recovery is typically  approximately 50%.  Productivity for continuous mining averages 25 to
50 tons per miner shift.

         TRUCK-AND-SHOVEL MINING. Truck-and-shovel mining is an open-cast method that uses large electric-powered shovels to remove overburden,  which is used to backfill  pits  after  coal  removal.  Shovels  load  coal  in haul  trucks  for transportation  to the preparation  plant or rail load-out.  Seam recovery using the truck-and-shovel method is typically 90%. Productivity depends on equipment, geological composition and the ratio of overburden to coal.  Productivity varies between 250 to 400 tons per miner  shift in the Powder  River Basin to thirty to
80 tons per miner shift in Eastern regions of the United States.

         HIGHWALL MINING.  Highwall mining is a method of coal mining in which a continuous  mining  machine is driven by remote control into the seam exposed by previous open cut  operations,  or  "highwall",  which was the result of surface mining  operations.  A continuous haulage system carries the coal from the miner to an open-air installation for stockpiling and transport.  This process forms a series  of  parallel,  unsupported  drives.  It is vital  that the coal  pillars remaining  between  adjacent  drives are capable of  supporting  the  overburden structure.

         It is  generally  easier to mine coal seams that are thick and  located close  to the  surface  than  thin  underground  seams.  Typically,  coal-mining operations  will  begin at the part of the coal  seam that is  easiest  and most economical to mine. In the coal industry,  this characteristic is referred to as
"low ratio."

As the seam is mined,  it becomes more  difficult  and expensive to mine because the seam  either  becomes  thinner  or  protrudes  more  deeply  into the earth, requiring removal of more material over the seam, known as the "overburden." For example,  many  seams of coal in the  Midwest  are five to ten  feet  thick  and located  hundreds of feet below the surface.  In  contrast,  seams in the Powder
River  Basin of Wyoming  may be eighty  feet thick and  located  only fifty feet below the surface.

         Once the raw coal is mined,  it is often  crushed,  sized and washed in preparation plants where the product  consistency and heat content are improved.
This  process  involves  crushing  the  coal  to  the  required  size,  removing impurities and, where  necessary,  blending it with other coal to match customer specifications.

     TECHNOLOGY

         Coal mining  technology is continually  evolving and  improving,  among other things,  underground mining systems and larger earth-moving  equipment for surface  mines,  as well as highwall  mining  equipment.  For example,  longwall mining  technology has increased the average  recovery of coal from large blocks of underground  coal from 50% to 70%. At larger surface mines,  haul trucks have capacities of 240 to 400 tons,  which is nearly  double the maximum  capacity of the largest haul trucks used a decade ago. This increase in capacity, along with larger shovels and draglines, has increased overall mine productivity.

     COAL PRICES

         Coal prices vary  dramatically by region and are determined by a number of factors.  The two principal components of the delivered price of coal are the price of coal at the mine,  which is influenced by mine operating costs and coal quality,  and the cost of  transporting  coal from the mine to the point of use.
Electric  utilities purchase coal on the basis of its delivered cost per million
Btu.

         PRICE AT THE  MINE.  The  price of coal at the  mine is  influenced  by geological  characteristics such as seam thickness,  overburden ratios and depth of  underground  reserves.  Eastern United States coal is more expensive to mine than  western  coal,  because of  thinner  coal  seams and  thicker  overburden.
Underground  mining,  prevalent in the eastern United  States,  has higher labor costs than surface mining  including costs for labor benefits and healthcare and high capital  costs,  including  modern  mining  equipment and  construction  of extensive ventilation systems.

         In  addition to the cost of mine  operations,  the price of coal at the mine is also a function of quality  characteristics  such as heat value, sulfur, ash and moisture  content.  Met coal has higher carbon and lower ash content and is usually  priced $4 to $10 per ton higher than steam coal produced in the same regions.  Higher  prices are paid for special  coking  coal with low  volatility characteristics.

         TRANSPORTATION  COSTS. Coal used for domestic  consumption is generally sold  freight  on  board,  or FOB,  at the mine,  as  described  above,  and the purchaser  normally bears the transportation  costs.  Export coal,  however,  is usually  sold at the  loading  port,  and coal  producers  are  responsible  for shipment  to the  export  coal-loading  facility  and the  buyer  pays the ocean freight.

         Most electric generators arrange long-term shipping contracts with rail or barge companies to assure stable  delivered  costs.  Transportation  can be a large  component of the buyer's  cost.  Although the customer  pays the freight, transportation  cost is still  important  to coal mining  companies  because the customer  may choose a  supplier  largely  based on the cost of  transportation.
According  to the  National  Mining  Association,  railroads  account for nearly two-thirds of total United States coal shipments.  Trucks and overland conveyors haul coal over shorter  distances,  while lake  carriers and ocean  vessels move coal to export markets. Some domestic coal is shipped over the Great Lakes. Most coal mines are served by a single  rail  company,  but much of the Powder  River
Basin is served by two competing rail carriers.

     DEREGULATION OF THE ELECTRICITY GENERATION INDUSTRY

         Congress enacted the Energy Policy Act of 1992 to stimulate competition in electricity  markets by giving wholesale suppliers access to the transmission lines of United States electricity generators. In April 1996, the Federal Energy
Regulatory   Commission  ("FERC")  issued  the  first  of  a  series  of  orders establishing  rules  providing  for  open  access  to  electricity  transmission systems.  The  federal  government  is  currently  exploring a number of options concerning utility deregulation. Some individual states are also proceeding with their own deregulation initiatives.

         The pace of deregulation differs  significantly from state to state. As of  September  2003,  seventeen  states and the  District of Columbia had either enacted  legislation  leading to the  deregulation of the electricity  market or issued a regulatory  order to implement retail access that would allow customers
to  choose  their  own  supplier  of   generation.   Five  states  have  delayed
restructuring  and  twenty  seven are not  actively  pursuing  deregulation.  In
California,  where  supply  and demand  imbalances  created  electricity  supply shortages, the California Public Utilities Commission suspended deregulation.

         A possible  consequence of  deregulation  is downward  pressure on fuel prices.  However,  because of coal's cost advantage and because some coal-fueled generating  facilities are  underutilized in the current  regulated  electricity market,  we believe  that  additional  coal demand  would  arise as  electricity markets are  deregulated  if the most  efficient  coal-fueled  power  plants are operated at greater capacity.

MINING OPERATIONS

         We  currently   are  mining  coal  from  one  surface  mine  and  three
underground  mines in Eastern Tennessee and one underground mine in Southeastern
Kentucky.  These  mines have been  developed  at  strategic  locations  in close proximity to our preparation  plants and rail shipping  facilities.  At March 1,
2005, we are pursuing  permits to extract coal from four surface mines and seven underground  mines on our properties.  The following table provides  operational information for calendar 2004 about our active mines at December 31, 2004:

                                                                       DATE
                                          2004 TONS   2004 TONS    ESTABLISHED
MINE DESCRIPTION          LOCATION         PRODUCED    SHIPPED     OR ACQUIRED
------------------   ------------------   ---------   ---------   --------------

Surface mine TN #7   Elk Valley, TN          26,300      25,600   October 2004
Deep mine TN #1...   Devonia, TN             25,700      24,900   August 2004
Deep mine TN #9...   Smoky Junction, TN     131,000     128,200   April 2004
Deep mine TN #11..   Smoky Junction, TN      12,200       9,200   November 2004
Deep mine KY #1...   Straight Creek, KY      15,100      14,300   November 2004
                                          ---------   ---------
     Total........                          210,300     202,200
                                          =========   =========

         SURFACE  MINE TN #7: In late  October  2004,  we  acquired  the  mining permits  and  mineral  rights to 7,000  acres  located in the Elk Valley area of
Eastern  Tennessee from Robert Clear Coal  Corporation and commenced  extracting coal.  Robert Clear Coal  Corporation  held these mineral  rights  pursuant to a lease agreement with Ketchum Properties.  Mine #7 is a surface mine operating in the Splint,  Braden,  Pine Bald,  Pioneer  and Wind Rock coal  seams.  This mine utilizes one  truck-and-shovel  mining spread and is expected to produce 180,000 tons of  steam  coal  per  year.  During  2005,  we  intend  on  adding a second truck-and-shovel  spread of mining  equipment which should increase  capacity to
300,000 tons per year. Mine #7 is operated by the company's non-union employees.
Coal produced from this location is typically  trucked  directly to one customer without  processing  (i.e., the coal is not sent to a preparation plant prior to delivery to a customer) or trucked to our rail load-out  facility in Turley,  TN for rail shipment on the Norfolk-Southern railroad.

         DEEP MINE TN #1: In August 2004, we began mining  operations at mine TN
#1 pursuant to a lease agreement with Lexington Coal, LLC. Mine TN #1 is located near Devonia, Tennessee, on part of our New River Tract, and the lease agreement with Lexington Coal was part of the acquisition of those mineral rights. Mine TN
#1 is an  underground  mine  operating  in the Pee Wee coal  seam  and  utilizes continuous  mining  equipment.  This mine is expected  to produce  approximately
75,000  tons of steam coal per year.  Mine TN #1 is  operated  by the  company's non-union  employees.  Coal produced from this location is typically  trucked to our  preparation  plant  in Smoky  Junction,  TN and  then  trucked  to our rail load-out facility in Turley, TN where the coal is either trucked directly to one customer or shipped via rail on the Norfolk-Southern railroad.

         DEEP MINE TN #9: In mid April  2004,  we  acquired a mining  permit and mineral  rights to mine TN #9 located near Smoky  Junction,  TN, from U.S. Coal,
Inc., and commenced extracting coal. Mine TN #9 is an underground mine operating in the Pee Wee coal seam and utilizes continuous mining equipment.  This mine is expected to produce  approximately  200,000 tons of steam coal per year. Mine TN
#9 is operated by the  company's  non-union  employees.  Coal produced from this location is typically processed at our Smoky Junction,  TN preparation plant and then  trucked to our rail  load-out  facility  in  Turley,  TN where the coal is
either   trucked   directly  to  one   customer  or  shipped  via  rail  on  the
Norfolk-Southern railroad.

         DEEP MINE TN #11:  In mid April 2004,  we acquired a mining  permit and mineral rights from U.S. Coal,  Inc. to Mine TN #11 located near Smoky Junction,
Tennessee.  U.S.  Coal,  Inc.  held these  mineral  rights  pursuant  to a lease agreement with the Tennessee Valley Authority,  or TVA. We commenced  extracting coal in mid  November  2004.  This mine is  expected  to  produce  approximately
400,000  tons  of  steam  coal  per  year.  Mine TN #11 is an  underground  mine operating in the Red Ash coal seam and utilizes a  continuous  mining  equipment spread. Mine TN #11 is operated by the company's  employees.  Coal produced from this location is typically  trucked to our Smoky Junction  preparation plant and then  trucked to our rail  load-out  facility  in  Turley,  TN where the coal is either  trucked  directly  to one of our  customers  or shipped  via rail on the
Norfolk-Southern railroad.

         DEEP MINE KY #1: In late November  2004, we acquired mine KY #1 as part of an acquisition of mining permits and mineral rights from  Appalachian  Fuels,
LLC, located on the Straight Creek and Pine Mountain  properties in Southeastern
Kentucky, and commenced operating mine KY #1 at the Straight Creek location soon thereafter.  Mine KY #1 is an  underground  mine in the  Hazard 8 coal  seam and utilizes  a  continuous  mining  process to extract  steam  coal.  Mine KY #1 is expected to produce  between  180,000  and 360,000  tons of steam coal per year.
Coal  produced  from  this  location  is  typically   trucked  to  the  Brittain
preparation  plant, then trucked to the Viall rail load-out facility and shipped via rail on the CSX rail  line.  Both  the  Viall  rail  load-out  facility  and
Brittain  preparation plant were assets we acquired from Appalachian Fuels. Mine
KY #1 is operated by a third party contractor.

         DEEP MINE TN #2: In September 2004, we ceased mining  operations at our surface  mine TN #2 located in Devonia,  TN. This was our first mine at which we commenced mining operations in July 2003.

     AREAS OF INTEREST

         In Eastern  Tennessee,  we own the coal mineral rights to approximately sixty-five  thousand  (65,000)  acres and  lease  another  approximately  twelve thousand one hundred (12,100) acres in Anderson, Campbell and Scott Counties.

         The owned  mineral  rights lie on a  contiguous  tract of land which is sometimes  referred to as the New River Tract mineral rights  assemblage,  which
had  previously   been  mined  by  Tennessee   Mining,   Inc.,  and  is  located
approximately twenty-five miles northwest of Knoxville,  Tennessee.  Portions of the New River Tract  mineral  rights  extend into  Anderson,  Campbell and Scott
Counties, Tennessee.

         We  lease  from  the  Tennessee  Valley  Authority,  property  which is adjacent  to the New River  Tract and covers  areas on both Cross  Mountain  and
Adkins  Mountain,  which  extend into  Anderson,  Campbell  and Scott  Counties,
Tennessee.  We also lease property in Anderson County,  Tennessee from Lexington
Coal, LLC, and in the Elk Valley area of Eastern  Tennessee  pursuant to mineral rights we acquired from Robert Clear Coal Corporation.

         In   Southeastern   Kentucky,   we  own  the  coal  mineral  rights  to
approximately   eleven   thousand   seven  hundred   (11,700)  acres  and  lease
approximately eighteen thousand two hundred (18,200) acres of the Straight Creek and Pine Mountain  properties in Bell,  Harlan and Leslie Counties.  We acquired these  mineral  rights (both owned and leased) from  Appalachian  Fuels,  LLC in
November 2004.

     TRANSPORTATION

         Our  Tennessee and Kentucky  operations  are both within a few miles of major interstate  highways,  which provide access for trucking  transport of our coal. Our Turley, TN rail load-out facility is immediately adjacent to a portion of the  Norfolk-Southern  rail system,  and our Straight Creek, KY rail load-out facility is immediately adjacent to a portion of the CSX rail system.

     GEOLOGY

         Known coal bearing strata on the New River Tract property  include coal beds from the Crab Orchard and Crooked Fork groups,  and the Slatestone,  Indian
Bluff,  Graves  Gap,  Red Oak  Mountain,  Vowell  Mountain  and  Cross  Mountain
formations.  Only coal seams from the Blue Gem coal, located near the top of the
Slatestone  formation  upwards,  occur on the New River Tract. Core drilling has indicated  the  existence  of coal as low as the Wilder  coals at the top of the
Gizzard  Group.  The strata that exists above the water  drainage  level consist mainly of relatively thick shale and siltstone  sequences with sandstone layers.
Coal  seams  occur in the shale  sequences.  There are six coal seams on the New
River  Tract that we are  targeting,  and all of these seams are above the water drainage level.  There are other coal seams that contain coal, but  insufficient information is available to estimate  mineability.  The northern  portion of the
New River Tract  property  has not been  explored by core  drilling  because the terrain generally is more difficult to access and the costs to explore this area are greater than we are willing to expend at this time.

         Known coal bearing  strata on the  Straight  Creek,  Kentucky  property include  coal  beds in the  Hazard  4A,8,9  and 10 and  Copeland  seams (on Pine
Mountain) and Hazard 8 seam (on Straight Creek  Mountain).  Unlike the New River
Tract,  we have not had an  internal  report  prepared  by outside  professional geologists  for our Straight Creek  property.  We do however intend to engage an outside firm within the next twelve months to prepare such information.

     RAILROAD LOADING AND PREPARATION PLANT FACILITIES

         We currently have two active railroad  loading  facilities;  the Turley railroad load-out facility in Turley, Tennessee, and the Viall railroad load-out facility  in  Straight  Creek,  Kentucky,  and  two  inactive  railroad  loading facilities located in Smoky Junction,  Tennessee and Pine Mountain, Kentucky. We
also have access to the Baldwin railroad facility located at Devonia, Tennessee, where  Tennessee  Mining,  Inc. was active until the spring of 1998. The Baldwin
facility  is  currently  idle  and  requires  capital   improvements  to  become
operational.

         Each railroad  load-out facility is in close proximity to a preparation plant. The Smoky Junction,  Tennessee preparation plant is fully operational and has a capacity of 720,000 clean tons per year. The Brittain preparation plant in
Straight  Creek,  Kentucky  is  fully  functional  and has an  estimated  annual capacity of 1.8 million clean tons per year. The Brittain  preparation  plant is operated by a contractor.

         The  preparation  plants in Devonia  and  Turley,  Tennessee,  and Pine
Mountain,  Kentucky,  are not  currently  in use  and  are in  need  of  capital improvements to become fully operational.  We intend, subject to availability of funds, to improve the rail and preparation  plant  facilities where necessary to serve our growing production needs.

PERMITTING

         Mining  companies  must obtain  numerous  permits  that  impose  strict regulations on various  environmental and safety matters in connection with coal mining. These provisions include requirements

                                       10

for coal  prospecting,  mine plan  development,  topsoil  removal,  storage  and replacement,  selective handling of overburden  materials,  mine pit backfilling and  grading,  protection  of the  hydrologic  balance,  subsidence  control for underground  mines,  surface drainage control,  mine drainage and mine discharge control and treatment, and revegetation.

         We must obtain permits from  applicable  state  regulatory  authorities before we begin to mine  reserves.  The  mining  permit  application  process is initiated by collecting  baseline data to adequately  characterize  the pre-mine environmental  condition  of the  permit  area.  This work  includes  surveys of cultural  resources,  soils,  vegetation,  wildlife,  assessment  of surface and ground water  hydrology,  climatology and wetlands.  In conducting this work, we collect  geologic data to define and model the soil and rock structures and coal that will be mined.  We develop mine and  reclamation  plans by  utilizing  this geologic data and incorporating elements of the environmental data. The mine and reclamation  plans  incorporate the provisions of the Surface Mining Control and
Reclamation Act of 1977 (the "SMCRA"),  the state programs and the complementary environmental  programs  that impact coal  mining.  Also  included in the permit application are documents defining ownership and agreements  pertaining to coal, minerals,  oil and gas,  water  rights,  rights  of way,  and  surface  land and documents required of the Office of Surface Mining's Applicant Violator System.

         Once a permit  application  is prepared and submitted to the regulatory agency,  it goes  through a  completeness  review,  technical  review and public notice and comment period before it can be approved. Some SMCRA mine permits can take over a year to prepare,  depending on the size and  complexity  of the mine and often take six months to sometimes two years to receive approval. Regulatory authorities  have  considerable  discretion in the timing of the permit issuance and the public has rights to comment on and otherwise  engage in the  permitting process, including through intervention in the courts.

         We do not believe there are any substantial matters that pose a risk to maintaining  our existing mining permits or hinder our ability to acquire future mining permits (except availability of cash for bond deposits). It is our policy to ensure that our operations are in full  compliance  with the  requirements of the SMCRA and the state laws and regulations governing mine reclamation.

OUR STRATEGY

         Our strategy  primarily  is to grow our business by expanding  our coal producing  capabilities  by  acquiring  additional  active  mines and  obtaining permits  to open new  mines on our  existing  properties.  We  intend  to submit approximately four to six new permit applications each year to open new mines on our properties,  which we intend to fund from operations, and acquire additional mines and related  properties  on a case by case basis,  which we intend to fund from the sale of debt  and/or  equity  securities.  Additionally,  we  intend to obtain  greater price  certainty for our coal by entering into  long-term  sales contracts,  which we define as  contracts  with an  initial  term of one year or greater, for approximately 75% of our coal production.

MARKETING AND SALES

         Our marketing  and sales  efforts are based in the corporate  office in
Knoxville,  TN and  are  led by our  Vice  President  of  Sales,  who  has  over twenty-five  years of sales  experience in the coal industry.  Our sales efforts primarily  are focused on  increasing  our customer  base of state-run  electric utilities primarily in the Southeastern region of the United States. We are also targeting  industrial  customers.  We do not export any of our coal,  and do not anticipate exporting any of our production for the foreseeable future.

         During the year ended  December 31, 2004,  we sold over 356,000 tons of coal,  134,000 tons of which were sold in the fourth quarter at an average price of nearly  $47.50 per ton,  resulting  in  approximately  $16.9  million in coal
sales.   Our  top  two   customers,   both  state-run   utilities,   represented
approximately 55% of these coal sales.

                                       11

CUSTOMERS

         During the twelve  months ended  December 31, 2004, we generated all of our coal sales  revenue  from  fourteen  customers,  six of which were  electric utilities,  six of which were industrial  companies,  and two of which were coal resellers.  All of our sales in 2003 and in the first  nine  months of 2004 were made pursuant to short term contracts  with our electric  utility and industrial customers.  Sales to coal resellers were made on a spot basis.  Most of our coal sales in the fourth  quarter  2004 were  derived from  long-term  contracts.  We intend  to  expand  the  number  of  customers  we serve as our coal  production increases,  and to enter into long term contracts for  approximately  75% of our coal  production to obtain greater price certainty for our coal. At December 31,
2004,  we  had  six  contracts  of one  year  or  longer.  The  following  table summarizes,  as of December 31, 2004,  the tons of coal that we are committed to deliver at prices determined under existing  long-term  contracts,  which prices are  subject to change  under the terms of our  contracts,  during the  calendar years 2005 through 2008:

      CALENDAR YEAR                 TONS        AVG. $/ TON   DOLLAR VALUE
-----------------------         ------------   ------------   ------------

2005 ..................              984,000   $      55.47   $ 54,581,900
2006 ..................              660,000   $      53.86   $ 35,550,000
2007 ..................              600,000   $      53.40   $ 32,040,000
2008 ..................              120,000   $      51.00   $  6,120,000
                                ------------   ------------   ------------
    Total .............            2,364,000   $      54.27   $128,291,900
                                ============   ============   ============

COMPETITION

         The  coal  industry  is  intensely  competitive.   There  are  numerous
producers  in the coal  producing  regions in which we operate.  We compete with several  major and a number of smaller coal  producers  in the  Central/Southern
Appalachia  area.  We  also  compete  with  producers  of  other  fuels  used in
electricity  generation,   including  nuclear,  natural  gas  and  hydroelectric
producers.  We compete with other coal  producers  and  producers of other fuels based on a  delivered  cost  per  heating  value  unit  basis.  In  addition  to competition from other fuels, coal quality,  the marginal cost of producing coal
in  various  regions  of  the  country,   and  transportation  costs  are  major
determinants of the price for which our coal can be sold.

REGULATORY MATTERS

         Federal,  state and local  authorities  regulate the United States coal mining  industry  with  respect to matters  such as employee  health and safety, permitting and licensing requirements,  air quality standards,  water pollution, plant  and  wildlife  protection,  the  reclamation  and  restoration  of mining properties after mining has been completed,  the discharge of materials into the environment,  surface  subsidence from  underground  mining,  and the effects of mining on  groundwater  quality  and  availability.  The Mine  Safety and Health
Administration,  or MSHA, is the U.S. Department of Labor agency responsible for the health and safety of miners.  The Office of Surface  Mining,  or OSM, is the
Department  of the Interior  agency which governs the issuance of permits and is responsible for overseeing the reclamation,  restoration and other environmental processes for our industry.

         In  addition,  the  industry  is affected  by  significant  legislation mandating  certain  benefits  for  current  and retired  coal  miners.  Numerous federal,  state and local  governmental  permits and  approvals are required for mining  operations.  We believe  that we have  obtained  all  permits  currently required to conduct our present mining operations and are in compliance with all
MSHA and OSM  regulations  pursuant  to our  operations.  We may be  required to prepare and present to federal,  state or local  authorities  data pertaining to the effect or impact that a proposed development for, or production of, coal may
have  on  the   environment.   These   requirements   could  prove   costly  and
time-consuming,   and  could  delay  commencing  or  continuing  development  or production  operations.  Future legislation and  administrative  regulations may emphasize  the  protection  of  the  environment  and,  as  a  consequence,  our activities may be more closely regulated.  Such legislation and regulations,  as well as future  interpretations and more rigorous  enforcement of existing laws, may require substantial increases in

                                       12

equipment  and operating  costs and delays,  interruptions  or a termination  of operations, the extent of which cannot be predicted.

         We endeavor to conduct our mining  operations  in  compliance  with all applicable federal,  state and local laws and regulations.  However,  because of extensive and comprehensive  regulatory  requirements,  violations during mining operations  occur from time to time in the  industry.  The  majority of any such violations  result  from  natural  causes,  such as heavy  rainfall  or  diverse temperature  conditions,  that cause the physical changes to the land surface or water levels then resulting in excess  sedimentation  in streams or land slides.
None of the violations to date or the monetary  penalties  assessed upon us have been material.

     MINE SAFETY AND HEALTH

         Stringent  health  and  safety  standards  have  been in  effect  since
Congress  enacted the Coal Mine Health and Safety Act of 1969.  The Federal Mine
Safety and Health Act of 1977  significantly  expanded the enforcement of safety and health  standards and imposed safety and health  standards on all aspects of mining operations.

         Most of the states,  including  the states of Tennessee and Kentucky in which we operate,  have state programs for mine safety and health regulation and enforcement. Collectively, federal and state safety and health regulation in the coal mining industry is perhaps the most  comprehensive and pervasive system for protection of employee health and safety  affecting any segment of United States industry.  While regulation has a significant effect on our operating costs, our
United States competitors are subject to the same degree of regulation.

     ENVIRONMENTAL LAWS

         We are  subject to various  federal,  state and  foreign  environmental laws. Some of these laws,  discussed below,  place many requirements on our coal mining operations.  Federal and state regulations  require regular monitoring of our mines and other facilities to ensure compliance.

         SURFACE MINING CONTROL AND RECLAMATION ACT

         The  SMCRA,   which  is  administered  by  OSM,   establishes   mining,
environmental  protection and  reclamation  standards for all aspects of surface mining as well as many aspects of deep mining.  Mine operators must obtain SMCRA permits and permit  renewals  for mining  operations  from the OSM.  Where state regulatory  agencies have adopted  federal  mining  programs  under the act, the state becomes the regulatory authority, as in Kentucky where we operate.

         SMCRA permit provisions include requirements for coal prospecting; mine plan development;  topsoil removal, storage and replacement;  selective handling of overburden  materials;  mine pit backfilling  and grading;  protection of the hydrologic balance;  subsidence control for underground mines;  surface drainage
control;   mine  drainage  and  mine  discharge   control  and  treatment;   and
re-vegetation.

         Before a SMCRA permit is issued,  a mine operator must submit a bond or otherwise secure the performance of reclamation obligations.  The Abandoned Mine
Land  Fund,  which is part of SMCRA,  requires a fee on all coal  produced.  The proceeds  are used to reclaim  mine lands closed prior to 1977 and to pay health care benefit costs of orphan  beneficiaries of the Combined Fund. The fee, which partially expired on September 30, 2004, is $0.35 per ton on surface-mined  coal and $0.15 per ton on  deep-mined  coal.  Since that date, a fee is assessed each
year  to  cover  the  expected   health  care   benefit   costs  of  the  orphan
beneficiaries. We are current on all Abandoned Mine Land Fund payments.

         SMCRA  stipulates   compliance  with  many  other  major  environmental
programs.  These programs  include the Clean Air Act, Clean Water Act,  Resource
Conservation and Recovery Act ("RCRA"),  Comprehensive  Environmental  Response,
Compensation, and Liability Acts ("CERCLA") superfund and employee right-to-know provisions.  Besides  OSM,  other  Federal  and State  regulatory  agencies  are

                                       13

involved in monitoring or permitting specific aspects of mining operations.  The
United States  Environmental  Protection  Agency  ("EPA") is the lead agency for
States or Tribes with no authorized programs under the Clean Water Act, RCRA and
CERCLA.  The United States Army Corps of Engineers ("COE") regulates  activities affecting navigable waters and the United States Bureau of Alcohol,  Tobacco and
Firearms ("ATF") regulates the use of explosive blasting.

         We do not believe there are any substantial matters that pose a risk to maintaining  our existing mining permits or hinder our ability to acquire future mining permits.  It is our policy to comply with all requirements of the Surface
Mining Control and Reclamation Act and the state laws and regulations  governing mine reclamation.

         CLEAN AIR ACT

         The Clean Air Act, the Clean Air Act Amendments  and the  corresponding state laws that  regulate the emissions of materials  into the air,  affect coal mining  operations both directly and  indirectly.  Direct impacts on coal mining
and   processing   operations   may  occur  through  Clean  Air  Act  permitting
requirements  and/or  emission  control  requirements  relating  to  particulate matter,  such as fugitive dust,  including future regulation of fine particulate matter  measuring  10  micrometers  in diameter  or  smaller.  The Clean Air Act indirectly  affects coal mining  operations by  extensively  regulating  the air emissions  of sulfur  dioxide,  nitrogen  oxides,  mercury  and other  compounds emitted by coal-fueled electricity generating plants.

         CLEAN WATER ACT

         The  Clean  Water  Act  of  1972  affects  coal  mining  operations  by establishing water quality standards and regulating  alteration of surface water bodies.  Much  of the  responsibility  for  standard  setting,  monitoring,  and enforcement is delegated to state agencies,  with federal  oversight.  There are three major aspects in the standard-setting process. First, the states establish use  designations  for all surface  water bodies.  Second,  scientifically-based water quality  criteria  (numeric or narrative) are established to be protective of the designated uses. These criteria include total maximum daily load ("TMDL")
discharge  standards  which are  monitored  and  enforced  through the  National
Pollution  Discharge  Elimination  System ("NPDES").  Water discharges from each mine operation are regulated  within the NPDES process.  The third  component is the  anti-degradation  standard,  which  establishes  characteristics  of  "high quality  streams",  and prohibits their  degradation.  Standards for discharging water from mine sites to high  quality  streams  are very  stringent.  Upgrading stream designations to "high quality" in the areas in which coal mine operations are located can  potentially  result in increased water treatment costs that can increase both permitting costs and coal production costs.

         RESOURCE CONSERVATION AND RECOVERY ACT

         The Resource Conservation and Recovery Act ("RCRA"),  which was enacted in 1976,  affects coal mining  operations by establishing  requirements  for the treatment,  storage and disposal of hazardous  waste.  Coal mine waste,  such as
overburden  and  coal  cleaning   waste,   are  exempted  from  hazardous  waste
management.

         Subtitle  C  of  RCRA  exempted  fossil  fuel  combustion  wastes  from hazardous waste regulation until the EPA completed a report to Congress and made a  determination  on whether the wastes should be regulated as  hazardous.  In a
1993 regulatory determination, the EPA addressed some high-volume, low- toxicity coal  combustion  wastes  generated at electric  utility and  independent  power producing facilities. In May 2000, the EPA concluded that coal combustion wastes do not warrant  regulation  as hazardous  under RCRA.  The EPA is retaining  the hazardous waste exemption for these wastes. However, the EPA has determined that national  non-hazardous  waste  regulations under RCRA Subtitle D are needed for coal combustion  wastes disposed in surface  impoundments and landfills and used as mine-fill.  The agency also concluded  beneficial uses of these wastes, other than for mine  filling,  pose no  significant  risk and no  additional  national regulations are needed.  As long as this exemption  remains in effect, it is not

                                       14

anticipated  that  regulation  of coal  combustion  waste will have any material effect on the amount of coal used by electricity generators.

         FEDERAL AND STATE SUPERFUND STATUTES

         Superfund  and  similar  state laws  affect  coal  mining and hard rock operations by creating a liability for investigation and remediation in response to releases of  hazardous  substances  into the  environment  and for damages to natural resources. Under Superfund, joint and several liabilities may be imposed on waste generators, site owners or operators and others regardless of fault.

     GLOBAL CLIMATE CHANGE

         The  United  States,  Australia,  and more than 160 other  nations  are signatories  to the  1992  Framework  Convention  on  Climate  Change,  which is intended to limit  emissions  of  greenhouse  gases such as carbon  dioxide.  In
December 1997, in Kyoto, Japan, the signatories to the convention  established a binding set of emission  targets for  developed  nations.  Although the specific emission  targets  vary from  country to  country,  the United  States  would be required to reduce  emissions  to 93% of 1990  levels  over a  five-year  budget period from 2008 through  2012.  Although  the United  States did not ratify the emission  targets and no  comprehensive  regulations  focusing on greenhouse gas emissions are in place, these restrictions,  whether through ratification of the emission  targets  or other  efforts  to  stabilize  or  reduce  greenhouse  gas emissions,  could adversely  affect the price and demand for coal.  According to the Energy  Information  Administration's  Emissions of Greenhouse  Gases in the
United States 2001,  coal  accounts for 32% of  greenhouse  gas emissions in the
United States,  and efforts to control  greenhouse gas emissions could result in reduced use of coal if electricity  generators switch to lower carbon sources of fuel.  In March 2001,  President  Bush  reiterated  his  opposition to the Kyoto
Protocol and further stated that he did not believe that the  government  should impose mandatory carbon dioxide emission reductions on power plants. In February
2002, President Bush announced a new approach to climate change,  confirming the
Administration's  opposition  to the  Kyoto  Protocol  and  proposing  voluntary actions to reduce the greenhouse gas intensity of the United States.  Greenhouse gas intensity  measures the ratio of greenhouse  gas  emissions,  such as carbon dioxide, to economic output. The President's climate change initiative calls for a  reduction  in  greenhouse  gas  intensity  over the next ten years,  which is approximately  equivalent  to the  reduction  that has occurred over each of the past two decades.

GLOSSARY OF TERMS

         ASH. The impurities consisting of iron, alumina and other incombustible matter contained in coal. Since ash increases the weight of coal, it adds to the cost of handling and can affect the burning characteristics of coal.

         BRITISH THERMAL UNIT OR "BTU." A measure of the thermal energy required to raise the temperature of one pound of pure liquid water one degree Fahrenheit at the  temperature  at  which  water  has  its  greatest  density  (39  degrees
Fahrenheit).

         CLEAN AIR ACT  AMENDMENTS.  A  comprehensive  set of  amendments to the federal law  governing the nation's air quality  adopted in 1990.  The Clean Air
Act was originally passed in 1970 to address  significant air pollution problems in our cities.  The 1990 amendments  broadened and strengthened the original law to address specific problems such as acid deposition,  urban smog, hazardous air pollutants and stratospheric ozone depletion.

         COAL  SEAM.  Coal  deposits  occur in  layers.  Each  layer is called a
"seam."

         COMPLIANCE COAL. The coal having a sulfur dioxide content of 1.2 pounds or less per million Btu, as required by Phase II of the Clean Air Act.

                                       15

         CONTINUOUS MINING. A form of underground,  room-and-pillar  mining that uses a  continuous  mining  machine  to cut coal  from the seam and load it onto conveyors or into shuttle cars in a continuous operation.

         DEEP MINE.  An underground coal mine.

         FOSSIL  FUEL.  Fuel such as coal,  petroleum or natural gas formed from the fossil remains of organic material.

         HIGHWALL MINING.  Highwall mining is a method of coal mining in which a continuous  mining  machine is driven by remote control into the seam exposed by previous open cut  operations,  or  "highwall",  which was the result of surface mining  operations.  A continuous haulage system carries the coal from the miner to an open-air installation for stockpiling and transport.  This process forms a series of parallel, unsupported drives.

         METALLURGICAL  COAL.  Various grades of coal suitable for carbonization to make coke for steel manufacture.  Also known as "met" coal, it possesses four important  qualities:  volatility,  which  affects  coke  yield;  the  level  of
impurities,  which  affects  coke  quality;  composition,   which  affects  coke
strength; and basic characteristics, which affect coke oven safety. Met coal has a particularly high Btu, but low ash content.

         OVERBURDEN.  The  Layers of earth and rock  covering  a coal  seam.  In surface mining operations, overburden is removed prior to coal extraction.

         OVERBURDEN RATIO/STRIPPING RATIO. The amount of overburden that must be removed compared to a given quantity of coal. It is commonly  expressed in cubic yards per ton of coal or as a ratio  comparing the  thickness of the  overburden with the thickness of the coal bed.

         PILLAR. An area of coal left to support the overlying strata in a mine.
Pillars are sometimes left permanently to support surface structures.

         RECLAMATION.  A process of  restoring  land and the  environment  to an approved  state  following  mining  activities.  The process  commonly  includes
"re-contouring"  or reshaping the land to its approximate  original  appearance, restoring  topsoil and  planting  native  grass and ground  covers.  Reclamation operations  are  usually  underway  before  the mining of a  particular  site is completed. Reclamation is closely regulated by both state and federal law.

         RESERVE.  That part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination.

         ROOF.  A  stratum  of rock or other  mineral  above a coal  seam or the overhead surface of an underground coal working place. Same as "back" or "top."

         ROOM-AND-PILLAR MINING. The most common method of underground mining in which  the  mine  roof is  supported  mainly  by coal  pillars  left at  regular intervals.  Rooms are placed where the coal is mined;  pillars are areas of coal left between the rooms. Room-and-pillar mining is done either by conventional or continuous mining.

         SCRUBBER  (FLUE GAS  DESULFURIZATION  UNIT).  Any of  several  forms of chemical/physical  devices which operate to neutralize  sulfur  compounds formed during coal  combustion.  These devices combine the sulfur in gaseous  emissions with other chemicals to form inert compounds,  such as gypsum, that must then be removed for disposal.  Although effective in substantially  reducing sulfur from combustion gases, scrubbers require about 6% to 7% of a power plant's electrical output and thousands of gallons of water to operate.

                                       16

         STEAM COAL.  Coal used by power plants and industrial  steam boilers to produce  electricity or process steam. It generally is lower in Btu heat content and higher in volatile matter than metallurgical coal.

         SUB-BITUMINOUS  COAL. A dull, black coal that ranks between lignite and bituminous coal. Its moisture content is between 20% and 30% by weight,  and its heat content ranges from 7,800 to 9,500 Btu per pound of coal.

         SULFUR.  One of the elements present in varying quantities in coal that contributes to environmental  degradation when coal is burned. Sulfur dioxide is produced as a gaseous by-product of coal combustion.

         SULFUR CONTENT.  Coal is commonly  classified by its sulfur content due to the importance of sulfur in environmental regulations.  "Low sulfur" coal has a variety of  definitions  but  typically is used as a  classification  for coal containing 1.0% or less sulfur.

         SURFACE  MINE.  A coal mine in which the coal lies near the surface and can be  extracted by removing  the  covering  layer of soil (see  "Overburden").
About 60% of total United States coal production comes from surface mines.

         TON. A "short" or net ton is equal to 2,000 pounds. A "long" or British ton is 2,240 pounds; a "metric" ton is approximately 2,205 pounds. The short ton is the unit of measure referred to in this document.

         TRUCK-AND-SHOVEL  MINING. A form of mining where large shovels are used to remove overburden,  which is used to backfill pits after the coal is removed.
Smaller shovels load coal in haul trucks for  transportation  to the preparation plant or rail loading facility.

         UNDERGROUND MINE. Also known as a "deep" mine.  Usually located several hundred feet below the earth's  surface,  an underground  mine's coal is removed mechanically  and  transferred  by shuttle car or conveyor to the surface.  Most underground  mines are  located  east of the  Mississippi  River and account for about 40% of annual United States coal production.

EMPLOYEES

         At December 31, 2004, we had 159 full-time employees, of which 136 were engaged in direct mining operations, seven in mining supervision, and sixteen in executive  management,  sales,  legal and  general  administration.  None of our employees  are covered by a  collective  bargaining  agreement.  We consider our relationship  with our  employees  to be  favorable.  We  currently  utilize the services of one independent  consultant in research.  The miners and supervisors are based in Eastern Tennessee; the Chief Executive  Officer/President,  and the
General  Counsel  are based in  Knoxville,  Tennessee;  and the Chief  Financial
Officer is based in Knoxville, but lives outside of Los Angeles, California.

ITEM 2.  DESCRIPTION OF PROPERTY

         Our  executive  offices  are  located  at 8915  George  Williams  Road,
Knoxville,  TN 37923;  the telephone  number is (865) 690-6900 and the facsimile number  is (865)  691-9982.  We own our  corporate  office  space.  The bases of operations for our mining activities are located in Anderson, Campbell and Scott
Counties,  Tennessee,  and Bell, Harlan and Leslie Counties,  Kentucky.  We also lease storage space in Eastern  Tennessee to house our maps and other geological data. We have pledged our corporate  office space as collateral to secure a bank letter of credit issued in favor of OSM for a portion of one of our  reclamation bonds.  Additionally,  we have granted our secured lender a security interest in all our owned and leased mining properties.

         We decide on a case by case basis whether to obtain a title review from a licensed  attorney  prior to purchasing or leasing  property.  In  determining whether to conduct a title review, we will consider

                                       17

information  we have about the  particular  property,  including,  for  example, personal  knowledge of our employees or consultants,  or historical  information from the previous  owners,  or information  obtained from  surrounding  property owners.  We have not obtained title insurance in connection with acquisitions of coal  reserves,  and generally will not do so in future  acquisitions.  We had a title  examination  made of the  New  River  Tract  when  we  purchased  it from
Cumberland  Timber  Company,  LLC. The title review was conducted by a law firm, the  principal  partner  of  which  was at the  time a  member  of our  Board of
Directors,  and  occurred  while we were a privately  held  company.  We did not conduct a title review of the Straight Creek Tract we acquired from  Appalachian
Fuels, LLC.

     COAL RESERVES

         We estimate  that,  as of December 31, 2004,  we had total  recoverable reserves of  approximately  11.8 million tons of proven  reserves on active mine sites.  We believe  there are  significant  reserves  in addition to those being actively  mined,  but we have not yet  completed  the  necessary  procedures  to classify them as reserves. "Reserves" are defined by the SEC Industry Guide 7 as that  part of a  mineral  deposit,  which  could  be  economically  and  legally extracted  or produced at the time of the reserve  determination.  "Recoverable"
reserves means coal that is economically  recoverable  using existing  equipment and  methods  under  federal  and state laws  currently  in effect.  Some of our reserves are classified as proven  reserves.  "Proven  (Measured)  Reserves" are defined  by the SEC  Industry  Guide 7 as  reserves  for which (a)  quantity  is computed  from  dimensions  revealed in  outcrops,  trenches,  workings or drill holes;  grade and/or quality are computed from the results of detailed sampling, and (b) the sites for inspection, sampling and measurement are spaced so closely and the  geologic  character  is so well  defined  that size,  shape,  depth and mineral content of reserves are well-established. Information about our reserves consists  of  estimates  based on  engineering,  economic  and  geological  data assembled and analyzed by our internal engineers, as well as studies prepared by certified  professional  geologists  based  upon data  provided  by us.  Reserve estimates are updated  periodically  using geologic data taken from drill holes, adjacent  mine  workings,  outcrop  prospect  openings and other  sources.  Coal tonnages are categorized according to coal quality, seam thickness,  mineability and location relative to existing mines and  infrastructure.  In accordance with applicable industry standards, proven reserves are those for which reliable data points are spaced  2,700 feet to 7,900 feet apart.  Further  scrutiny is applied using geological criteria and other factors related to profitable  extraction of the coal. These criteria include seam height,  roof and floor conditions,  yield and marketability.

         As with most coal-producing  companies in Central Appalachia, a portion of our coal  reserves  are  controlled  pursuant  to  leases  from  third  party landowners.  These leases  convey mining rights to the coal producer in exchange for a per ton or percentage of gross sales price royalty  payment to the lessor.
These leases are not scheduled to expire prior to expiration of projected mining activities.  Under  current  mining  plans,  we expect that all reported  leased reserves  will be mined out within the period of  existing  leases or within the time period of assured lease renewals.

         Our  reported  coal  reserves  are those that can be  economically  and legally extracted or produced at the time of their determination. In determining whether our  reserves  meet this  standard,  we take into  account,  among other things, mining methods, seam thicknesses,  previous mining, outcrop variability, and coal  quality.  We  calculated  our  reserves  by relying on  measured  seam thicknesses,  known coal densities,  measured coal acres and anticipated  mining methodology  minus any previous mining. We limited coal reserve estimates to our active  mining  operations  as of  December  31, 2004 due to our size and recent start up activities.  We have obtained, or we believe we have a high probability of obtaining,  all required permits or government  approvals with respect to our reserves.

                                       18

         The following table provides proven and probable  in-place reserve data by "status" (i.e.,  location,  owned or leased, active or inactive,  etc.) which have been  assigned to specific  mining  operations  as of December 31, 2004 (in thousands of tons):

                                                                 MINERAL RIGHTS
                                                   PROVEN       ----------------
            MINE                   TYPE           RESERVES      OWNED     LEASED
--------------------------     -----------     ---------------------------------

ACTIVE MINES:
TN #7 ....................     Surface               6,889         --      6,889
TN #1 ....................     Underground             548        548
TN #9 ....................     Underground              36         36         --
TN #11 ...................     Underground           2,459         --      2,459
KY #1, #2 ................     Underground           1,890         --      1,890
                                               ---------------------------------

Total Assigned Reserves ..                          11,802        584     11,218

         The following map shows the locations of National Coal's properties:

                                       19

ITEM 6.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

         The following  discussion and analysis should be read together with the
Consolidated  Financial  Statements  of  National  Coal Corp.  and the "Notes to
Consolidated  Financial  Statements"  included  elsewhere in this  report.  This
discussion   summarizes  the  significant  factors  affecting  the  consolidated operating results,  financial condition and liquidity and cash flows of National
Coal Corp.  for the fiscal years ended  December  31, 2003 and 2004.  Except for historical  information,  the matters discussed in this Management's  Discussion and Analysis or Plan of Operation are  forward-looking  statements  that involve risks and uncertainties and are based upon judgments  concerning various factors that are beyond our control.

OVERVIEW

         National Coal Corp. engages  principally in the business of mining coal in Eastern Tennessee and Southeastern  Kentucky.  We own the coal mineral rights
to  approximately   sixty-five   thousand   (65,000)  acres  and  lease  another
approximately  twelve thousand one hundred (12,100) acres in Tennessee,  and own the coal mineral rights to approximately  eleven thousand seven hundred (11,700)
acres and lease another  approximately  eighteen  thousand two hundred  (18,200)
acres in Kentucky.  We commenced mining coal in July 2003 from a surface mine in
Tennessee.  At December 31, 2004, we were  extracting  coal from four deep mines and one surface mine.

         During  calendar  2004, we made  significant  advancements  towards the realization of our long term business  strategy by growing our mining operations through both acquisitions and organic growth. We funded this growth primarily by closing  multiple  debt and equity  financing  transactions.  As a result of our growth, we had more substantial  mining operations as compared to calendar 2003, and as such were able to sign a number of long term  contracts with both utility and industrial customers. Our 2004 highlights include:

         ACQUISITIONS:  We acquired the following assets:

         o        In April  2004,  we  acquired  from U.S.  Coal,  Inc.,  mining permits, the Smoky Junction preparation plant, the Turley rail load-out  facility,  and  mining  equipment  for an  aggregate purchase  price of $4.2 million plus the assumption of certain liabilities;

         o        In May 2004, we acquired land from Cumberland  Timber Company,
                  LLC for an  aggregate  purchase  price of $631,000  payable in cash and stock;

         o        In  October   2004,   we  acquired   from  Robert  Clear  Coal
                  Corporation, mining assets including mining permits, a crusher and tipple,  and surface  mining  equipment  for an  aggregate purchase  price of $5.5 million plus the assumption of certain liabilities  and the obligation to replace $3.9 million of the seller's reclamation bonds; and

         o        In November  2004, we acquired from  Appalachian  Fuels,  LLC, mining  permits,  the Brittain  (Straight  Creek)  preparation plant and Viall rail load-out  facility,  and mining equipment for an  aggregate  purchase  price of $12.5  million  plus the assumption  of  certain  liabilities  and  the  obligation  to replace $6.5 million of the seller's reclamation bonds.

         FINANCING  ACTIVITIES:  We raised the following  proceeds from debt and equity financings:

         o        In February  2004,  we raised gross  proceeds of $2.75 million from the sale of 1,250,000 shares of common stock;

         o        In April  and May  2004,  we  raised  gross  proceeds  of $7.5 million from the sale of debentures  and common stock purchase warrants;

                                       20

         o        In July 2004, we borrowed $663,300 from a bank;

         o        In  August  2004,   we  issued  $16.0   million  of  Series  A
                  convertible preferred stock and common stock purchase warrants for gross  proceeds of $11.3  million in cash proceeds and the cancellation of $4.7 million of the debentures issued in April and May 2004;

         o        In August 2004, we raised gross  proceeds of $3.0 million from the sale of  debentures  convertible  into  Series A preferred stock;

         o        In November  2004, we obtained a $21.0 million  senior secured credit  facility,  pursuant to which we  immediately  borrowed gross proceeds of $15.0 million; and

         o        In December  2004,  we raised  gross  proceeds of $3.6 million from the sale of  additional  Series A  convertible  preferred stock and common stock purchase  warrants upon the exercise of
                  additional   purchase   rights  granted  in  our  August  2004
                  financing.

         LONG-TERM  CONTRACTS.  During 2004, we signed six supply contracts with terms of at least one year with 3 utility and 3 industrial  customers,  pursuant to which we have committed to sell 984,000, 660,000, 600,000 and 120,000 tons of coal during calendar years 2005 through 2008, respectively.

         Our  historical  operations  prior to April 30, 2003  reflect  only the operations of National Coal Corporation, a Tennessee corporation. Prior to April
30, 2003, National Coal Corp., a Florida corporation  formerly known as Southern
Group International,  Inc., was a "blank check" company, which is a company that has no specific business plan or purpose or has indicated that its business plan is to  engage  in a  merger  or  acquisition  with an  unidentified  company  or companies.  On April 30, 2003, National Coal Corp.  consummated a reorganization in  which  all of  the  outstanding  shares  of  National  Coal  Corporation,  a privately-held  Tennessee  corporation,  were exchanged for 8,549,975  shares of
National Coal Corp., a Florida corporation. National Coal Corporation was formed in January  2003,  and from  inception  through  June 30,  2003,  National  Coal
Corporation was in the exploration stage with no operating  revenue.  During the third quarter of 2003, we commenced coal mining operations and, accordingly, are no longer in the  exploration  stage. As a result of the  reorganization  of the group and the commencement of operating  activities,  our results for the eleven months from inception (January 30, 2003) to December 31, 2003 are not comparable to those for the twelve months ended December 31, 2004.

CRITICAL ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

         The discussion  and analysis of our financial  condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance  with  accounting  principles  generally  accepted in the
United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities,
revenues  and  expenses,   and  related  disclosure  of  contingent  assets  and
liabilities.  On an on-going basis,  we evaluate our estimates,  including those
related  to  computing   depreciation,   depletion,   amortization,   accretion,
reclamation liability, asset impairment, valuation of non-cash transactions, and recovery of receivables.  Estimates are then based on historical  experience and on various  other  assumptions  that are  believed  to be  reasonable  under the circumstances,  the results of which form the basis for making  judgments  about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these  estimates  under different assumptions or conditions. Our use of estimates, however, is limited, as we have adequate time to process and record actual results from operations.

         We  believe  our most  critical  accounting  policies  include  revenue recognition, the corresponding accounts receivable and the methods of estimating depletion and  reclamation  expense of actual  mining  operations in relation to estimated  total mineable  tonnage on our  properties.  We believe the following accounting policies affect our more significant  judgments and estimates used in preparation of our consolidated financial statements.

                                       21

         REVENUE  RECOGNITION.  Under SEC Staff  Accounting  Bulletin  No.  104,
"Revenue  Recognition," we recognize revenue when all of the following  criteria are met: (1)  persuasive  evidence of an  arrangement  exists,  (2) delivery has occurred or services have been rendered,  (3) the seller's price to the buyer is fixed or determinable, and (4) collectibility is reasonably assured.

              MINED COAL.  In the case of coal we mine and sell,  we negotiate a specific  sales  contract with each  customer,  which includes a fixed price per ton, a delivery schedule, and terms for payment. We recognize revenue from sales made pursuant to these contracts at the time of delivery.

              COAL ROYALTIES. We recognize coal royalty revenues on the basis of tons of coal mined by our  lessees.  During  2004,  we had one source of royalty revenue pursuant to our agreement with Jenco Capital Corporation  ("Jenco").  We recognized the final remaining royalties pursuant to our agreement with Jenco in the second  calendar  quarter of 2004 and do not  anticipate  any future royalty transactions for the foreseeable future.

         ACCOUNTS  RECEIVABLE.  Accounts  receivable balances are evaluated on a
continual   basis  and   allowances,   if  any,  are  provided  for  potentially
uncollectible  accounts based on management's  estimate of the collectibility of customer accounts. If the financial condition of a customer were to deteriorate, resulting  in an  impairment  of its  ability to make  payments,  an  additional allowance  may be  required.  Allowance  adjustments,  if any,  are  charged  to operations  in the period in which the facts  that give rise to the  adjustments become known. To date, we have not had any customer whose payment was considered
past  due,   and  as  such,   have  not   recorded  any  reserves  for  doubtful
collectibility.

         COAL RESERVES.  There are numerous uncertainties inherent in estimating quantities and values of economically  recoverable coal reserves.  Many of these uncertainties  are  beyond  our  control.  Information  about our coal  reserves consists  of  estimates  based on  engineering,  economic  and  geological  data assembled  and  analyzed  by our staff and by outside  consultants.  Some of the factors and assumptions that impact  economically  recoverable reserve estimates include:  (i) geological  conditions;  (ii)  historical  production from similar areas with similar  conditions;  (iii) the assumed  effects of  regulations  and taxes by governmental  agencies;  (iv) assumptions  governing future prices; and
(v) future operating costs.  Each of these factors may in fact vary considerably from the assumptions used in estimating reserves.  For these reasons,  estimates of the economically  recoverable quantities of coal attributable to a particular group of  properties,  and  classifications  of these  reserves based on risk of recovery and estimates of future net cash flows, may vary substantially.  Actual production,  revenue and expenditures  with respect to reserves will likely vary from estimates, and these variances may be material.

         ASSET RETIREMENT OBLIGATION. The Surface Mining Control and Reclamation
Act of 1977 and similar state statutes  require that mine properties be restored in  accordance  with  specified  standards  and an  approved  reclamation  plan.
Significant  reclamation  activities include reclaiming refuse and slurry ponds, reclaiming the pit and support acreage at surface mines,  and sealing portals at deep mines.  Reclamation  activities  that are  performed  outside of the normal mining process are accounted for as asset  retirement  obligations in accordance with the provisions of Statement of Financial Accounting Standards, or SFAS, No.
143,  "Accounting For Asset Retirement  Obligations".  We record our reclamation obligations on a mine-by-mine  basis based upon current permit  requirements and estimated reclamation  obligations for such mines as determined by the Office of
Surface Mining when we post a predetermined amount of reclamation bonds prior to commencing  mining  operations.  The Office of  Surface  Mining's  estimates  of disturbed  acreage are  determined  based on approved  mining  plans and related engineering data. Cost estimates are based upon estimates  approved by OSM based on  historical  costs.  In  accordance  with SFAS No. 143, we determine the fair value  of  our  asset  retirement  obligations  using  a  discounted  cash  flow methodology  based on a discount rate related to the rates of US treasury  bonds with maturities similar to the expected life of a mine,  adjusted for our credit standing.

         On at least an annual basis, we review our entire reclamation liability and make necessary  adjustments for permit changes granted by state authorities, additional costs resulting from accelerated mine closures, and revisions to cost estimates and productivity assumptions, to reflect current experience.

                                       22

At December 31, 2004, we had recorded asset retirement obligation liabilities of approximately  $2.3  million.  While the precise  amount of these  future  costs cannot be determined with  certainty,  as of December 31, 2004, we estimate that the  aggregate  undiscounted  cost of final mine closure is  approximately  $5.2 million.

         STOCK-BASED COMPENSATION. We account for stock-based compensation using
Accounting Principles Board ("APB") Opinion No. 25, "ACCOUNTING FOR STOCK ISSUED
TO EMPLOYEES".  Under APB No. 25,  compensation  expense is recognized for stock options  with an exercise  price that is less than the market price on the grant date of the option.  For stock  options  granted  employees  or  directors  with exercise  prices at or above the market value of the stock on the grant date, we have adopted the Financial Accounting  Standards Board ("FASB")  disclosure-only provisions of Statement of Financial  Accounting  Standards No. 123, "ACCOUNTING
FOR  STOCK-BASED  COMPENSATION"  ("SFAS No.  123").  Except for the  issuance of
1,237,500  options  granted to directors and officers in March 2004, we have not recorded any compensation costs for these types of option grants.

         BENEFICIAL   CONVERSION   FEATURE  OF  DEBT  AND  PREFERRED  STOCK.  In
accordance with Emerging Issues Task Force No. 98-5, "ACCOUNTING FOR CONVERTIBLE
SECURITIES  WITH  BENEFICIAL  CONVERSION  FEATURES  OR  CONTINGENTLY  ADJUSTABLE
CONVERSION  RATIOS," and No.  00-27,  "APPLICATION  OF ISSUE NO. 98-5 TO CERTAIN
CONVERTIBLE  INSTRUMENTS," we recognize the value of conversion  rights attached to  convertible  debt and equity  instruments.  These rights give the instrument holder the  immediate  ability to convert debt or  preferred  equity into common stock at a price per share  that is less than the  trading  price of the  common stock to the public.  The  beneficial  value is  calculated  based on the market price of the stock at the commitment  date in excess of the  conversion  rate of the debt and related  accruing  interest or preferred stock and is recorded as a discount to the related debt or constructive dividend to preferred  stockholders and an addition to additional  paid-in  capital.  The debt discount is amortized and  recorded as  interest  expense  over the  remaining  outstanding  period of related debt.

RECENT ACCOUNTING PRONOUNCEMENTS

         See Note #2 to Notes to  Consolidated  Financial  Statements for a full
description  of  recent  accounting   pronouncements  including  the  respective
expected  dates of adoption and effects on results of  operations  and financial condition.

                                       23

RESULTS OF OPERATIONS

         The following table presents consolidated  statement of operations data for each of the periods indicated as a percentage of revenues.

                                                         ELEVEN        TWELVE
                                                         MONTHS        MONTHS
                                                          ENDED         ENDED
                                                         DEC. 31,      DEC. 31,
                                                           2003          2004
                                                         -------       -------

Revenues .........................................         100%          100%
                                                         -------       -------
Operating expenses:
   Cost of sales and selling expenses ............         139.2          94.0
   General and administrative ....................         157.2          30.8
   Exploration costs .............................           6.7           2.0
   Depreciation and depletion ....................          21.0          12.8
   Amortization ..................................          30.8           1.8
                                                         -------       -------
     Total operating expenses ....................         354.9         141.4
                                                         -------       -------
Loss from operations .............................        (254.9)        (41.4)
                                                         -------       -------
Other income (expense):
   Other income (expense), net ...................           6.3          (0.2)
   Financing fees ................................            --          (2.7)
   Interest expense ..............................         (31.3)        (17.0)
                                                         -------       -------
Net loss .........................................        (279.9)%       (61.4)%
                                                         =======       =======

     REVENUES

                                 ELEVEN MONTHS        TWELVE MONTHS
                                     ENDED                ENDED          PERCENT
                               DECEMBER 31, 2003    DECEMBER 31, 2004     CHANGE
                               -----------------    -----------------    -------

Coal sales..................   $      1,012,520     $   16,871,346          *
Royalties receipts..........            178,123            103,403       (72.3%)
Other revenue...............                 --             24,163          --
                               -----------------    -----------------
   Total revenues...........   $      1,190,643     $   16,998,912          *
----------
* Not meaningful

         We commenced  mining coal in July 2003,  and therefore had limited coal sales during the eleven  months ended  December  31,  2003.  As such,  it is not meaningful to compare  sales  between the eleven months ended  December 31, 2003 and the twelve  months ended  December 31, 2004.  During the twelve months ended
December 31, 2004, we generated  all of our coal sales from fourteen  customers, six of  which  were  electric  utilities  (73.1%  of  sales,  with  our  top two representing 54.6% of total coal sales), six of which were industrial  companies
(26.3% of sales), and two of which were coal resellers. All of our sales in 2003 and in the first nine months of 2004 were made pursuant to short term  contracts with our electric utility and industrial customers. Sales to coal resellers were made on a spot  basis.  Most of our coal sales in the fourth  quarter  2004 were derived from long-term contracts. We intend to expand the number of customers we serve, as our coal production  increases,  and to enter into long term contracts for  approximately  75% of our coal production to obtain greater price certainty for our coal.  At December 31, 2004, we had six contracts of one year or longer, pursuant to which we estimate delivering an aggregate of 984,000 tons of coal in calendar  2005.  The royalty  receipts for the eleven months ended  December 31,
2003 and for the twelve  months  ended  December 31, 2004 were the result of the recognition of deferred revenue relating to our sale in August 2003 for $250,000 of royalty rights  relating to coal mined on the Smoky  Mountain  portion of our
New  River  Tract  property.  We will not  recognize  any more  royalty  revenue pursuant to this transaction. Other revenue for the twelve months ended December
31, 2004 was the result of tippling fees charged to third party  operators which leased one of our tipple facilities. We do

                                       24

not anticipate any future royalty  revenues and do not anticipate any meaningful revenues  to be derived in the  foreseeable  future  from third party use of our tipple facilities.

     OPERATING EXPENSES

         COST OF SALES AND SELLING EXPENSES

                                 ELEVEN MONTHS        TWELVE MONTHS
                                     ENDED                ENDED          PERCENT
                               DECEMBER 31, 2003    DECEMBER 31, 2004     CHANGE
                               -----------------    -----------------    -------

Cost of sales and selling
   expenses.................   $      1,657,570     $    15,978,686         *
----------
* Not meaningful

         There were no cost of sales and  selling  expenses  prior to the second quarter  2003.  For the twelve  month period  ended  December  31,  2004,  these expenses  consisted  primarily of salary,  benefits,  worker's  compensation and other  compensation  costs directly  attributable to the employment of miners of approximately $4.33 million,  and direct costs paid to third party vendors whose goods  and  services  were  directly  used  in the  process  of  producing  coal inventory,  which  included  coal  purchases  of  approximately  $2.31  million,
$477,000 paid to a contract  mining  entity,  equipment  leases and  maintenance expenses  of  $1.13  million,  blasting  expenses  of  $448,000,  fuel  costs of
$878,000,  parts and supplies of $1.40 million,  hauling costs of $1.50 million, and royalties and taxes of approximately  $911,000.  The gross profit margin for calendar  2004 was  approximately  5% which is  generally  below  the  operating margins  of our  competitors.  This  below  average  operating  margin is mainly attributable  to the ramp up  phase of our  mining  operations  as we went  from operating  one mine in 2003 to operating  six mines in 2004. We expect our gross profit  margins to improve  and be more in line with  industry  averages  during
2005.

         For the eleven months ended  December 31, 2003, our total cost of sales
and  selling  expenses  consisted  primarily  of  salary,   benefits  and  other
compensation  costs  directly  attributable  to  the  employment  of  miners  of approximately $441,000, direct costs paid to third party vendors whose goods and services were directly used in the process of producing  coal  inventory,  which included  equipment leases and maintenance  expenses of approximately  $470,000, blasting  expenses of $159,000,  fuel costs of  $191,000,  parts and supplies of
$227,000,  hauling costs of $66,000,  and  royalties and taxes of  approximately
$96,000.

         GENERAL AND ADMINISTRATIVE EXPENSES

                                 ELEVEN MONTHS        TWELVE MONTHS
                                     ENDED                ENDED          PERCENT
                               DECEMBER 31, 2003    DECEMBER 31, 2004     CHANGE
                               -----------------    -----------------    -------

General and administrative
   expenses.................   $      1,871,414     $     5,242,437        180%

         General and administrative  expenses primarily include salary, benefits and related expenses; executive,  financial, and accounting consulting expenses;
legal and outside audit professional fees;  insurance  expenses;  and travel and travel related expenses. The increase in general and administrative  expenses in the twelve  month period  ended  December 31, 2004  compared to the eleven month period  ended  December  31, 2003 is  primarily  attributable  to an increase in salaries,  benefits  and  related  expenses  of $2.08  million,  an  increase of
$903,000 related to the non-cash  recognition of compensation expense related to the  issuance  of options  with  strike  prices  below  market,  an  increase in insurance fees of $866,000  partially offset by a decrease in consulting fees of
$456,000.  This occurred as we  transitioned  from our initial  start-up  phase,
which  began  in  the  calendar  third  quarter  2003,   during  which  we  used
consultants, to on-going operations conducted by employees in 2004.

                                       25

         EXPLORATION COSTS

                                 ELEVEN MONTHS        TWELVE MONTHS
                                     ENDED                ENDED          PERCENT
                               DECEMBER 31, 2003    DECEMBER 31, 2004     CHANGE
                               -----------------    -----------------    -------

Exploration costs...........   $         80,367     $       343,946        328%

         For the twelve  month  period  ended  December  31,  2004,  we incurred exploration  and  development  costs of $343,946  for fees paid to  professional geological and  exploration  experts related to the development of mines located on our  properties.  For the eleven  months  ended  December  31,  2003,  we had exploration and development expenses of $80,367. We expect our exploration costs to increase in 2005 as we increase  the number of permits  submitted  to OSM for approval, as well as conduct further exploration on existing mines. We do expect however that our  exploration  costs as a percentage  of sales will  decrease in
2005 and beyond.

         DEPRECIATION AND DEPLETION EXPENSE

                                 ELEVEN MONTHS        TWELVE MONTHS
                                     ENDED                ENDED          PERCENT
                               DECEMBER 31, 2003    DECEMBER 31, 2004     CHANGE
                               -----------------    -----------------    -------

Depreciation and depletion
   expense...............      $        250,527     $     2,175,133        768%

         The increase in depreciation and depletion  expense in the twelve month period  ended  December  31, 2004  compared  to the eleven  month  period  ended
December 31, 2003 is primarily  attributable  to the acquisition of fixed assets which  resulted in an increase of  approximately  $1.28 million in  depreciation expenses,  an  increase of $504,000 in  adjustments  and  revisions  from annual re-costing  of our asset  retirement  obligations  as well as an increase in the recognition  of estimated  depletion  expenses of $115,000.  Given that the coal mining business is capital  intensive,  we expect our  depreciation  expenses to increase in 2005 and beyond as we increase our capital  expenditures  for mining and other equipment needed to expand our business.

         AMORTIZATION EXPENSE

                                 ELEVEN MONTHS        TWELVE MONTHS
                                     ENDED                ENDED          PERCENT
                               DECEMBER 31, 2003    DECEMBER 31, 2004     CHANGE
                               -----------------    -----------------    -------

Amortization expense........   $        366,628     $       298,236        (19%)

         We record  amortization  expense for previously  capitalized  financing fees related to the  issuance of debt  securities.  These  expenses are recorded using the interest method over the life of the securities. If the securities are repaid or are converted prior to maturity,  the remaining unamortized balance is immediately recognized. We also record amortization expense for mine development costs. For the twelve month period ended December 31, 2004, we recorded $288,531 related to financing fees,  including  $212,000 of fees paid in conjunction with
the  August  2004  convertible   debentures,   and  $9,705  attributed  to  mine
development  costs.  For the eleven month period  ended  December 31, 2003,  the entire  $366,628  amortization  expense was for  financing  fees  related to the issuance of debt securities in March 2003. At December 31, 2004, we had $782,500
of unamortized  financing fees which will be amortized using the interest method over 23 months,  and  approximately  $338,900 of  unamortized  mine  development costs,  which  is  recorded  as part of Coal  and  Mineral  Rights  and  will be amortized on a straight line basis over 45 months.

                                       26

     OTHER INCOME (EXPENSE)

                                 ELEVEN MONTHS        TWELVE MONTHS
                                     ENDED                ENDED          PERCENT
                               DECEMBER 31, 2003    DECEMBER 31, 2004      CHANGE
                               -----------------    -----------------    -------

Other income (expense), net    $          75,437    $         (40,682)    (154%)
Financing fees.............                   --             (458,187)      --
Interest expense...........             (372,458)          (2,890,735)     676%
                               -----------------    -----------------    -------
   Total other income
      (expense)............    $        (297,021)   $      (3,389,604)    1,041%

         The increase in other income (expense), net, in the twelve month period ended  December 31, 2004 compared to the eleven month period ended  December 31,
2003  is  primarily   attributable  to  an  increase  in  interest   expense  of
approximately  $2,518,000  related to  $1,700,000 of interest  expense  recorded pursuant to the beneficial  conversion  feature of the $3.0 million  convertible debentures  issued in August 2004, and added  borrowings for asset  acquisitions made during  calendar  2004, an increase of finance fees of $458,000  related to the April  debt  offering  and fees paid for a second  amendment  to our  senior credit facility, and an increase in property taxes of approximately $33,000.

RELATED PARTY TRANSACTIONS

         See "Certain  Relationships  and Related Party  Transactions"  included elsewhere in this report for a full description of transactions to which we were or will be a party, in which the amount involved exceeds  $60,000,  AND in which any director, executive officer, shareholder of more than 5% of our common stock or any member of their  immediate  family had or will have a direct or  indirect material interest.

LIQUIDITY AND CAPITAL RESOURCES

         As  of  December  31,  2004,  we  had  cash  and  cash  equivalents  of approximately $352,000. As of December 31, 2004, we had negative working capital of approximately $4.0 million. We expect a significant use of cash during fiscal
2005 as we continue to expand our coal mining operations. We anticipate that our current cash reserves plus cash we expect to generate from  operations  will not be sufficient to fund our operational  expenditures  for the first six months of
2005, yet we expect to be cash flow positive from  operations  commencing in the third  quarter of 2005.  We  anticipate  the need to acquire  additional  assets and/or  mining  operations,  and may be  required to raise  additional  funds by issuing  additional  equity or debt  securities,  the amount and timing of which will depend in large part on our spending program.  In November 2004, we entered into a senior secured credit facility and borrowed $15 million to facilitate our purchase of assets from Appalachian  Fuels,  LLC. We borrowed an additional $1.4 million in January 2005 pursuant to this senior secured credit  facility for the deposit on and  purchase  of a $5.5  million  high wall miner,  and  borrowed an additional  $5.14 million in a separate  transaction to complete the purchase of the high wall miner equipment.  We may borrow an additional $4.6 million, as our senior  secured  credit  facility  allows  for a maximum  of $21  million  to be borrowed.

         If  additional   funds  are  raised  through  the  issuance  of  equity
securities, the current stockholders may experience dilution. Furthermore, there can be no assurance that additional  financings will be available when needed or that  if  available,  such  financings  will  include  terms  favorable  to  our stockholders.  If such  financings  are not  available  when required or are not available on acceptable  terms,  we may be unable to take  advantage of business opportunities  or respond to  competitive  pressures,  any of which could have a material  adverse  effect on our  business,  financial  condition and results of operations.

     CASH FLOWS

         We currently satisfy our working capital requirements primarily through cash flows  generated from  operations and sales of equity and debt  securities.
For the twelve months ended

                                       27

December 31, 2004, we had a net increase in cash of approximately $351,000. Cash flows from operating,  financing and investing  activities for the eleven months ended  December  31,  2003 and the twelve  months  ended  December  31, 2004 are summarized in the following table:

                                                 ELEVEN MONTHS     TWELVE MONTHS
                                                     ENDED             ENDED
                                                  DECEMBER 31,      DECEMBER 31,
ACTIVITY                                             2003              2004
--------------------------------------------     ------------      ------------

Operating activities .......................     $ (1,541,409)     $ (4,342,237)
Investing activities: ......................       (1,990,879)      (33,417,661)
Financing activities .......................        3,533,171        38,110,713
                                                 ------------      ------------
   Net increase (decrease) in cash .........     $        883      $    350,815
                                                 ============      ============

         OPERATING ACTIVITIES

         The net  cash  used in  operating  activities  of  approximately  $4.34 million  during the twelve  months  ended  December 31, 2004 was  primarily  the result  of the  net  loss of  approximately  $10.43  million  and  increases  in receivables of approximately $1.90 million, inventory of approximately $119,000, deferred revenue of approximately $179,000, payments for reclamation obligations of approximately  $87,100 and prepaid and other of approximately  $233,500 as we increased coal production  during the year,  partially  offset by an increase in accounts  payable and accrued  liabilities  of  approximately  $3.30 million and non-cash expenses of approximately $5.20 million. The non-cash expenses recorded during  the  period  included  $1,700,000  of  interest  expense  related to the beneficial conversion feature of the $3.0 million convertible  debentures issued in August  2004,  $903,000  of  non-cash  compensation  expense  related  to the issuance of stock options with an exercise  price below the closing price of the
Company's common stock on the date of grant,  $227,000 of non-cash  compensation expense for the issuance of common stock in consideration of salary, $165,000 of non-cash  interest  expense for the issuance of common stock in lieu of interest payments,  and $49,000 of  non-cash  consulting  expense  for the  Black-Scholes pricing  model  valuation of warrants  issued as  consideration  for  consulting services rendered.

         The net  cash  used in  operating  activities  of  approximately  $1.54 million  during the eleven  months  ended  December 31, 2003 was  primarily  the result  of the  net  loss  of  approximately  $3.33  million  and  increases  in receivables  of  approximately  $19,000,  inventory of  approximately  $146,000,
deferred   revenue  of   approximately   $179,000   and  prepaid  and  other  of
approximately $15,000 as we increased coal production during the year, partially
offset  by  an  increase  in  accounts   payable  and  accrued   liabilities  of
approximately $829,000 and non-cash expenses of approximately $962,000, of which
$191,000 was non-cash compensation to a related party, and $153,500 was non-cash compensation expense for the issuance of common stock for services.

         INVESTING ACTIVITIES

         The approximately  $33.42 million of cash used in investing  activities during the twelve  months  ended  December  31,  2004 was due  primarily  to the purchase of  approximately  $17.71  million of  property,  plant and  equipment,
$10.89  million  for the  purchase  of coal and mineral  assets,  $4.27  million deposited with a bank as collateral for OSM reclamation  requirements,  $150,000 in deposits for a potential  purchase of mining rights,  and $392,000 of prepaid royalty in advance of  royalties  to be paid on  property we lease and expect to mine  within  a  few  years.  To  the  extent  that  we  make  additional  asset acquisitions  in 2005 similar to our investing  activities in 2004, we will need to raise  additional cash from outside  sources.  If additional funds are raised through  the  issuance  of  equity  securities,  the  current  stockholders  may experience  dilution.  Furthermore,  there can be no assurance  that  additional financings  will be available when needed or that if available,  such financings will include terms  favorable to our  stockholders.  If such  financings are not available  when  required or are not available on  acceptable  terms,  we may be unable to take  advantage of business  opportunities  or respond to  competitive pressures,  any of which could have a material  adverse  effect on our business, financial condition and results of operations.

                                       28

         For the eleven  months ended  December 31, 2003,  $1.99 million of cash used in  investing  activities  resulted  primarily  from $1.31  million for the acquisition of coal and mineral  rights,  $448,000 for the acquisition of mining equipment  offset by the  receipt of  $23,000  from the sale of  equipment,  and
$257,500 paid to OSM for reclamation bonds used for surface mine TN #2.

         FINANCING ACTIVITIES

         The net cash provided by financing  activities of approximately  $38.11 million  during the twelve  months  ended  December 31, 2004 was  primarily  the result of $24.5 million raised from sales of debt securities net of $1.0 million in fees,  and $17.7  million  raised from the sale of common  stock and Series A convertible  preferred  stock net of $1.0 million in fees,  offset  primarily by
$3.05 million paid to debt holders, $950,000 paid pursuant to capital leases and a bank loan, $560,000 paid on related party debt and $281,000 paid as a dividend to holders of our Series A preferred  stock.  The net cash provided by financing activities  of  approximately  $3.53  million  during  the eleven  months  ended
December 31, 2003 was primarily the result of $3.25 million raised from sales of debt from outside parties net of approximately $412,000 financing fees, $560,000 from  related  party  debt,  and  $287,500  from the sale of equity  securities, partially  offset by payments  of  approximately  $543,600 on notes  payable and capital  leases.  As previously  stated,  to the extent that we make  additional asset acquisitions in 2005 similar to our investing  activities in 2004, we will need to raise additional cash from the sale of equity or debt securities,  which financings  may not be available on acceptable  terms,  if at all, and which may dilute existing stockholders.

              ISSUANCE OF STOCK UPON THE CONVERSION OF NOTES PAYABLE

         During 2003, we raised gross proceeds of $198,000  pursuant to a series of private  placements of unsecured  promissory notes to four unrelated parties.
Each of the  notes  had an  interest  rate of 10% per annum and was due in March
2004.  In November  2003,  these note  holders  agreed to extend the term of the notes to November 2004 in  consideration  of the issuance to them of warrants to purchase an aggregate of 41,250  shares of our common  stock.  In January  2004, these four unrelated parties  converted their entire then outstanding  principal and accrued  interest  into shares of our common stock at a conversion  price of
$2.20 per share. We issued 92,099 shares of common stock, 90,000 shares of which were issued in repayment  of principal  and 2,099 shares of which were issued in repayment of accrued interest.

              SALE OF COMMON STOCK

         In February  2004,  we sold an  aggregate  of  1,250,000  shares of our common stock in a private  placement at a price per share of $2.20.  We received net proceeds of $2,750,000.  Crestview Capital Master, LLC, an entity controlled by Crestview  Capital Funds,  purchased  650,000  shares,  and other  accredited investors purchased the remaining 600,000 shares.

              SALES OF SENIOR SECURED PROMISSORY NOTES AND WARRANTS

         In  April  and May  2004,  we sold  one-year  promissory  notes  in the aggregate  principal amount of $7.5 million and three-year  warrants to purchase up to an aggregate of 625,000 shares of our common stock at an exercise price of
$4.00 per  share.  We sold  these  securities  to  institutional  investors  and individual  accredited  investors,  with the largest  investor  being  Crestview
Capital Master,  LLC, for an aggregate purchase price to us of $7.5 million.  In
August 2004,  certain  holders of this debt agreed to cancel  $4.725  million of principle in exchange for Series A preferred  stock (see below).  Also in August
2004, we repaid $2.775 million from the proceeds raised pursuant to the issuance of our Series A convertible preferred stock and retired the debt.

              SALES OF PREFERRED STOCK AND WARRANTS

         On August 31,  2004,  we sold  $16,030,000  of Series A 5%  convertible preferred stock and common stock purchase warrants in separate private placement transactions. We issued a total of

                                       29

1,068.67 shares of Series A convertible  preferred  stock, at $15,000 per share, for cash consideration of approximately $11.3 million and cancellation of $4.725 million of our senior secured promissory notes. Dividends on the preferred stock initially  accrue  at a rate of  five  percent  (5%)  per  annum  and  shall  be cumulative from the date of issuance. Until paid, the right to receive dividends on the preferred stock shall  accumulate and shall be payable,  in cash, on June
30 and December 31 of each year,  commencing on December 31, 2004. Each share of
Series A convertible  preferred  stock is  convertible  into 2,500 shares of our common  stock.  For each  share of Series A  convertible  preferred  stock,  the investors also were issued two-year warrants to purchase up to 500 shares of our common stock at an exercise  price of $8.40 per share.  On December 31, 2004, we paid  approximately  $281,000  in  dividends  to the  holders of our Series A 5%
convertible preferred stock.

         On August 31, 2004, the closing price of our common stock on the NASDAQ
Over-the-Counter Bulletin Board was $9.40. Since this closing price exceeded the
$6.00  conversion  price of the Series A preferred stock, and exceeded the $8.40 exercise price for the warrants, we recognized non-cash  constructive  dividends of  approximately  $10.76 million  pursuant to the calculation of the beneficial conversion  value for both the issuance of the preferred  stock and the attached warrants with conversion  prices below the market price of the common stock. The
beneficial   conversion   value  of  the  warrants  was  calculated   using  the
Black-Scholes pricing model. During the fourth calendar quarter of 2004, several
Series A convertible preferred  stockholders exercised their additional purchase right options,  which resulted in the recognition of an additional $7.87 million of non-cash constructive dividends pursuant to the calculation of the beneficial conversion value for both the issuance of the additional preferred stock and the attached  warrants with  conversion  prices below the market price of the common stock.  The  combined  one-time,  non-cash  constructive  dividends to preferred stockholders in 2004 for beneficial  conversion  features totaled  approximately
$18.6 million.

         In December  2004,  we  consummated  the sale of an  additional  241.33 shares of our Series A  convertible  preferred  stock and  warrants  to purchase
482,660 shares of our common stock, which securities were sold upon the exercise
of  additional   purchase  rights  granted  in  August  2004  to  investors  who participated  in our  private  placements  of the Series A  preferred  stock and warrants  and  convertible  promissory  notes.  We  received  gross  proceeds of approximately $3,620,000 in connection with the sale of these securities.

              SALES OF CONVERTIBLE PROMISSORY NOTES

         On August 31, 2004,  we issued  $3,000,000  of  convertible  promissory notes to Crestview Capital Master LLC, an entity controlled by Crestview Capital
Funds and SDS  Capital  Group  SPC,  Ltd.  Prior to  maturity,  the  convertible promissory  notes  may be  converted  into  units  consisting  of our  Series  A convertible  preferred  stock and common stock  purchase  warrants at a price of
$15,000  per unit.  Each  unit  consists  of one  share of Series A  convertible preferred  stock and  two-year  warrants  to purchase up to 500 shares of common stock at an exercise price of $8.40 per share.  In December 2004, both Crestview and SDS exercised their rights and converted their  respective  promissory notes into units of our Series A convertible preferred stock and common stock purchase warrants.

         On August 31, 2004, the closing price of our common stock on the NASDAQ
Over-the-Counter Bulletin Board was $9.40. Since this closing price exceeded the
$6.00  conversion  price of the convertible  promissory  notes, and exceeded the
$8.40 exercise price for the warrants to be issued upon conversion of the notes, we calculated a debt  discount of  approximately  $1.70 million  pursuant to the calculation of the beneficial conversion value for both the issuance of the debt below  market  prices,  and we  recognized  approximately  $220,000  of interest expense of this debt  discount for the quarter  ended  September  30, 2004.  The
$1.70 million  beneficial  conversion value for the debt was calculated based on the number of common shares  issuable upon  conversion of the Series A preferred stock issuable upon conversion of the principal  amount of the debt,  multiplied by the  difference  between the  conversion  price and the market  price for the common stock, or $3.40 and was to be amortized on a straight line basis over the nine-month  term of the notes.  Since the $3.0  million  debt was  converted  in
December  2004,  we recognized  the remaining  $1.58 million of debt discount as interest expense in the fourth calendar quarter of 2004.

                                       30

              BANK LOAN

         In July 2004,  we borrowed  approximately  $663,300  from Sevier County
Bank in  Sevierville,  TN with a 24-month  term and an  interest  rate of 7.25%.
Proceeds from the loan were used to purchase mining and other vehicles. Payments are made monthly,  and at December 31, 2004, the principal  remaining balance of the loan was approximately $532,900.

              SENIOR SECURED CREDIT FACILITY

         On  November  26,  2004,  our  Tennessee   subsidiary,   National  Coal
Corporation,  in  connection  with our  acquisition  of assets from  Appalachian
Fuels,   LLC  entered  into  a  credit   agreement  with  D.  B.  Zwirn  Special
Opportunities  Fund, L.P., as Lender and  administrative  agent for the Lenders.
The  company  and  our  subsidiary,  NC  Transportation,  Inc.,  guaranteed  the obligations of National Coal Corporation under the credit agreement.  The credit agreement  provides  for  an  initial  credit  facility  of $15  million  with a subsequent  credit facility not to exceed $6 million.  We exercised our right to borrow $15 million on November 29, 2004,  the proceeds of which were used to pay the remaining  $12,250,000  of acquisition  costs related to the  acquisition of assets of  Appalachian  Fuels,  LLC, pay  transaction  costs with respect to the closing of the credit facility and asset purchase,  and fund working capital. We borrowed an additional  $1.4 million in January 2005 to fund our  acquisition of mining  equipment.  Borrowings  under the credit  agreement bear interest at the rate of  interest  per annum  publicly  announced  from time to time by JPMorgan
Chase as its prime rate in effect at its principal office in New York City, plus
5.75%.  The obligations  under the credit agreement are secured by substantially all of our assets and those of our subsidiaries.

         Amounts  borrowed  under the Credit  Agreement  are  payable in monthly installments  of amounts  equal to 50% of our Free Cash Flow (as  defined in the credit agreement) and become  immediately due and payable on their maturity date of November 26, 2006. Under this facility,  we are subject to numerous financial covenants, including that:

         o        we maintain a specified  minimum  EBITDA (as defined in credit agreement)  for  specified  periods  ending  on each  calendar quarter during the term of the credit agreement;

         o        we do not  exceed  a  specified  ratio of debt to  EBITDA  for specified  periods ending on each calendar  quarter during the term of the credit agreement;

         o        we  maintain a specified  minimum  ratio of EBITDA to interest expense for specified  periods ending on each calendar quarter during the term of the credit agreement;

         o        we maintain a specified  minimum fixed charge  coverage  ratio for specified  periods ending on each calendar  quarter during the term of the credit agreement;

         o        we meet minimum monthly sales requirements;

         o        our general and administrative costs on an annualized basis as of specified  periods  ending on each calendar  quarter during the term of the credit  agreement  do not  exceed a  specified percentage of our coal sales for each such period; and

         o        we will  not  make  any  capital  expenditures  except  in the ordinary course of business in accordance with past practices.

         At December  31, 2004,  we were not in  compliance  with our  financial covenants related to EBITDA or our minimum monthly sales  requirements under the credit agreement. On March 29, 2005, we amended our credit agreement,  effective as of  December  31,  2004,  at a cost of  $120,000,  to  revise  our  financial covenants  related to EBITDA and minimum monthly sales  requirements to bring us back into compliance. The new financial covenants with D. B. Zwirn are effective for  the  term  of the  credit  agreement  and  are  based  on our  projections.

                                       31

OFF-BALANCE SHEET ARRANGEMENTS

         At  December  31,  2004  and  December  31,  2003,  we did not have any relationships with unconsolidated  entities or financial  partnerships,  such as entities often referred to as structured  finance,  variable interest or special purpose  entities,  which  would  have  been  established  for  the  purpose  of facilitating  off-balance sheet  arrangements or other  contractually  narrow or limited  purposes.  As such,  we are not  exposed to any  financing,  liquidity, market or credit risk that could arise if we had engaged in such relationships.

CONTRACTUAL OBLIGATIONS

         The following  summarizes our  contractual  obligations at December 31,
2004 and the effects such obligations are expected to have on liquidity and cash flow in future periods:

                                         PAYMENTS DUE BY PERIOD
                        --------------------------------------------------------
                                     LESS THAN 1      1-3        3-5      AFTER
                           TOTAL         YEAR        YEARS      YEARS    5 YEARS
                        -----------  -----------  -----------  -------   -------
Notes payable ........  $15,532,908  $   329,511  $15,203,397  $    --   $    --
Operating leases .....      260,200      160,200      100,000       --        --
Capital leases .......    4,191,200    2,419,300    1,771,900       --        --
Employment obligations    2,246,750    1,649,000      597,750       --        --
                        -----------  -----------  -----------  -------   -------
     Total contractual
        obligations ..  $22,231,058  $ 4,558,011  $17,673,047  $    --   $    --
                        ===========  ===========  ===========  =======   =======

         In November 2004,  pursuant to our signed asset purchase agreement with
Appalachian  Fuels,  LLC, we agreed to replace $6.5 million of their reclamation bonds on the Straight Creek, KY mining operations upon the transfer to us all of the mining permits listed in the asset purchase agreement.  To date, Appalachian
Fuels has not fulfilled  this  obligation and has indicated that there are three permits which are still to be transferred.  They have indicated to us that final transfer  may  take a  number  of  months.  None  of the  mining  permits  to be transferred to us are for mines which are in current production and as such lack of transfer does not impact our current or planned operations.

         Our notes payable at December 31, 2004 consisted of the following:

                                                       AMOUNT DUE AT
                                                        DECEMBER 31,
PROMISSORY NOTES                                            2004
-------------------------------------------------      -------------

Senior credit facility dated November 26, 2004;
   interest rate of Prime + 5.75%, payable
   monthly, with principle reductions also
   payable monthly based on 50% of Free Cash Flow
   (as defined in the credit facility)...........       $15,000,000
Bank loan dated July 29, 2004; interest rate of
   7.25%, payable monthly........................           532,908
                                                        -----------
           TOTAL                                        $15,532,908
                                                        ===========

         We rent mining equipment  pursuant to operating lease  agreements,  and made lease payments  totaling  $516,600  during the twelve months ended December
31, 2004.

         In  September  2004,  we  purchased  an office  building in  Knoxville,
Tennessee for $690,000,  which is the new location of our corporate  operations.
The building has been pledged to satisfy certain OSM bonding requirements.

         In April and October 2004,  Crestview Capital Master,  LLC converted an aggregate of approximately $3.19 million of two convertible notes into 1,597,451 shares of our common stock.

         In December 2004, we repaid  Crestview  Capital  Master,  LLC for notes
payable  they  held  in  the   principal   amounts  of  $75,000  and   $195,314,
respectively.

                                       32

         In December 2004,  Crestview Capital Master,  LLC and SDS Capital Group
SPC, Ltd.  converted  $3,000,000 of convertible notes payable into 200 shares of
Series A  convertible  preferred  stock and  warrants  to purchase up to 100,000 shares of common stock.

         In  December  2004,  we paid  dividends  to the holders of our Series A convertible  preferred  stock  in the  aggregate  of  $281,117  pursuant  to the securities  purchase  agreement wherein we are required to make semi-annual cash dividend payments on June 30 and December 31.

         Subsequent   to  December   31,   2004,   we  borrowed  an   additional
approximately  $5.14  million  to  purchase  mining  equipment.  The  note has a maturity of August 10, 2005, is secured by the mining equipment  purchased,  and has a rate of interest of eighteen  percent (18%) per annum  calculated from the
61st day until maturity.  We paid an origination fee of  approximately  $200,000 upon the  execution of the loan  documents.  The lenders were also issued 5-year common stock  purchase  warrants to purchase up to 140,000  shares of our common stock at an exercise price per share of $8.50.  Crestview  Capital  Master,  LLC participated in this transaction.

CAUTIONARY STATEMENTS AND RISK FACTORS

         Several   of  the   matters   discussed   in  this   document   contain
forward-looking  statements  that  involve  risks  and  uncertainties.   Factors
associated with the  forward-looking  statements that could cause actual results to differ  materially  from those  projected  or  forecast  are  included in the statements  below.  In addition to other  information  contained in this report, readers should carefully consider the following cautionary statements.

                          RISKS RELATED TO OUR BUSINESS

SIGNIFICANT COMPETITION FROM ENTITIES WITH GREATER RESOURCES COULD RESULT IN OUR
FAILURE.

         We  operate  in  a  highly  competitive   industry  with  national  and
international  energy resources  companies.  Some of our competitors have longer operating histories and substantially greater financial and other resources than we do. Our  competitors'  use of their  substantially  greater  resources  could overwhelm our efforts to operate successfully and could cause our failure.

THERE IS NO ASSURANCE  THAT OUR LIMITED  REVENUES  WILL BE SUFFICIENT TO OPERATE
PROFITABLY, OR THAT WE WILL GENERATE GREATER REVENUES IN THE FUTURE.

         We were formed to create a regional coal producer in Tennessee.  We had no revenues  from  inception  until the third  quarter 2003 when we began mining operations.  We are not profitable and have a limited operating history. We must be regarded  as a risky  venture  with all of the  unforeseen  costs,  expenses, problems, risks and difficulties to which such ventures are subject.

         Our coal sales for the calendar 2004 were approximately  $16.9 million.
There is no assurance that we can achieve  greater sales or generate  profitable sales. We expect that many coal producers could produce and sell coal at cheaper prices per ton than our production cost rates,  which could adversely affect our revenues and profits,  if any.  There is no assurance  that we will ever operate profitably.  There is no assurance that we will generate  continued  revenues or any  profits,  or that the market  price of our common  stock will be  increased thereby.

OUR  INABILITY  TO  DIVERSIFY  OUR   OPERATIONS   MAY  SUBJECT  US  TO  ECONOMIC
FLUCTUATIONS WITHIN OUR INDUSTRY.

         Our limited  financial  resources reduce the likelihood that we will be able to  diversify  our  operations.  Our probable  inability  to diversify  our activities  into  more  than one  business  area  will  subject  us to  economic fluctuations within a particular business or industry and therefore increase the risks associated with our operations.

                                       33

THE LOSS OF, OR CONFLICTS WITH, KEY MANAGEMENT  PERSONNEL COULD ADVERSELY AFFECT
OUR BUSINESS.

         We are heavily dependent upon the skills, talents, and abilities of our executive  officers  and  board of  directors,  as well as our  consultants,  to implement  our  business  plan.  Given the  intense  competition  for  qualified management  personnel  in our  industry,  the  loss of the  services  of any key management personnel may significantly and detrimentally affect our business and prospects. There is no assurance that we will be able to retain these personnel, and it may be  time  consuming  and  costly  to  recruit  qualified  replacement personnel.

         Certain conflicts of interest may exist between our officers, directors and us.  Although  management's  time is  devoted to our  business,  some of our officers and directors have other business  interests to which they devote their attention, and they may be expected to continue to do so. As a result, conflicts of interest may arise that can be resolved  only through the exercise of prudent judgment  consistent with such officers' and directors'  fiduciary duties to us.
We may,  from time to time,  find that the  inability of our directors and other officers to devote their complete  attention to our business  results in a delay in progress toward implementing our business plan, and detrimentally affects our business.

OUR  DIRECTOR  AND  OFFICER  INDEMNIFICATION  POLICIES IN  CONJUNCTION  WITH THE
PROVISIONS OF FLORIDA LAW COULD RESULT IN SUBSTANTIAL UN-RECOUPABLE EXPENDITURES
AND REDUCED REMEDIES AGAINST DIRECTORS AND OFFICERS.

         Florida  Revised  Statutes  provide  for  the  indemnification  of  our directors, officers, employees, and agents, under certain circumstances, against attorney's  fees and other expenses  incurred by them in any litigation to which they become a party  arising from their  association  with or  activities on our behalf.  We will  also  bear  the  expenses  of such  litigation  for any of our directors,  officers,  employees, or agents, upon such person's promise to repay us such  amounts,  if it is  ultimately  determined  that  such  person  was not entitled  to  indemnification.  This  indemnification  policy  could  result  in substantial expenditures by us that we will be unable to recoup.

         Florida Revised Statutes exclude personal liability of our directors to us and our stockholders for monetary damages for breach of fiduciary duty except in  certain  specified  circumstances.  Accordingly,  we will  have a much  more limited right of action against our directors than otherwise  would be the case.
This  provision  does not affect the liability of any director  under federal or applicable state securities laws.

THERE IS NO ASSURANCE THAT WE WILL FIND  PURCHASERS OF OUR PRODUCT AT PROFITABLE
PRICES.

         If we are unable to  achieve  supply  contracts,  or are unable to find buyers  willing to purchase  our coal at  profitable  prices,  our  revenues and operating profits could suffer.

IF  TRANSPORTATION  FOR OUR  COAL  BECOMES  UNAVAILABLE  OR  UNECONOMIC  FOR OUR
CUSTOMERS, OUR ABILITY TO SELL COAL COULD SUFFER.

         Transportation  costs represent a significant portion of the total cost of  delivered  coal  and,  as a result,  play a  critical  role in a  customer's purchasing decision.  Increases in transportation costs could make our coal less competitive  as a source  of energy or could  make some of our  operations  less competitive than other sources of coal.

         Coal producers depend upon rail, barge, trucking, overland conveyor and other  systems to deliver  coal to its  customers.  While  U.S.  coal  customers typically arrange and pay for  transportation of coal from the mine to the point of use, disruption of these  transportation  services because of weather-related problems,  strikes,  lock-outs  or other  events  could  temporarily  impair our ability to supply  coal to our  customers  and thus could  adversely  affect our results of operations.

                                       34

RISKS INHERENT TO MINING COULD INCREASE THE COST OF OPERATING OUR BUSINESS.

         Our mining operations are subject to conditions beyond our control that can delay coal deliveries or increase the cost of mining at particular mines for varying lengths of time. These conditions include weather and natural disasters, unexpected maintenance problems, key equipment failures, variations in coal seam thickness, variations in the amount of rock and soil overlying the coal deposit, variations  in rock and other  natural  materials  and  variations  in  geologic conditions.

THE  GOVERNMENT  EXTENSIVELY  REGULATES  OUR MINING  OPERATIONS,  WHICH  IMPOSES
SIGNIFICANT  COSTS ON US, AND FUTURE  REGULATIONS  COULD INCREASE THOSE COSTS OR
LIMIT OUR ABILITY TO PRODUCE COAL.

         Federal,  state and local authorities regulate the coal mining industry with  respect to matters  such as  employee  health and safety,  permitting  and licensing  requirements,  air  quality  standards,  water  pollution,  plant and wildlife  protection,  reclamation  and restoration of mining  properties  after mining is completed,  the discharge of materials into the  environment,  surface
subsidence  from  underground   mining  and  the  effects  that  mining  has  on
groundwater  quality and  availability.  In  addition,  significant  legislation mandating  specified  benefits  for retired  coal miners  affects our  industry.
Numerous  governmental permits and approvals are required for mining operations.
We are  required to prepare and present to federal,  state or local  authorities data  pertaining  to the effect or impact that any proposed  exploration  for or production of coal may have upon the  environment.  The costs,  liabilities  and requirements  associated with these regulations may be costly and time-consuming and  may  delay  commencement  or  continuation  of  exploration  or  production operations.  The possibility  exists that new legislation and/or regulations and
orders  may  be  adopted  that  may  materially   adversely  affect  our  mining
operations,  our cost structure  and/or our customers'  ability to use coal. New legislation  or  administrative  regulations  (or  judicial  interpretations  of existing laws and regulations), including proposals related to the protection of the environment that would further regulate and tax the coal industry,  may also require  us or  our  customers  to  change  operations  significantly  or  incur increased costs. The majority of our coal supply agreements  contain  provisions that allow a purchaser to terminate its contract if  legislation  is passed that either restricts the use or type of coal permissible at the purchaser's plant or results in specified increases in the cost of coal or its use. These factors and legislation,  if enacted,  could have a material adverse effect on our financial condition and results of operations.

         In  addition,  the  United  States  and  over  160  other  nations  are signatories to the 1992 Framework Convention on Climate Change which is intended to limit  emissions of greenhouse  gases,  such as carbon  dioxide.  In December
1997, in Kyoto,  Japan, the signatories to the convention  established a binding set of emission targets for developed  nations.  Although the specific  emission targets  vary from  country to country,  the United  States would be required to reduce  emissions to 93% of 1990 levels over a five-year budget period from 2008 through 2012.  Although the United States has not ratified the emission  targets and no comprehensive  regulations  focusing on U.S. greenhouse gas emissions are in place,  these  restrictions,  whether  through  ratification  of the emission targets or other efforts to stabilize or reduce greenhouse gas emissions,  could adversely  impact  the price of and  demand  for coal.  According  to the Energy
Information  Administration's Emissions of Greenhouse Gases in the United States
2001,  coal accounts for 32% of greenhouse  gas emissions in the United  States, and efforts to control  greenhouse gas emissions  could result in reduced use of coal if  electricity  generators  switch to sources  of fuel with  lower  carbon dioxide emissions.  Further developments in connection with regulations or other limits on carbon dioxide  emissions could have a material  adverse effect on our financial condition or results of operations.

OUR FUTURE SUCCESS DEPENDS UPON OUR ABILITY TO CONTINUE ACQUIRING AND DEVELOPING
COAL RESERVES THAT ARE ECONOMICALLY RECOVERABLE.

         Our  recoverable  reserves will decline as we produce coal. We have not yet applied for the permits required or developed the mines necessary to use all of the coal deposits under our mineral rights.  Furthermore,  we may not be able to  mine  all  of our  coal  deposits  as  profitably  as we do at  our  current
operations.   Our  future  success   depends  upon  our  conducting   successful
exploration  and  development  activities  and acquiring  properties  containing economically recoverable coal deposits. Our current

                                       35

strategy  includes  increasing  our coal deposits base through  acquisitions  of other mineral rights,  leases, or producing properties and continuing to use our existing properties.  Additionally,  the federal government limits the amount of federal land that may be leased by any company to 150,000 acres  nationwide.  As of December 31, 2004, we leased no acres from the federal government.  The limit could restrict our ability to lease significant federal lands.

         Our  planned  development  and  exploration  projects  and  acquisition activities  may not result in the  acquisition of  significant  additional  coal deposits and we may not have continuing success developing additional mines. Our mining operations are conducted on mineral rights owned and/or leased by us., If defects in title or boundaries are found to exist after we commence mining,  our right to mine may be materially  adversely  affected.  In addition,  in order to develop our coal deposits,  we must receive  various  governmental  permits.  We cannot predict whether we will continue to receive the permits  necessary for us to operate profitably in the future.

IF THE COAL INDUSTRY  EXPERIENCES  OVERCAPACITY IN THE FUTURE, OUR PROFITABILITY
COULD BE IMPAIRED.

         During  the  mid-1970s  and early  1980s,  a growing  coal  market  and increased demand for coal attracted new investors to the coal industry,  spurred the  development  of  new  mines  and  resulted  in  added  production  capacity throughout  the industry,  all of which led to increased  competition  and lower coal prices.  Similarly,  an increase in future coal prices could  encourage the development  of  expanded  capacity  by  new or  existing  coal  producers.  Any overcapacity could reduce coal prices in the future.

OUR  OPERATIONS  COULD BE  ADVERSELY  AFFECTED IF WE FAIL TO  MAINTAIN  REQUIRED
BONDS.

         Federal  and state laws  require  bonds or cash  deposits to secure our obligations to reclaim lands used for mining,  to pay federal and state workers'
compensation,   to  secure  coal  lease   obligations   and  to  satisfy   other
miscellaneous  obligations.  At December 31, 2004,  $257,500 was on deposit with
OSM for reclamation bonds related to our Patterson  Mountain mining  operations.
In  addition,   we  have  approximately   $4.27  million  of  cash  invested  in
certificates of deposit,  against which an irrevocable  bank letter of credit is written in favor of OSM and have posted a $700,000  letter of credit  secured by our executive office building favor of OSM for the reclamation  bonds related to our mine #7, mine #9, and mine #1 operations and other mining  permits  acquired from U.S. Coal, Inc. Reclamation bonds are typically renewable on a yearly basis if they are not posted  with cash.  Our failure to  maintain,  or  inability  to acquire,  bonds that are required by state and federal law would have a material adverse  effect on us.  That  failure  could  result  from a variety  of factors including the following:

         o        lack of  availability,  higher expense or  unfavorable  market terms of new bonds;

         o        restrictions on the availability of collateral for current and future  third-party  bond  issuers  under  the  terms  of  our indenture or new credit facility; and

         o        the  exercise by  third-party  bond  issuers of their right to refuse to renew the bonds.

TERRORIST  ATTACKS AND THREATS,  ESCALATION OF MILITARY  ACTIVITY IN RESPONSE TO
SUCH  ATTACKS  OR ACTS OF WAR MAY  NEGATIVELY  AFFECT  OUR  BUSINESS,  FINANCIAL
CONDITION AND RESULTS OF OPERATIONS.

         Terrorist  attacks and  threats,  escalation  of  military  activity in response  to such  attacks or acts of war may  negatively  affect our  business, financial  condition  and  results of  operations.  Our  business is affected by general economic  conditions,  fluctuations in consumer confidence and spending, and market liquidity,  which can decline as a result of numerous factors outside of our control,  such as  terrorist  attacks and acts of war.  Future  terrorist attacks  against  U.S.  targets,  rumors or  threats  of war,  actual  conflicts involving  the United  States or its allies,  or  military or trade  disruptions affecting our customers may materially  adversely  affect our  operations.  As a result, there could be delays or losses in transportation and deliveries of coal to our customers,  decreased sales of our coal and extension of time for payment
of  accounts   receivable  from  our  customers.   Strategic   targets  such  as
energy-related  assets may be at greater risk of future  terrorist  attacks than other  targets in the United  States.  In addition,  disruption  or  significant

                                       36

increases in energy prices could result in government-imposed price controls. It is  possible  that any,  or a  combination,  of these  occurrences  could have a material  adverse  effect on our  business,  financial  condition and results of operations.

OUR ABILITY TO COLLECT  PAYMENTS  FROM OUR  CUSTOMERS  COULD BE IMPAIRED  DUE TO
CREDIT ISSUES.

         Our ability to receive  payment for coal sold and delivered  depends on the continued  creditworthiness  of our customers.  Our customer base may not be highly  creditworthy.  If deterioration of the  creditworthiness of customers or trading counterparties occurs, our business could be adversely affected.

                        RISKS RELATED TO OUR COMMON STOCK

A LIMITED  PUBLIC  MARKET  EXISTS FOR OUR  SECURITIES,  WHICH MAY  RESTRICT  OUR
SHAREHOLDERS' ABILITY TO TRADE IN OUR STOCK.

         There  is  a  limited  public  market  for  our  common  stock  on  the
Over-the-Counter  Bulletin  Board,  and no assurance  can be given that a market will  continue  or  that a  shareholder  will  ever be  able  to  liquidate  his investment without  considerable delay, if at all. Our stock price may be highly volatile. Factors such as those discussed in this section may have a significant impact  upon the  market  price of our  securities.  Due to the low price of our securities,  many brokerage  firms may not be willing to effect  transactions in our  securities.  Even if a  purchaser  finds  a  broker  willing  to  effect  a transaction in our securities,  the combination of brokerage commissions,  state transfer  taxes,  if any,  and any other  selling  costs may exceed the  selling price.  Further,  many  lending  institutions  will not  permit  the use of such securities as collateral for any loans.

THE SALE OF OUR  COMMON  STOCK ON THE  OVER-THE-COUNTER  BULLETIN  BOARD AND THE
POTENTIAL  DESIGNATION  OF OUR COMMON STOCK AS A "PENNY  STOCK" COULD IMPACT THE
TRADING MARKET FOR OUR COMMON STOCK.

         Our securities,  as traded on the Over-the-Counter Bulletin Board, will be subject to Securities and Exchange Commission rules that impose special sales practice  requirements upon  broker-dealers  who sell such securities to persons other than established  customers or accredited  investors.  For purposes of the rule, the phrase  "accredited  investors" means, in general terms,  institutions with assets in excess of $5,000,000, or individuals having a net worth in excess of $1,000,000 or having an annual  income that exceeds  $200,000 (or that,  when combined with a spouse's income, exceeds $300,000).  For transactions covered by the rule, the broker-dealer  must make a special  suitability  determination for the purchaser and receive the purchaser's  written  agreement to the transaction
prior  to  the  sale.   Consequently,   the  rule  may  affect  the  ability  of
broker-dealers  to sell our  securities  and  also may  affect  the  ability  of purchasers to sell their securities in any market that might develop therefore.

         In  addition,  the  Securities  and Exchange  Commission  has adopted a number of rules to regulate  "penny  stock." Such rules  include  Rules  3a51-1,
15g-1,  15g-2, 15g-3, 15g-4, 15g-5, 15g-6, 15g-7, and 15g-9 under the Securities and Exchange Act of 1934,  as amended.  Because our  securities  may  constitute
"penny stock"  within the meaning of the rules,  the rules would apply to us and to our  securities.  The rules may  further  affect the ability of owners of our common stock to sell our securities in any market that might develop for them.

         Shareholders should be aware that, according to Securities and Exchange
Commission,  the  market  for penny  stocks has  suffered  in recent  years from patterns of fraud and abuse. Such patterns include (i) control of the market for the  security  by one or a few  broker-dealers  that are  often  related  to the promoter or issuer; (ii) manipulation of prices through prearranged  matching of purchases and sales and false and misleading press releases; (iii) "boiler room"
practices   involving   high-pressure   sales  tactics  and  unrealistic   price
projections  by  inexperienced  sales persons;  (iv)  excessive and  undisclosed bid-ask  differentials  and  markups  by  selling  broker-dealers;  and  (v) the wholesale dumping of the same securities

                                       37

by promoters and broker-dealers  after prices have been manipulated to a desired level,  resulting in investor losses. Our management is aware of the abuses that have occurred historically in the penny stock market.  Although we do not expect to be in a position to dictate the  behavior of the market or of  broker-dealers who  participate  in the market,  management  will strive within the confines of practical  limitations to prevent the described  patterns from being established with respect to our securities.

WE DO NOT FORESEE PAYING DIVIDENDS IN THE NEAR FUTURE.

         We have not paid  dividends on our common  stock and do not  anticipate paying such dividends in the foreseeable  future.  We are restricted from making cash  dividend  payments  on our  common  stock  under the terms of our Series A convertible preferred stock.

OUR  ISSUANCE  OF  FURTHER  STOCK MAY  RESULT IN THE LOSS OF  CONTROL BY PRESENT
MANAGEMENT AND SHAREHOLDERS.

         We may issue  further  shares  as  consideration  for  cash,  assets or services out of our  authorized  but not issued  common  stock that could,  upon issuance,  represent  a majority of our voting  power and equity.  The result of such an  issuance  would be that those new  shareholders  and  management  would control us, and unknown  persons could replace our management at that time. Such an occurrence would result in a greatly reduced percentage of ownership of us by our current shareholders.

WE  OPERATE  IN AN  INDUSTRY  THAT IS SUBJECT  TO  SIGNIFICANT  FLUCTUATIONS  IN
OPERATING  RESULTS  FROM  QUARTER  TO  QUARTER  THAT MAY  RESULT  IN  UNEXPECTED
REDUCTIONS IN REVENUE AND STOCK PRICE VOLATILITY.

         Factors that may influence our quarterly operating results include:

         o        the worldwide demand for coal;

         o        the price of coal;

         o        the supply of coal and other competitive factors;

         o        the costs to mine and transport coal;

         o        the ability to obtain new mining permits;

         o        the costs of reclamation of previously mined properties; and

         o        industry competition.

         Due to  these  factors,  it is  possible  that  in  some  quarters  our operating  results  may be below  our  shareholders'  expectations  and those of public  market  analysts.  If this  occurs,  the price of our common stock would likely be adversely affected.

OUR STOCK PRICE MAY  DECREASE,  WHICH COULD  ADVERSELY  AFFECT OUR  BUSINESS AND
CAUSE OUR SHAREHOLDERS TO SUFFER SIGNIFICANT LOSSES.

         The following  factors could cause the market price of our common stock to decrease, perhaps substantially:

         o        the  failure  of  our  quarterly  operating  results  to  meet expectations of investors or securities analysts;

         o        adverse  developments in the financial  markets,  the coal and energy industries and the worldwide or regional economies;

         o        interest rates;

         o        changes in accounting principles;

                                       38

         o        sales of common stock by existing security holders;

         o        announcements of key developments by our competitors; and

         o        the   reaction   of  markets   and   securities   analysts  to
                  announcements and developments involving our Company.

IF WE  NEED TO SELL OR  ISSUE  ADDITIONAL  SHARES  OF  COMMON  STOCK  OR  ASSUME
ADDITIONAL DEBT TO FINANCE FUTURE GROWTH,  OUR SHAREHOLDERS'  OWNERSHIP COULD BE
DILUTED OR OUR EARNINGS COULD BE ADVERSELY IMPACTED.

         Our business  strategy may include expansion through internal growth by acquiring  complementary  businesses or by establishing strategic  relationships with targeted customers. In order to do so, or to fund our other activities,  we may issue additional equity securities that could dilute our shareholders' stock percentage  ownership.  We may also assume  additional debt and incur impairment losses  related to  goodwill  and other  tangible  assets if we acquire  another company which could negatively impact our results of operations.

OFFICERS AND  DIRECTORS OWN A  SIGNIFICANT  PORTION OF OUR COMMON  STOCK,  WHICH
COULD  LIMIT  OUR  SHAREHOLDERS'   ABILITY  TO  INFLUENCE  THE  OUTCOME  OF  KEY
TRANSACTIONS.

         As  of  February  17,  2005,  our  officers  and  directors  and  their affiliates  owned  approximately  35.3% of our outstanding  voting shares.  As a result, our officers and directors are able to exert considerable influence over the  outcome of any  matters  submitted  to a vote of the  holders of our common stock,  including  the election of our Board of  Directors.  The voting power of these  shareholders could also discourage others from seeking to acquire control of us through the purchase of our common stock which might  depress the price of our common stock.

                                       39

ITEM 7.  FINANCIAL STATEMENTS

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----

AUDITED FINANCIAL STATEMENTS:

   Report of Independent Registered Public Accounting Firm...............    41

   Consolidated Balance Sheet at December 31, 2004.......................    42

   Consolidated Statement of Operations for the Eleven Months
      Ended December 31, 2003 and the Twelve Months Ended
      December 31, 2004..................................................    43

   Consolidated Statement of Cash Flows for the Eleven Months
      Ended December 31, 2003 and the Twelve Months Ended
      December 31, 2004..................................................    44

   Consolidated Statement of Changes in Stockholders' Equity from
      Inception (January 30, 2003) to December 31, 2004..................    45

   Notes to the Consolidated Financial Statements........................    46

                                       40

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
National Coal Corp.
Knoxville, Tennessee

We have audited the  consolidated  balance  sheet of NATIONAL  COAL CORP.  as of
December 31, 2004, and the related consolidated  statements of operations,  cash flows and changes in stockholders' equity for the year then ended and the eleven month period from its inception  (January 30, 2003) to December 31, 2003.  These financial  statements are the  responsibility of the Company's  management.  Our responsibility  is to express an opinion on these financial  statements based on our audits.

We conducted our audits in accordance  with the standards of the Public  Company
Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements  are free of material  misstatement.  The Company is not  required to have,  nor were we engaged to perform,  an audit of its  internal  control  over financial reporting.  Our audit included  consideration of internal control over financial  reporting  as  a  basis  for  designing  audit  procedures  that  are appropriate  in the  circumstances,  but not for the  purpose of  expressing  an opinion on the  effectiveness  of the Company's  internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a  test  basis,  evidence  supporting  the  amounts  and  disclosures  in the financial statements. An audit also includes assessing the accounting principles used and  significant  estimates made by  management,  as well as evaluating the overall financial statement  presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion,  the financial  statements  referred to above present fairly, in all material  respects,  the  consolidated  financial  position of NATIONAL COAL
CORP. at December 31, 2004, and the  consolidated  results of its operations and its cash  flows for the year then  ended and the eleven  month  period  from its inception  to December  31,  2003,  in  conformity  with  accounting  principles generally accepted in the United States of America.

/s/ GORDON, HUGHES & BANKS, LLP
Greenwood Village, Colorado
February  11,  2005,  except  as to the last
   four  paragraphs  of NOTE #9,  which date
   is March 29, 2005.

                                       41

                               NATIONAL COAL CORP.
                           CONSOLIDATED BALANCE SHEET

                                                                    DECEMBER 31,
                                                                       2004
                                                                   ------------
ASSETS
CURRENT ASSETS
   Cash and cash equivalents ................................      $    351,698
   Accounts receivable ......................................         1,903,734
   Inventory ................................................           264,873
   Prepaid and other ........................................           263,699
                                                                   ------------
     TOTAL CURRENT ASSETS ...................................         2,784,004
                                                                   ------------

PROPERTY, PLANT AND EQUIPMENT
   Land .....................................................           774,290
   Mining equipment .........................................        13,703,820
   Computer equipment and software ..........................            81,474
   Vehicles and mobile equipment ............................         3,231,267
   Buildings ................................................         5,875,995
   Office equipment and furniture ...........................            42,517
                                                                   ------------
                                                                     23,709,363
Less:  accumulated depreciation .............................        (1,716,467)
                                                                   ------------
   TOTAL PROPERTY, PLANT AND EQUIPMENT, NET .................        21,992,896
                                                                   ------------

Coal and mineral rights, net of $131,214
   accumulated amortization and depletion ...................        13,916,013
Certificates of deposit and reclamation bond ................         4,526,600
Loan acquisition costs, net of $30,924
   accumulated amortization .................................           782,500
Prepaid royalty .............................................           392,500
Deposits ....................................................           156,000
                                                                   ------------
   TOTAL ASSETS .............................................      $ 44,550,513
                                                                   ============

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
   Accounts payable and accrued expenses ....................      $  3,859,327
   Short term portion of capital lease obligations ..........         2,350,566
   Accrued payroll and payroll taxes payable ................           272,269
   Current portion of bank loans - vehicles .................           329,511
                                                                   ------------
     TOTAL CURRENT LIABILITIES ..............................         6,811,673

   Senior credit facility ...................................        15,000,000
   Long term portion of capital lease obligations ...........         1,840,658
   Long term portion of bank loans - vehicles ...............           203,397
   Long term portion of asset retirement obligations ........         2,093,759
                                                                   ------------
     TOTAL LIABILITIES ......................................        25,949,487
                                                                   ------------

STOCKHOLDERS' EQUITY
   Series A convertible preferred stock, $.0001 par
     value; 5% coupon; 1,611 shares authorized;
     1,456.67 shares issued and outstanding .................                --
   Common stock, $.0001 per value; 80 million shares
     authorized; 13,391,344 shares issued and
     outstanding ............................................             1,300
   Additional paid-in capital ...............................        32,361,741
   Accumulated deficit ......................................       (13,762,015)
                                                                   ------------
     TOTAL STOCKHOLDERS' EQUITY .............................        18,601,026
                                                                   ------------
     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY .............      $ 44,550,513
                                                                   ============

                 See Notes to Consolidated Financial Statements.

                                       42

                               NATIONAL COAL CORP.

                      CONSOLIDATED STATEMENT OF OPERATIONS

                                                 ELEVEN MONTHS     TWELVE MONTHS
                                                     ENDED             ENDED
                                                  DECEMBER 31,      DECEMBER 31,
                                                     2003              2004
                                                 ------------      ------------
REVENUES
  Coal sales ...............................     $  1,012,520      $ 16,871,346
  Royalty receipts .........................          178,123           103,403
  Other revenue ............................               --            24,163
                                                 ------------      ------------
   TOTAL REVENUE ...........................        1,190,643        16,998,912
                                                 ------------      ------------

EXPENSES
  Cost of sales and selling expenses .......        1,657,570        15,978,686
  General and administrative ...............        1,871,414         5,242,437
  Exploration costs ........................           80,367           343,946
  Depreciation and depletion ...............          250,527         2,175,133
  Amortization .............................          366,628           298,236
                                                 ------------      ------------

   TOTAL OPERATING EXPENSES ................        4,226,506        24,038,438
                                                 ------------      ------------

LOSS FROM OPERATIONS .......................       (3,035,863)       (7,039,526)
                                                 ------------      ------------

OTHER INCOME (EXPENSE)
  Other income (expense), net ..............           75,437           (40,682)
  Financing fees ...........................             --            (458,187)
  Interest expense .........................         (372,459)       (2,890,735)
                                                 ------------      ------------
   TOTAL OTHER INCOME (EXPENSE) ............         (297,022)       (3,389,604)
                                                 ------------      ------------

NET (LOSS) .................................       (3,332,885)      (10,429,130)

PREFERRED STOCK DIVIDEND ...................               --       (18,893,509)
                                                 ------------      ------------

NET (LOSS) ATTRIBUTABLE TO
COMMON SHAREHOLDERS ........................     $ (3,332,885)     $(29,322,639)
                                                 ============      ============

BASIC AND DILUTED
NET (LOSS) PER COMMON SHARE ................     $      (0.36)     $      (2.60)
                                                 ============      ============

WEIGHTED AVERAGE
COMMON SHARES ..............................        9,137,630        11,261,800
                                                 ============      ============

                 See Notes to Consolidated Financial Statements.

                                       43

                               NATIONAL COAL CORP.
                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                            ELEVEN MONTHS   TWELVE MONTHS
                                                                                ENDED           ENDED
                                                                            DECEMBER 31,    DECEMBER 31,
                                                                                2003            2004
                                                                            ------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net (loss) ............................................................   $ (3,332,885)   $(10,429,130)
  Adjustments to reconcile net (loss) to net cash provided by operating activities
     Depreciation, depletion and accretion ..............................        250,527       1,963,143
     Amortization .......................................................        366,628         298,236
     Beneficial conversion feature of debt recorded as interest expense .             --       1,700,000
     Issuance of common stock in lieu of interest payments ..............             --         165,314
     Issuance of warrants for services ..................................             --          48,760
     Non-cash compensation:
       Non-cash compensation to related party ...........................        191,000              --
       Common stock issued in payment of accrued salary .................             --         226,573
       Stock option expense .............................................             --         903,375
       Common stock issued for outside services .........................        153,500              --
     Changes in operating assets and liabilities:
       Receivables ......................................................        (19,327)     (1,899,407)
       Inventory ........................................................       (145,863)       (119,010)
       Prepaid and other ................................................        (15,197)       (233,502)
       Accounts payable and accrued liabilities .........................        831,158       3,299,551
       Deferred revenue .................................................        179,050        (179,050)
       Asset retirement obligations .....................................             --         (87,090)
                                                                            ------------    ------------
         Net cash flows (used in) operating activities ..................     (1,541,409)     (4,342,237)
                                                                            ------------    ------------

CASH FLOWS FROM INVESTING ACTIVITIES
  Property, plant and equipment purchased ...............................       (425,462)    (17,708,242)
  Acquisition of coal and mineral rights ................................     (1,307,917)    (10,891,819)
  Certificates of deposit and reclamation bond ..........................       (257,500)     (4,269,100)
  Prepaid royalty .......................................................             --        (392,500)
  Deposits ..............................................................             --        (156,000)
                                                                            ------------    ------------
     Net cash flows (used in) investing activities ......................     (1,990,879)    (33,417,661)
                                                                            ------------    ------------

CASH FLOWS FROM FINANCING ACTIVITIES
  Net proceeds from issuance of common and preferred stock ..............        287,500      16,616,317
  Proceeds from exercise of warrants ....................................             --       1,109,001
  Proceeds from issuance of notes payable ...............................      3,662,591      25,500,000
  Loan acquisition costs ................................................       (412,235)     (1,025,424)
  Payments on notes payable .............................................       (226,500)     (3,045,314)
  Proceeds from / (payment) of related party debt .......................        560,000        (560,000)
  Proceeds from bank loans ..............................................             --         742,894
  Payments on bank loans ................................................             --        (209,987)
  Payments on capital leases ............................................       (317,112)       (735,657)
  Dividend payments to preferred stockholders ...........................             --        (281,117)
  Repurchase and cancellation of common stock ...........................        (21,073)             --
                                                                            ------------    ------------
     Net cash flows provided by financing activities ....................      3,533,171      38,110,713
                                                                            ------------    ------------

NET INCREASE IN CASH ....................................................            883         350,815
CASH AND CASH EQUIVALENTS BEGINNING OF PERIOD ...........................             --             883
                                                                            ------------    ------------
CASH AND CASH EQUIVALENTS END OF PERIOD .................................   $        883    $    351,698
                                                                            ============    ============

SUPPLEMENTAL DISCLOSURES
  Interest paid in cash .................................................   $    270,862    $  1,190,735
   Non-cash investing and financing transactions:
       Conversion of notes payable to preferred stock ...................             --       7,725,000
       Conversion of notes payable to common stock ......................             --       3,392,902
       Equipment acquired with capital lease obligations ................        775,916       4,468,077
       Stock issued in partial payment of land ..........................             --         351,000
       Constructive dividend attributable to preferred shareholders .....             --      18,612,392
       Asset retirement obligations resulting from acquisitions of mining
          properties ....................................................         57,312       1,790,179
       Assumption of promissory notes from Strata Coal, LLC:
         Charged to operations ..........................................        191,000              --
         Partial payment of mining equipment ............................         23,000              --

                 See Notes to Consolidated Financial Statements.

                                       44

                               NATIONAL COAL CORP.
                      CONSOLIDATED STATEMENT OF CHANGES IN
                              STOCKHOLDERS' EQUITY

                                               PREFERRED STOCK                COMMON STOCK
                                    --------------------------   ----------------------------
                                            SHARES         AMOUNT        SHARES          AMOUNT
                                         ------------    ----------   ------------    ------------
INCEPTION, JANUARY 30, 2003 ..........             --    $       --             --    $         --
Reorganization April 2003:
   Net liabilities of the Company ....             --            --        471,844              47
   Issuance of shares to NCC (TN)
     shareholders for cash ($17,500)
     and services ($153,500) .........             --            --      8,549,975             855
Sale of stock for cash ...............             --            --        337,500              34
Repurchase and cancellation ..........             --            --       (105,363)            (10
Net (loss) ...........................             --            --                             --
                                         ------------    ----------   ------------    ------------
BALANCE, DECEMBER 31, 2003 ...........             --            --      9,253,956             926

Conversion of notes payable and $4,422
   of accrued interest ...............             --            --         92,099               9
Private placement of common stock ....             --            --      1,250,000             125
Issuance for accrued officer salary ..             --            --         41,958               4
Conversion of accrued interest .......             --            --         80,347               8
Conversion of Crestview notes payable              --            --      1,597,451             160
Issuance to acquire land .............             --            --         75,000               7
Cash exercise of warrants ............             --            --        478,061              48
Cashless exercise of warrants ........             --            --        389,139              --
Sale of preferred stock ..............         995.00            --             --              --
Conversion of bridge loan ............         315.00            --             --              --
Preferred stock issuance costs .......             --            --             --              --
Conversion of promissory notes .......         200.00            --             --              --
Conversion of preferred stock ........         (53.33)           --        133,333              13
Employee option expense ..............             --            --             --              --
Issuance of warrants for services ....             --            --             --              --
Beneficial conversion debt discount ..             --            --             --              --
Beneficial conversion features .......             --            --             --              --
Preferred stock constructive dividend              --            --             --              --
Dividends paid on preferred stock ....             --            --             --              --
Net (loss) ...........................             --            --             --              --
                                         ------------    ----------   ------------    ------------
BALANCE, DECEMBER 31, 2004 ...........       1,456.67    $       --     13,391,344    $      1,300
                                         ============    ==========   ============    ============

                                          ADDITIONAL
                                           PAID-IN       ACCUMULATED
                                           CAPITAL         DEFICIT           TOTAL
                                         ------------    ------------    ------------
INCEPTION, JANUARY 30, 2003 ..........   $         --    $         --    $         --
Reorganization April 2003:
   Net liabilities of the Company ....        177,176        (191,235)        (14,012)
   Issuance of shares to NCC (TN)
     shareholders for cash ($17,500)
     and services ($153,500) .........        (21,090)        191,235         171,000
Sale of stock for cash ...............        269,966              --         270,000
Repurchase and cancellation ..........        (21,062)             --         (21,072)
Net (loss) ...........................             --      (3,332,885)     (3,332,885)
                                         ------------    ------------    ------------
BALANCE, DECEMBER 31, 2003 ...........        404,990      (3,332,885)     (2,926,969)

Conversion of notes payable and $4,422
   of accrued interest ...............        202,611              --         202,620
Private placement of common stock ....      2,749,875              --       2,750,000
Issuance for accrued officer salary ..        226,569              --         226,573
Conversion of accrued interest .......        160,685              --         160,693
Conversion of Crestview notes payable       3,194,743              --       3,194,903
Issuance to acquire land .............        350,993              --         351,000
Cash exercise of warrants ............      1,108,953              --       1,109,001
Cashless exercise of warrants ........             --              --              --
Sale of preferred stock ..............     14,925,000              --      14,925,000
Conversion of bridge loan ............      4,725,000              --       4,725,000
Preferred stock issuance costs .......     (1,058,683)             --      (1,058,683)
Conversion of promissory notes .......      3,000,000              --       3,000,000
Conversion of preferred stock ........            (13)             --              --
Employee option expense ..............        903,375              --         903,375
Issuance of warrants for services ....         48,760              --          48,760
Beneficial conversion debt discount ..      1,700,000              --       1,700,000
Beneficial conversion features .......     18,612,392              --      18,612,392
Preferred stock constructive dividend     (18,612,392)             --     (18,612,392)
Dividends paid on preferred stock ....       (281,117)             --        (281,117)
Net (loss) ...........................             --     (10,429,130)    (10,429,130)
                                         ------------    ------------    ------------
BALANCE, DECEMBER 31, 2004 ...........   $ 32,361,741    $(13,762,015)   $ 18,601,026
                                         ============    ============    ============

                 See Notes to Consolidated Financial Statements.

                                       45

                               NATIONAL COAL CORP.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.       BUSINESS OVERVIEW

         National Coal Corp.  (the  "Company")  was  incorporated  in Florida on
August 10, 1995. The Company engages  principally in the business of mining coal in Eastern  Tennessee  and  Southeastern  Kentucky.  Its customers are primarily state operated electric  utilities and industrial  concerns in the immediate and surrounding states.

         Historical  operations  of the Company  prior to April 30, 2003 reflect only the operations of National Coal  Corporation,  a  privately-held  Tennessee corporation.  On April 30, 2003,  the Company  consummated a  reorganization  in which all of the outstanding shares of National Coal Corporation, were exchanged for  8,549,975  shares of common  stock.  From its inception on January 30, 2003 through June 30, 2003,  National Coal  Corporation was in the exploration  stage with no  operating  revenue.  During  the third  quarter  of 2003,  the  Company commenced  coal  mining  operations  and,  accordingly,  was  no  longer  in the exploration  stage. As a result of the  reorganization  and the  commencement of operating activities,  the results for the eleven months from inception (January
30, 2003) to December 31, 2003 are not comparable to those for the twelve months ended December 31, 2004.

         The Company owns the coal mineral  rights to  approximately  sixty-five thousand  (65,000)  acres and leases  another  approximate  twelve  thousand one hundred  (12,100)  acres in  Tennessee,  and owns the  coal  mineral  rights  to approximately  eleven  thousand seven hundred  (11,700) acres and leases another approximate  eighteen  thousand  two hundred  (18,200)  acres in  Kentucky.  The
Company commenced mining coal in July 2003 from a surface mine in Tennessee.  At
December  31,  2004,  the  Company  was  extracting  coal from four deep  mines, commonly  referred  to as "mine TN #9" and  "mine TN #11" near  Smoky  Junction,
Tennessee, "mine KY #1" on the Straight Creek property in Southeastern Kentucky, and "mine TN #1" near Devonia,  Tennessee, and a surface mine, commonly referred to as "mine TN #7",  in the Elk Valley  area of Eastern  Tennessee.  The Company commenced mining coal from mine TN #9 in April 2004 upon its purchase of mineral rights  from  U.S.  Coal,  Inc.,  mine TN #1 in  August  2004 and mine TN #11 in
November 2004 pursuant to lease rights  purchased from  Lexington  Coal, LLC and
U.S.  Coal  respectively,  mine TN #7 in October  2004  pursuant to lease rights purchased  from Robert Clear Coal  Corporation,  and mine KY #1 in November 2004 upon its purchase of mineral rights from Appalachian Fuels, LLC.

         The Company is seeking  additional  funding and believes that this will result in improved operating results.  There can be no assurance,  however, that the Company will be able to secure additional  funding,  or that if such funding is  available,  whether  the  terms or  conditions  would be  acceptable  to the
Company.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

         The  accompanying  financial  statements  include  the  accounts of the
Company and its wholly-owned subsidiaries, National Coal Corporation (Tennessee)
and NC Transportation, Inc. All intercompany transactions and balances have been eliminated in consolidation.

USE OF ESTIMATES

         The  preparation of financial  statements in conformity  with generally accepted accounting  principles in the United States requires management to make estimates and assumptions that materially

                                       46

                               NATIONAL COAL CORP.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

affect the amounts reported in the financial  statements and accompanying notes.
Actual results could materially differ from those estimates.

REVENUE RECOGNITION

         Under SEC Staff Accounting Bulletin No. 104, "Revenue Recognition," the
Company  recognizes  revenue  when all of the  following  criteria  are met: (1)
persuasive  evidence of an  arrangement  exists,  (2)  delivery  has occurred or services  have been  rendered,  (3) the seller's  price to the buyer is fixed or determinable, and (4) collectibility is reasonably assured.

         MINED COAL. In the case of coal mined and sold, the Company  negotiates a specific sales  contract with each customer,  which includes a fixed price per ton, a delivery schedule,  and terms for payment. The Company recognizes revenue from sales made pursuant to these contracts at the time of delivery.

         COAL ROYALTIES.  The Company  recognizes  coal royalty  revenues on the basis of tons of coal mined by a lessee. During 2004, the Company had one source of royalty revenue pursuant to its agreement with Jenco Capital  Corporation,  a related  party  (SEE NOTE  #7).  The  Company  recognized  the  final  remaining royalties  pursuant to its agreement  with Jenco in 2004 and does not anticipate any future royalty transactions in the foreseeable future.

         ACCOUNTS  RECEIVABLE.   Unless  cash  is  paid  in  advance,   accounts
receivable   are   recorded  as  revenue  is  earned  and  are   evaluated   for
collectibility on a continual basis. Allowances,  if necessary, are provided for potentially  uncollectible  accounts  based  on  management's  estimate  of  the collectibility of customer  accounts.  If the financial  condition of a customer were to deteriorate, resulting in an impairment of its ability to make payments, an additional  allowance  may be required.  Allowance  adjustments,  if any, are charged  to  operations  in the  period in which the facts that give rise to the adjustments  become known.  To date,  the Company has not had any customer whose payment was considered  past due, and as such, has not recorded any reserves for doubtful collectibility.

COST OF MINING OPERATIONS AND SELLING EXPENSES

         Cost of mining  operations and selling expenses  consists  primarily of direct  compensation and benefits costs for miners, as well as direct costs such as  equipment  leases  and  maintenance,  payments  to  third  parties  for coal purchases,  parts and supplies,  blasting, fuel, parts, hauling costs, royalties and taxes, and commissions paid to third party brokers.

EXPLORATION COSTS

         Costs related to locating coal  deposits and  determining  the economic mineability of such deposits are expensed as incurred.

RECLAMATION AND ASSET RETIREMENT OBLIGATIONS

         The  Surface  Mining  Control and  Reclamation  Act of 1977 and similar state  statutes  require that mine  properties  be restored in  accordance  with specified standards and an approved  reclamation plan.  Significant  reclamation activities  include  reclaiming refuse and slurry ponds,  reclaiming the pit and support acreage at surface mines, and sealing portals at deep mines. Reclamation activities that are performed outside of the normal mining process are accounted for as  asset  retirement  obligations  in  accordance  with the  provisions  of
Statement of Financial Accounting  Standards,  or SFAS, No. 143, "ACCOUNTING FOR
ASSET RETIREMENT  OBLIGATIONS".  The Company records its reclamation obligations on a

                                       47

                               NATIONAL COAL CORP.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

mine-by-mine  basis  based  upon  current  permit   requirements  and  estimated
reclamation  obligations for such mines as determined by the U.S.  Department of the Interior,  Office of Surface Mining ("OSM") when a  predetermined  amount of reclamation  bonds are posted prior to commencing mining  operations.  The OSM's estimates of disturbed acreage are determined based on approved mining plans and related  engineering  data. Cost estimates are based upon estimates  approved by
OSM based on  historical  costs.  In  accordance  with SFAS No. 143, the Company determines the fair value of its asset  retirement  obligation  ("ARO)") using a discounted  cash flow  methodology  based on a  discount  rate  related  to U.S.
treasury bonds with maturities similar to the expected life of a mine,  adjusted for the Company's credit standing.

         On at least an annual basis, the Company reviews its entire reclamation liability and makes  necessary  adjustments  for permit changes granted by state authorities,  additional  costs resulting from  accelerated  mine closures,  and revisions to cost estimates and  productivity  assumptions,  to reflect  current experience.  At December 31, 2004,  the Company had  recorded  asset  retirement obligation  liabilities of approximately $2.3 million.  While the precise amount of these future costs cannot be determined  with  certainty,  as of December 31,
2004, the Company  estimates that the aggregate  undiscounted cost of final mine closure is approximately $5.2 million.

         SFAS No. 143 requires  recognition of expenses for eventual reclamation of disturbed  acreage  remaining after mining  production has been completed.  A liability  is recorded  for the present  value of  reclamation  and mine closing costs with a  corresponding  increase  in the asset  carrying  value of coal and mineral rights at the time a mine is permitted and commences operations. The ARO asset is amortized  proportionate  to the estimated  total tonnage mined and the
ARO liability is accreted to its present  value based on the projected  spending date. (SEE NOTE #8).

STOCK-BASED COMPENSATION

         The Company  accounts for  stock-based  compensation  using  Accounting
Principles  Board  ("APB")  Opinion  No.  25,  "ACCOUNTING  FOR STOCK  ISSUED TO
EMPLOYEES".  Under APB No.  25,  compensation  expense is  recognized  for stock options  with an exercise  price that is less than the market price on the grant date of the option.  For stock  options  granted  employees  or  directors  with exercise prices at or above the market value of the stock on the grant date, the
Company  has  adopted  the  Financial   Accounting   Standards   Board  ("FASB")
disclosure-only  provisions of Statement of Financial  Accounting  Standards No.
123, "ACCOUNTING FOR STOCK-BASED COMPENSATION" ("SFAS No. 123"), and accordingly has not recorded any compensation costs for these types of option grants. Except for the issuance of 1,237,500 options granted to directors and officers in March
2004,  the Company has not  recorded any  compensation  costs for these types of option grants.

         As of  December  31,  2004 and  since  inception,  the  Company  issued
1,448,750  employee  stock  options to  employees  and  directors,  and incurred approximately  $903,000 of non-cash  compensation expense in accordance with APB
No. 25 for 1,237,500 of these options  granted during 2004 with exercise  prices below market prices (SEE NOTE #6). There were no options issued in 2003.

         If the Company had used the fair value based method of  accounting  for its stock option plan, as prescribed  by SFAS No. 123,  additional  compensation
expenses   included  in  the  net  (loss)  for  2004  would  have  increased  by
$(5,646,461)  and $(0.50) per common  share,  resulting  in a 2004 pro forma net loss attributable to common shareholders of $(34,969,100) and $(3.11) per share.

                                       48

                               NATIONAL COAL CORP.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

         For  purposes of  calculating  fair value under SFAS No. 123,  the fair value  of each  option  grant  is  estimated  on the  date of  grant  using  the
Black-Scholes   option-pricing   model  with  the  following   weighted  average
assumptions:  no dividend  yield,  expected  volatility rate of between 112% and
133%; risk free interest rate of 3.25%; and average lives of 4 years.

BENEFICIAL CONVERSION FEATURE OF DEBT AND PREFERRED STOCK

         In accordance with Emerging Issues Task Force No. 98-5, "ACCOUNTING FOR
CONVERTIBLE  SECURITIES  WITH  BENEFICIAL  CONVERSION  FEATURES OR  CONTINGENTLY
ADJUSTABLE CONVERSION RATIOS," and No. 00-27,  "APPLICATION OF ISSUE NO. 98-5 TO
CERTAIN CONVERTIBLE INSTRUMENTS," the Company recognizes the value of conversion rights  of  convertible  debt and  equity  instruments.  These  rights  give the instrument holder the immediate ability to convert debt or preferred equity into common  stock at a price per share  that is less than the  trading  price of the common stock to the public. The beneficial  conversion value is calculated based on the  market  price  of the  stock at the  commitment  date in  excess  of the conversion rate of the debt and related accruing interest or preferred stock and is  recorded  as a discount  to the  related  debt or  constructive  dividend to preferred  stockholders and an addition to Additional Paid-in Capital.  The debt discount  is  amortized  and  recorded as interest  expense  over the  remaining outstanding period of related debt.

         During 2004, the Company recorded  beneficial  conversion debt discount and  preferred  stock  constructive  dividends of  $1,700,000  and  $18,612,392, respectively.

COMPREHENSIVE INCOME

         There are no adjustments  necessary to the net loss as presented in the
accompanying   statement  of  operations  to  derive   comprehensive  income  in
accordance with Statement of Financial  Standards  ("SFAS") No. 130,  "REPORTING
COMPREHENSIVE INCOME."

SEGMENT REPORTING

         In June 1997, SFAS No. 131, "DISCLOSURE ABOUT SEGMENTS OF AN ENTERPRISE
AND RELATED  INFORMATION,"  was issued.  Operating  segments,  as defined in the pronouncement,  are components of an enterprise  about which separate  financial information  is available  and that are  evaluated  regularly by  management  in deciding how to allocate  resources and assess  performance.  During the periods presented, the Company had one operating segment, coal mining.

CASH AND CASH EQUIVALENTS

         Cash and cash equivalents are stated at cost. Cash equivalents  consist of all highly liquid  investments  with  maturities of three months or less when acquired.

MARKETABLE SECURITIES

         The  Company  has  adopted  SFAS  No.  115,   "ACCOUNTING  FOR  CERTAIN
INVESTMENTS IN DEBT AND EQUITY Securities," in accounting for securities. During
2003, the Company completely  liquidated its investment portfolio and recognized a net gain on sales of marketable  securities totaling $73,825.  The Company did not own any marketable securities during 2004.

                                       49

                               NATIONAL COAL CORP.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

INVENTORY

         Inventory  consists  of  extracted  coal  that  is both  available  for delivery to customers, as well as extracted coal which has been removed from the ground but not yet processed  through a wash plant.  Coal inventory is valued at the lower of average cost or market.  Coal  inventory  costs  include  labor and benefits, and all expenditures directly related to the removal of coal.

PROPERTY AND EQUIPMENT

         Property and equipment are stated at cost. Expenditures for significant
renewals  and   improvements   that  extend  estimated  lives  are  capitalized.
Replacements  costs,  and maintenance and repairs which do not improve or extend the life of the respective asset, are expensed as incurred.  The Company removes the cost and the related  accumulated  depreciation from the accounts for assets sold or retired,  and the resulting  gains or losses are included in the results of operations.

         Leased property and equipment  meeting certain  criteria is capitalized and the present value of the related lease payments is recorded as a liability.

         During  2004,  the  Company  acquired  two coal  processing  facilities costing a total of  approximately  $872,000  that were idle as of  December  31,
2004.  Depreciation  expense on these assets was recorded  during 2004 since the
Company expects that their idle status is a temporary condition.

         Depreciation  is  provided  using  the  straight-line  method  over the estimated  useful  lives or lease life of the assets,  ranging up to five years.
Depreciation  expense recorded for 2003 and 2004 was approximately  $250,000 and
$1.52 million respectively.

COAL AND MINERAL RIGHTS

         Significant  expenditures  incurred to acquire coal and mineral  rights are capitalized at cost. These costs represent the investment in mineral rights, including  capitalized  mine  development  costs,  which are costs  incurred  in preparation  of opening a mine.  Depletion  and  amortization  is computed on an actual tonnage mined basis calculated to amortize costs fully based on estimated total tonnage to be mined.

LOAN ACQUISITION

         Loan acquisition  costs related to notes payable are amortized over the life of the debt using the interest method.

ASSET IMPAIRMENT

         If facts  and  circumstances  suggest  that a  long-lived  asset may be impaired,  the carrying  value is reviewed.  If this review  indicates  that the value of the asset will not be  recoverable,  as  determined  based on projected undiscounted  cash flows related to the asset over its remaining  life, then the carrying  value of the asset is reduced  to its  estimated  fair value  based on discounted cash flows.

FAIR VALUE OF FINANCIAL INSTRUMENTS

         The carrying amounts for cash,  accounts  receivable,  accounts payable and accrued  liabilities  approximate  fair value because of their  immediate or short-term  maturities.  The fair value of notes payable approximates fair value because of the market rate of interest on the debt.

                                       50

                               NATIONAL COAL CORP.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

INCOME TAXES

         Deferred  income taxes are based on temporary  differences  between the financial  statement  and tax basis of assets and  liabilities  existing at each balance  sheet date using  enacted  tax rates for years  during  which taxes are expected to be paid or recovered.

NET LOSS PER COMMON SHARE

         The Company  computes and presents  loss per share in  accordance  with
SFAS No. 128, "EARNINGS PER SHARE".  Basic earnings per share are computed based upon the weighted average number of common shares outstanding during the period.
Warrants, options, convertible debt and convertible preferred stock representing common shares of 2,038,014 and  6,095,415 for 2003 and 2004  respectively,  were excluded from the average number of common shares outstanding in the calculation because the effect of inclusion would be anti-dilutive.

         All per share amounts reflect the retroactive  effect of the April 2003 merger and the 1 for 4 reverse stock split which occurred on January 12, 2005.

CONCENTRATION OF CREDIT RISK AND MAJOR CUSTOMERS

         SFAS No. 105,  "DISCLOSURE OF INFORMATION  ABOUT FINANCIAL  INSTRUMENTS
WITH  OFF-BALANCE-SHEET  RISK AND FINANCIAL  INSTRUMENTS WITH  CONCENTRATIONS OF
CREDIT RISK" requires  disclosure of significant  concentrations  of credit risk regardless of the degree of such risk.

         Financial   instruments  which  potentially   subject  the  Company  to
concentrations of credit risk consist primarily of cash and accounts receivable.
Accounts  receivable  are from brokers or purchasers of the Company's  coal with payment  terms that  typically  do not  exceed 20 days.  The  Company  routinely performs  credit  evaluations  of customers  purchasing on account and generally does not require collateral.

         The  Company  maintains  the  majority  of  its  cash  deposits  in  an international  and a local bank.  The  deposits  are  guaranteed  by the Federal
Deposit Insurance Corporation ("FDIC") up to $100,000. At December 31, 2004, the
Company's combined cash balance at these banks exceeded the FDIC insurance limit by approximately $1.5 million.

         During the twelve months ended December 31, 2004,  the Company  derived revenue from fourteen customers,  six of which were electric  utilities,  six of which  were  industrial  companies,  and two of which were coal  resellers.  The
Company derived revenue in excess of ten-percent  (10%) of total coal sales from major customers as follows:

                                                      CUSTOMER
                                      -----------------------------------------
                                        A        B        C        D        E
                                      -----    -----    -----    -----    -----
         Year ended December 31:
           2004   .............        28%      27%      16%       *        *
           2003   .............        27%       *        *       52%      15%

         * Less than 10%.

         At December  31,  2004,  the Company had six  contracts  of one year or longer.  The following  table  summarizes,  as of December 31, 2004, the tons of coal that the Company is committed to deliver at prices

                                       51

                               NATIONAL COAL CORP.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

determined  under  existing  long-term  contracts,  which  prices are subject to change  pursuant to the terms of the  contracts,  during the calendar years 2005 through 2008:

      CALENDAR YEAR                  TONS        AVG. $/ TON      DOLLAR VALUE
-----------------------         ------------     ------------     ------------
2005 ..................              984,000     $      55.47     $ 54,581,900
2006 ..................              660,000     $      53.86     $ 35,550,000
2007 ..................              600,000     $      53.40     $ 32,040,000
2008 ..................              120,000     $      51.00     $  6,120,000
                                ------------     ------------     ------------
   Total ..............            2,364,000     $      54.27     $128,291,900
                                ============     ============     ============

RECENT ACCOUNTING PRONOUNCEMENTS

         In December 2004, the Financial  Accounting  Standards  Board, or FASB,
issued SFAS No. 123R "SHARE-BASED PAYMENT," a revision to FASB No. 123. SFAS No.
123R replaces existing  requirements  under SFAS No. 123 and APB Opinion No. 25, and  requires  public  companies  to  recognize  the cost of  employee  services received in exchange for equity instruments,  based on the grant-date fair value of those instruments,  with limited  exceptions.  SFAS No. 123R also affects the pattern in which  compensation  cost is recognized,  the accounting for employee share purchase  plans,  and the accounting for income tax effects of share-based payment transactions. For small-business filers, SFAS No. 123R will be effective for interim periods  beginning after December 15, 2005. The Company is currently determining  what  impact the  proposed  statement  would have on its results of operations and financial position.

         The  FASB  has  proposed  FASB  Staff  Position  No.  SFAS  No.  109 a,
"APPLICATION OF FASB STATEMENT NO. 109, ACCOUNTING FOR INCOME TAXES, FOR THE TAX
DEDUCTION PROVIDED TO U.S. BASED MANUFACTURERS BY THE AMERICAN JOBS CREATION ACT
OF 2004." On October 22,  2004,  the  AMERICAN  JOBS  CREATION  ACT OF 2004 (the
"ACT") was signed into law by the  President.  This Act  includes tax relief for domestic  manufacturers by providing a tax deduction up to 9 percent (when fully phased-in) of the lesser of (a)  "qualified  production  activities  income," as defined  in the  Act,  or (b)  taxable  income  (after  the  deduction  for  the utilization of any net operating loss carry forwards).  As a result of this Act, an issue has arisen as to whether this  deduction  should be accounted  for as a special  deduction or a tax rate reduction  under  Statement 109. The FASB staff believes that the domestic manufacturing deduction's characteristics are similar to special deductions because the domestic  manufacturing  deduction is based on the future  performance  of specific  activities,  including the level of wages.
Accordingly,  the FASB staff believes that the deduction  provided for under the
Act should be accounted for as a special  deduction in accordance with Statement
109 and not as a tax rate  reduction.  This provision of the Act is not expected to have an impact on the Company's financial statements.

         In November 2004, the FASB issued FASB Statement No. 151, which revised
ARB No.43,  relating  to  inventory  costs.  This  revision  is to  clarify  the accounting  for abnormal  amounts of idle facility  expense,  freight,  handling costs and wasted material  (spoilage).  This Statement requires that these items be  recognized as a current  period  charge  regardless of whether they meet the criterion  specified  in ARB  43.  In  addition,  this  Statement  requires  the allocation of fixed production  overheads to the costs of conversion be based on normal  capacity of the production  facilities.  This Statement is effective for financial  statements for fiscal years  beginning  after June 15, 2005.  Earlier application  is permitted  for  inventory  costs  incurred  during  fiscal years beginning  after the date this  Statement is issued.  Management  believes  this
Statement  will have no impact on the  financial  statements of the Company once adopted.

                                       52

                               NATIONAL COAL CORP.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

         In December  2004, the FASB issued FASB Statement No. 152, which amends
FASB  Statement No. 66,  Accounting  for Sales of Real Estate,  to reference the financial  accounting  and  reporting  guidance  for  real  estate  time-sharing transactions  that is provided in AICPA  Statement  of  Position  ("SOP")  04-2,
ACCOUNTING FOR REAL ESTATE TIME-SHARING TRANSACTIONS. This Statement also amends
FASB Statement No. 67,  ACCOUNTING  FOR COSTS AND INITIAL  RENTAL  OPERATIONS OF
REAL ESTATE PROJECTS,  to state that the guidance for (a) incidental  operations and (b)  costs  incurred  to  sell  real  estate  projects  does  not  apply  to real-estate time-sharing  transactions.  The accounting for those operations and costs is subject to the guidance in SOP 04-2.  This  Statement is effective  for financial statements for fiscal years beginning after June 15, 2005.  Management believes this Statement  will have no impact on the financial  statements of the
Company once adopted.

         In  December  2004,  the FASB  issued  FASB  Statement  No.  153.  This
Statement  addresses the  measurement  of exchanges of nonmonetary  assets.  The guidance in APB Opinion No. 29,  ACCOUNTING  FOR  NONMONETARY  TRANSACTIONS,  is
based on the principle that  exchanges of nonmonetary  assets should be measured based on the fair value of the assets  exchanged.  The guidance in that Opinion, however,  included certain  exceptions to that principle.  This Statement amends
Opinion 29 to  eliminate  the  exception  for  nonmonetary  exchanges of similar productive  assets and  replaces it with a general  exception  for  exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial  substance if the future cash flows of the entity are expected to change  significantly  as a result of the exchange.  This Statement is effective for financial statements for fiscal years beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges  incurred during fiscal years beginning after the date of this Statement is issued.  Management believes this  Statement  will have no impact on the financial  statements of the Company once adopted.

3.       LEASE COMMITMENTS

         During the fourth  calendar  quarter of 2004, the Company  entered into multiple  capital  lease  agreements  with a local  reseller for various  mining equipment  with  a  combined  estimated  fair  value  of  $4.47  million,  which approximates the present value of the minimum lease payments.  Payments are made monthly  pursuant  to the lease  agreements  and  amortization  is  included  in depreciation expense.

         Additionally,  the Company  rents other  mining  equipment  pursuant to operating  lease  agreements,  and made lease  payments  totaling  approximately
$307,500 and $516,600 during 2003 and 2004.

         A summary of future minimum payments under  non-cancelable  capital and operating lease agreements as of December 31, 2004 follows:

                                         CAPITAL      OPERATING
YEAR ENDING DECEMBER 31,                 LEASES         LEASES         TOTAL
-----------------------------------   -----------    -----------    -----------
2005 ..............................   $ 2,749,200    $   163,200    $ 2,912,400
2006 ..............................     1,989,200        110,000      2,099,200
2007 ..............................       162,600           --          162,600
                                      -----------    -----------    -----------
  Total minimum lease payments ....     4,901,000        273,200      5,174,200
  Less imputed interest ...........      (709,800)          --         (709,800)
                                      -----------    -----------    -----------
PV of minimum lease payments ......     4,191,200    $   273,200    $ 4,464,400
                                                     ===========    ===========
Current maturities ................    (2,350,600)
                                      -----------
Long term maturities ..............   $ 1,840,600
                                      ===========

                                       53

                               NATIONAL COAL CORP.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

4.       NOTES PAYABLE

         SALE OF SENIOR SECURED PROMISSORY NOTES AND WARRANTS

         In April and May 2004,  the Company sold one-year  promissory  notes in the  aggregate  principal  amount of $7.5  million  and  three-year  warrants to purchase up to an aggregate of 625,000 shares of its common stock at an exercise price of $4.00 per share.  The Company sold these  securities  to  institutional investors and individual accredited  investors,  with the largest investor being
Crestview Capital Master, LLC, for an aggregate purchase price to the Company of
$7.5  million.  In August  2004,  certain  holders of this debt agreed to cancel
$4.725  million of principle in exchange for Series A preferred  stock,  and the
Company repaid the remaining $2.775 million from the proceeds raised pursuant to the issuance of additional  shares of Series A convertible  preferred stock (SEE
NOTE #6) and retired the debt.

         SALE OF CONVERTIBLE PROMISSORY NOTES

         On August 31,  2004,  the  Company  issued  $3,000,000  of  convertible promissory  notes to  Crestview  Capital  Master  LLC, an entity  controlled  by
Crestview  Capital Funds and SDS Capital Group SPC, Ltd. Prior to maturity,  the convertible  promissory  notes may be  converted  into units  consisting  of the
Company's  Series A  convertible  preferred  stock  and  common  stock  purchase warrants  at a price of $15,000  per unit.  Each unit  consists  of one share of
Series A convertible preferred stock and two-year warrants to purchase up to 500 shares of common  stock at an  exercise  price of $8.40 per share.  In  December
2004,  both  Crestview  and SDS  exercised  their  rights  and  converted  their respective  promissory  notes into units of the Series A  convertible  preferred stock and common stock purchase warrants (SEE NOTE #6).

         On August 31, 2004, the closing price of the Company's  common stock on the NASDAQ  Over-the-Counter  Bulletin Board exceeded the $6.00 per share common stock  conversion  price  of the  promissory  notes.  Accordingly,  the  Company recorded a beneficial  conversion debt discount of $1.7 million for the issuance of the debt below fair value and commenced amortization over the nine-month term of the notes.  The  amortization  of the debt  discount  is recorded as interest expense. When the $3.0 million debt was converted to preferred stock in December
2004, the Company amortized the remaining discount,  thus recognizing a total of
$1.7 million of non-cash interest expense during 2004.

         SENIOR SECURED CREDIT FACILITY

         On November 26, 2004, the Company's Tennessee subsidiary, National Coal
Corporation,  in  connection  with its  acquisition  of assets from  Appalachian
Fuels,   LLC  entered  into  a  credit   agreement  with  D.  B.  Zwirn  Special
Opportunities  Fund, L.P., as Lender and  administrative  agent for the Lenders.
The  Company  and  its  subsidiary,  NC  Transportation,  Inc.,  a  wholly-owned subsidiary of the Tennessee corporation,  guaranteed the obligations of National
Coal Corporation under the credit agreement.  The credit agreement  provides for an initial credit  facility of $15 million with a subsequent  additional  credit facility not to exceed $6 million. The Company exercised its right to borrow $15 million  on  November  29,  2004,  the  proceeds  of which  were used to pay the remaining  $12,250,000 of acquisition costs related to the acquisition of assets of Appalachian  Fuels, LLC, pay transaction costs with respect to the closing of the credit facility and asset purchase,  and fund working  capital.  The Company borrowed an additional  $1.4 million in January 2005 to fund its  acquisition of mining  equipment.  Borrowings  under the credit  agreement bear interest at the rate of  interest  per annum  publicly  announced  from time to time by JPMorgan
Chase as its prime rate in effect at its principal office in New York City, plus
5.75%.  The

                                       54

                               NATIONAL COAL CORP.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

obligations  under the credit agreement are secured by substantially  all of the
Company's assets and those of the Company's subsidiaries.

         Amounts  borrowed  under the credit  agreement  are  payable in monthly installments of amounts equal to 50% of the Company's Free Cash Flow (as defined in the  credit  agreement)  and  become  immediately  due and  payable  on their maturity date of November 26, 2006. Under this facility,  the Company is subject to numerous financial covenants, including that:

         o        it maintains a specified minimum earnings before income taxes, depreciation and amortization  ("EBITDA," as defined in credit agreement)  for  specified  periods  ending  on each  calendar quarter during the term of the credit agreement;

         o        it does not  exceed a  specified  ratio of debt to EBITDA  for specified  periods ending on each calendar  quarter during the term of the credit agreement;

         o        it maintains a specified  minimum  ratio of EBITDA to interest expense for specified  periods ending on each calendar quarter during the term of the credit agreement;

         o        it maintains a specified  minimum fixed charge  coverage ratio for specified  periods ending on each calendar  quarter during the term of the credit agreement;

         o        it meets minimum monthly sales requirements;

         o        its general and administrative costs on an annualized basis as of specified  periods  ending on each calendar  quarter during the term of the credit  agreement  does not exceed a specified percentage of its coal sales for each such period; and

         o        it will  not  make  any  capital  expenditures  except  in the ordinary course of business in accordance with past practices.

         These financial covenants have subsequently been amended (SEE NOTE #9).

         BANK LOAN

         In July 2004, the Company borrowed  approximately  $663,300 from Sevier
County Bank in  Sevierville,  TN with a 24-month  term and an  interest  rate of
7.25%.  Proceeds from the loan were used to purchase  mining and other vehicles.
Payments are made monthly,  and at December 31, 2004,  the  principal  remaining balance of the loan was approximately $532,900.

         The following table summarizes  future  maturities of  interest-bearing debt obligations of the Company,  not including  capital leases, at December 31,
2004:

                                            PAYMENTS DUE BY PERIOD
                       ---------------------------------------------------------
                                    LESS THAN 1      1-3        3-5      AFTER
                          TOTAL        YEAR         YEARS      YEARS    5 YEARS
                       -----------  -----------  -----------  -------   -------
Senior secured
   credit facility ..  $15,000,000  $        --  $15,000,000  $    --   $    --
Bank loan ...........      532,908      329,511      203,397       --        --
                       -----------  -----------  -----------  -------   -------
     Total debt
        obligations .  $15,532,908  $   329,511  $15,203,397  $    --   $    --
                       ===========  ===========  ===========  =======   ========

                                       55

                               NATIONAL COAL CORP.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

5.       INCOME TAXES

         At  December  31,  2004,  the Company  had a net  operating  loss carry forward of approximately  $9.6 million that may be offset against future taxable income.  These  carry  forwards  are subject to review by the  Internal  Revenue
Service and begin to expire in 2023.

         The Company  has fully  reserved  the  approximately  $3.8  million tax benefit of the operating loss carry forward by a valuation allowance of the same amount  because the  likelihood  of  realization  of the tax  benefit  cannot be determined. There was an increase of approximately $2.6 million in 2004.

         Temporary  differences  between the time of reporting certain items for financial  statement and tax reporting purposes consists primarily of beneficial conversion  feature interest expense,  stock-based  compensation,  depreciation, depletion and accrued reclamation expenses.

6.       EQUITY TRANSACTIONS

ISSUANCE OF STOCK UPON THE CONVERSION OF NOTES PAYABLE AND ACCRUED INTEREST

         During 2003, the Company raised gross proceeds of $198,000  pursuant to a series of private  placements of unsecured  promissory notes to four unrelated parties.  Each of the notes had an interest rate of 10% per annum and was due in
March 2004. In November  2003,  these note holders agreed to extend the terms of the notes to November 2004 in  consideration of the issuance to them of warrants to purchase an  aggregate  of 41,250  shares of our common stock at a conversion price of $2.20  per  share.  In  January  2004,  these  four  unrelated  parties exercised the warrants by converting their entire then outstanding principal and accrued  interest into shares of common stock.  The Company issued 92,099 shares of common  stock,  90,000 shares of which were issued in repayment of principal, and 2,099 shares of which were issued in repayment of accrued interest.

         In February 2004,  Crestview Capital Master,  LLC, an entity controlled by Crestview  Capital  Funds,  purchased four  outstanding  notes payable of the
Company from an unrelated party in the aggregate principal amount of $3,465,200.
Concurrent  with its  purchase of these  notes,  Crestview  agreed to extend the maturity  date on all four  notes  to  March  25,  2005  and to  modify  certain provisions.  These  notes bear  interest  at an annual  rate of 12%.  Two of the notes, in the aggregate  principal  amount of  approximately  $3.2 million,  are convertible into our common stock at a price of $2.00 per share.  Crestview also purchased  common stock  purchase  warrants  from the original debt holder which warrants  had been issued by the  Company as  additional  consideration  for the convertible notes. The warrants allow Crestview to purchase up to 399,312 shares of our common stock at a price of $2.20 per share, and expire on March 25, 2005.
Two of the notes payable in the  aggregate  principal  amount of $270,314,  were paid in full in December 2004. With respect to the convertible notes:

         o        In March 2004, the Company issued  Crestview  80,347 shares of common stock upon conversion of $160,693 of accrued interest;

         o        In April 2004, the Company issued Crestview  250,000 shares of common stock upon conversion of $500,000 of principal; and

         o        In October 2004, the Company issued Crestview 1,347,451 shares of common stock upon conversion of the remaining $2,694,903 of principal of the convertible debentures.

                                       56

                               NATIONAL COAL CORP.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

ISSUANCE OF STOCK FOR CASH

     PRIVATE PLACEMENTS OF COMMON STOCK

         In February 2004, the Company sold an aggregate of 1,250,000  shares of its  common  stock in a private  placement  at a price of $2.20 per share to one institutional investor and three accredited investors.

         In January and February 2003, a total of 874,997 shares of common stock were sold to individuals for $17,500 ($0.04 per share). In June and July 2003, a total of 337,500 shares were sold to investors for $270,000 ($0.80 per share).

     AUGUST 2004 PRIVATE PLACEMENTS OF CONVERTIBLE PREFERRED STOCK

         On  August  31,  2004,  the  Company  sold   $16,030,000  of  Series  A
convertible  preferred  stock and common  stock  purchase  warrants  in separate private placement transactions. The Company issued a total of 1,068.67 shares of
Series  A  convertible   preferred   stock,  at  $15,000  per  share,  for  cash
consideration  of $11.305  million  and  cancellation  of $4.725  million of its senior  secured  promissory  notes  issued in April and May 2004.  Each share of
Series A convertible  preferred stock is convertible into 2,500 shares of common stock.  For each share of Series A convertible  preferred  stock,  the investors also were issued two-year  warrants to purchase 500 shares of common stock at an exercise price of $8.40 per share.

     CONVERTIBLE DEBT FINANCING

         On August 31,  2004,  the  Company  issued  $3,000,000  of  convertible promissory  notes (SEE NOTE #4). Prior to maturity,  the convertible  promissory notes  may be  converted  into  units  consisting  of our  Series A  convertible preferred  stock and common  stock  purchase  warrants at a price of $15,000 per unit.  Each unit consists of one share of Series A convertible  preferred  stock and  two-year  warrants  to  purchase  up to 500  shares of  common  stock at an exercise  price of $8.40  per  share.  In  December  2004,  the  holders  of the convertible  promissory notes converted the $3,000,000 principle into 200 shares
Series A  convertible  preferred  stock and  warrants  to purchase up to 100,000 shares of common stock.

     PREFERRED STOCK AND WARRANT PURCHASE RIGHTS

         Investors  who  paid  cash   consideration   in  either  the  Series  A
convertible  preferred  stock  financing  or  convertible  debt  financing  also received  the  right  to  purchase  additional  units of  Series  A  convertible preferred stock and common stock purchase warrants.  Each of these investors can purchase,  at a price of  $15,000  per  unit,  up to a number  of units  with an aggregate  purchase price equal to 33.33% of the amount  invested in the initial financing.  Each unit  consists of one share of Series A  convertible  preferred stock and  two-year  warrants to purchase up to 500 shares of common stock at an exercise  price of $8.40 per share.  The  purchase  rights must be  exercised no later than ninety days  following  January 28, 2005.  The holders of convertible promissory  notes may  exercise  this  additional  purchase  right  only if they convert their  promissory  note in full. In December  2004,  the Company  issued
241.33  shares of its  Series A  convertible  preferred  stock and  warrants  to purchase 482,660 shares of its common stock upon the exercise by certain holders of these purchase  rights.  The Company received gross proceeds of approximately
$3,620,000 in connection with the sale of these securities.

                                       57

                               NATIONAL COAL CORP.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

     REGISTRATION RIGHTS AGREEMENT

         In connection  with the August 31, 2004 private  placement  financings, the Company  entered  into  separate  registration  rights  agreements  with the investors.  Pursuant to the separate  registrant rights agreements,  the Company agreed to file a registration  statement registering the resale by the investors of all of the shares of common  stock  issuable  upon  conversion  of  preferred shares and  exercise  of  warrants,  including  preferred  shares  and  warrants issuable upon conversion of the convertible promissory notes and exercise of the purchase rights. The Company agreed to keep the registration statement effective until the  earlier of the date on which all of the common  shares have been sold and the date that all the common shares may be sold by the investors pursuant to
Rule 144(k) under the  Securities  Act of 1933. If the Company does not register these shares for resale  within 150 days of the closing  date of the  financing, the  Company  must  pay  each of the  investors  a fee of 2.0% of the per  share purchase  price paid by such investor for each  preferred  share,  and following such date, a fee of 1.0% of the per share  purchase  price paid by such investor for each  preferred  share for each month  that the  shares are not  registered.
Pursuant to the separate  registration  rights  agreements,  the Company filed a
Form SB-2 on November 1, 2004 with the Securities and Exchange  Commission,  and such  registration  statement  was declared  effective by the SEC on January 28,
2005.  Accordingly,  no  additional  percentage  fees  were  paid  to any of the investors of the August 2004 financing.

ISSUANCE OF STOCK PURSUANT TO THE EXERCISE OF WARRANTS

         During 2004,  the Company  issued an aggregate of 867,200 shares of its common stock  pursuant to the exercise  warrants,  of which 389,139  shares were issued pursuant to cashless exercises and 478,061 shares were issued pursuant to the payment of $1.109 million.

ISSUANCE OF STOCK FOR LAND

         In May 2004, the Company purchased from Cumberland Timber Company, LLC,
1,738 acres of land in Eastern Tennessee for a total purchase price of $631,000, which  consisted of $280,000 cash and 75,000 shares of common stock.  The 75,000 shares were valued at a price per share of $4.68, which was the closing price of the  Company's  common  stock  on May 14,  2004,  the date of  closing  for this transaction.

ISSUANCE OF STOCK FOR SERVICES

         In March 2004, a total of 41,958 shares of common stock were granted to the then Chairman of the Board in lieu of cash  compensation  for services.  The stock was valued at $226,573 or $5.40 per share,  which was the closing price of the Company's common stock on the date the stock was granted.

         In  January  2003,  a total of  7,674,978  shares of common  stock were granted to the four founding  officer/directors of the Company for services. The stock was valued at $153,500 ($0.04 per share) based on stock  transactions  for cash with unrelated individuals (see above).

                                       58

                               NATIONAL COAL CORP.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

ISSUANCE OF STOCK PURSUANT TO 2003 REVERSE MERGER

         On March 28, 2003,  National Coal Corporation  (Tennessee) entered into an Agreement and Plan of  Reorganization  to acquire 8.55 million  shares of the
Company's  common  stock  for all of  National  Coal  Corporation  (Tennessee)'s
outstanding  common  stock.  The  shares  were  exchanged  on  April  30,  2003.
Immediately  after  the  transaction,   the  former  National  Coal  Corporation
(Tennessee)  shareholders  owned  approximately  94.8% of the  Company's  common stock.

         The  reorganization  was recorded as a  recapitalization  effected by a reverse  merger  wherein the Company was treated as the acquiree for  accounting purposes,  even  though  it was the legal  acquirer.  Since  the  Company  was a non-operating entity with limited business activity, goodwill was not recorded.

ISSUANCE OF STOCK OPTIONS

         In March 2004, the Company adopted and made effective an employee stock option plan (the "2004 Option  Plan") which was amended in January 2005. A total of  2,750,000  shares of common  stock  have been  reserved  for  issuance  upon exercise of awards granted under the 2004 Option Plan,  and in general,  granted options vest over a four-year  period.  The 2004 Options Plan is administered by the full board of  directors,  will  terminate  in March 2014 and allows for the issuance of both  incentive  stock options that qualify under Section 422 of the
Internal  Revenue Code and  nonqualified  stock options to employees,  officers, directors,  consultants,  independent contractors and advisors of the Company or any parent or subsidiary of the Company  provided the  consultants,  independent contractors  and advisors  render  services not in connection with the offer and sale of securities in a capital-raising  transaction. Any shares of common stock subject to an award, which for any reason expires or terminates unexercised, are again available for issuance under the 2004 Option Plan.

         During  2004,  the Company  granted a total of  1,448,750  nonqualified stock  options  to  purchase  shares of common  stock to  certain  employees  at exercise prices ranging from $2.20 to $5.60 per share.

         Information  regarding the Company's  employee  stock option plan is as follows for the year ended December 31, 2004:

                                                                       WEIGHTED
                                                           COMMON       AVERAGE
                                                           SHARES        PRICE
                                                         ---------     ---------
Options outstanding at January 1 ...................            --            --
Granted ............................................     1,448,750     $    2.65
Exercised ..........................................            --            --
Canceled ...........................................            --            --
                                                         ---------     ---------
Options outstanding at December 31, 2004 ...........     1,448,750     $    2.65
                                                         =========     =========
Options available for grant at
   December 31, 2004 ...............................     1,301,250
                                                         =========

         On January 1, 2005, 25%, or 362,188,  of the issued options were deemed vested. In addition, as of December 31, 2004, there were outstanding warrants to purchase  1,004,998  shares of common  stock for an average  per share  price of
$7.95.

                                       59

                               NATIONAL COAL CORP.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

OTHER

         In June  2003,  105,363  shares  of the  Company's  common  stock  were re-purchased for $21,073 and cancelled.

7.       RELATED PARTY TRANSACTIONS

         On July 1, 2003, the Company sold mineral royalty rights for coal mined on the Patterson Mountain portion of its New River Tract property for $75,156 to
Jenco Capital  Corporation  ("Jenco"),  an entity owned by the  Company's  Chief
Executive  Officer and  President.  The Company was obligated to pay Jenco $2.00 per mined ton on the  property.  During 2003 and 2004,  the  Company  paid Jenco
$59,572 and $15,584, respectively, in accordance with the agreement. The Company has no further obligation to Jenco pursuant to this royalty agreement.

         On August 1, 2003,  the Company  sold its  interest in mineral  royalty rights that it received from U.S. Coal,  Inc. for coal mined on a section of the
Smokey Mountain portion of its New River Tract property.  The Company sold these royalty rights for $250,000 to Jenco. The Company recorded the proceeds from the sale as deferred revenue and recognized  revenue each month based on U.S. Coal's production.  During 2003 and 2004, the Company  recognized the royalty  revenue,
$146,597 and $103,403,  respectively, and as of December 31, 2004 had no further obligation pursuant to this agreement.

         These transactions were completed with Jenco, a related party,  because
(i) the Company needed a prompt capital infusion to ramp up its coal production,
(ii) Jenco had available cash for the  transaction,  (iii) the Company could not have developed another  independent source for the capital without  considerable time delay due to lack of a  production  history,  and (iv) the  Company  had no knowledge  of  any  outside  sources  for  such  capital  at  the  time  of  the transactions.  The  Company  believes  that  given the time  delay to search for capital and the cost of lost opportunity,  the terms of these  transactions were acceptable  because it afforded the Company  immediate  liquidity  for operating purposes.

         On June 30,  2003,  the  Company  assigned  a  ten-year,  $0.25 per ton royalty interest on all the coal sold from its New River Tract property, to both the then  Chairman  of the Board and its  current  Chief  Executive  Officer and
President.  The agreement provided that in the event any mineral properties were sold prior to the end of the ten-year period, the obligation would be settled by paying 12 1/2% of the sales  price to each  individual.  Pursuant to the sale of mineral  property rights to Jenco in July and August 2003, the Company paid both the Chairman of the Board and Chief  Executive  Officer and President 12 1/2% of
the sales price,  for an aggregate  payment of $81,289.  In February  2004,  the
Chairman of the Board and Chief  Executive  Officer and President each agreed to permanently  cancel  all  future  royalty  payments  pursuant  to  this  royalty agreement.

         In 2003,  the Company  acquired  mining  equipment  and  certain  other intangible  mining rights and  information  from Strata Coal, LLC ("Strata") for
$47,000 ($7,000 cash and a non-interest  bearing promissory note) and assumption of promissory notes payable to unrelated parties totaling $174,000.  The Company also  assumed  $14,875  of  Strata's  accounts  payable.  Strata is owned by the
Chairman of the Board and the  CEO/President  of the  Company.  Since the Strata
transaction  involved related parties,  primarily for intangible  consideration, the $205,875 purchase price (exclusive of the mining equipment subsequently sold
-see below),  was expensed in 2003.  Subsequent to March 31, 2003 the promissory notes  (totaling  $214,000) were paid and on June 11, 2003 the mining  equipment was sold to Jenco for $30,000.

                                       60

                               NATIONAL COAL CORP.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

         In March  2003,  the  Company  paid the  Chairman  of the Board and the
CEO/President $150,000 each for corporate organization and promotion activities.

         In October 2003, the Company loaned its current Chief Financial Officer
$15,000 with an annual  interest  rate of 3 1/2% and a maturity of 1 year.  This loan was made to this  individual  before he became the Company's  full time CFO and before he was an officer of the Company.  In February 2004,  this loan, plus accrued interest, was paid in full.

         During 203 and 2004, the Company paid the law firm of Kite, Bowen &
Associates,  PA, $45,000 and $10,000,  respectively,  for professional  services rendered. Mr. Kite was the managing partner of Kite, Bowen & Associates, PA, and previously served on the Company's Board of Directors. In May 2004, Mr. Kite
joined the Company on a full time basis as its General Counsel.

         The Company  borrowed an aggregate  of $305,000  from Jenco from August
2003 through  January 2004, and borrowed  $105,000 from the President and CEO in
December  2003.  Each of these  loans were  evidenced  by a note  payable  which accrued simple interest at an annual rate of 8% and was payable on demand. These loans were paid in full during the first six months of 2004.

         In September  2004,  the Company  repaid a $150,000 note payable to the former  Chairman.  During  2004 the  Company  paid a total of  $18,833  interest pursuant to the note. This debt was outstanding since February 2003.

         In October 2004, the Company  borrowed $10,000 from its Chief Financial
Officer and $40,000 from its  Operations  Manager,  which amounts were repaid in
December 2004. These loans accrued simple interest at an annual rate of 8%.

         In October 2004, the Company  revised the  employment  contracts of its
Chief Executive Officer,  its Chief Financial Officer and its Operations Manager
such that each individual is entitled to additional  monthly  compensation in an amount  equal to five  cents  ($0.05)  per ton of coal sold each month from coal mined from all of the Company's owned and leased properties.

         During 2004, the Company paid RS Holdings, Inc., an entity owned by the
Company's  Operations  Manager,  a total of $6,000 as  rental  payments  for the storage of maps and other mining documents.

8.       ASSET RETIREMENT OBLIGATIONS

         Since commencing mining  activities,  the Company has received numerous permits,  has deposited $257,500 in cash with OSM, and has provided bank letters of credit for $4.97 million for  reclamation  bonding with OSM. These letters of credit are  secured by  certificates  of deposit  totaling  $4.27  million and a
$700,000 pledge of the Company's corporate headquarters.

         The  following  table  describes  the  changes to the  Company's  asset retirement obligations for 2003 and 2004:

                                       61

                               NATIONAL COAL CORP.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

                                                          2003          2004
                                                      -----------   -----------
Balance at beginning of period ....................   $        --   $    64,359
Accretion expense .................................         7,047        34,604
Additions resulting from property additions .......        57,312     1,790,179
Adjustments and revisions from annual re-costing ..            --       503,697
Obligations settled ...............................            --       (87,090)
                                                      -----------   -----------
Balance at December 31 ............................   $    64,359   $ 2,305,749
Current portion included in accrued expenses ......            --      (211,990)
                                                      -----------   -----------
Long-term liability ...............................   $    64,359   $ 2,093,759
                                                      ===========   ===========

9.       EVENTS SUBSEQUENT TO DECEMBER 31, 2004

REVERSE STOCK SPLIT

         At the close of business on January 12,  2005,  the Company  affected a
1-for-4 reverse split of its issued and  outstanding  common stock as previously approved on October 12, 2004 by its board of  directors  and  stockholders.  All share and per share  amounts  have been  retroactively  restated for all periods presented to reflect the effect of the reverse split.

ADDITIONAL BORROWINGS PURSUANT TO SENIOR CREDIT FACILITY

         On January 12, 2005,  the Company  borrowed an additional  $1.4 million under and pursuant to the terms and  conditions  of a Credit  Agreement  entered into with D. B. Zwirn Special Opportunities Fund, L.P. on November 26, 2004 (SEE
NOTE #4).

REGISTRATION STATEMENT ON FORM SB-2 DECLARED EFFECTIVE

         On  January  28,  2005,  the  Company's   previous  filed  Registration
Statement  on  Form  SB-2,  as  amended,  was  declared  effective  by the  SEC, registering  17,587,730  shares  of  common  stock  for  resale  by the  selling shareholders.  The registered shares include shares which may be issued pursuant to the conversion of Series A convertible preferred stock and the exercise stock purchase warrants.

ADDITIONAL BORROWINGS; PURCHASE OF MINING EQUIPMENT

         In January 2005, the Company signed an agreement committing the Company to the purchase of a high wall miner for a total purchase price of approximately
$5.5 million,  and paid a $500,000 deposit toward that purchase  commitment.  In
March 2005, the Company borrowed an additional  approximately  $5.14 million and completed  the  purchase  of this  piece  of  mining  equipment.  The note has a maturity of August 10, 2005,  is secured by the high wall miner,  and has a rate of interest of eighteen  percent  (18%) per annum  calculated  from the 61st day until maturity.  The Company paid an origination fee of  approximately  $200,000 upon the  execution of the loan  documents.  The lenders were also issued 5-year common stock purchase warrants to purchase up to 140,000 shares of the Company's common stock at an exercise price per share of $8.50.  Crestview Capital Master,
LLC participated in this transaction.

RESIGNATION AND APPOINTMENT OF AN OFFICER AND A DIRECTOR

         On February 8, 2005,  Farrald G. Belote,  Jr.  resigned his position as director  of the  Company  and was  replaced  on  February  16, 2005 by Scott H.
Filstrup.

                                       62

                               NATIONAL COAL CORP.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

         On March 10, 2005 the Company  announced that effective  April 1, 2005,
Robert Chmiel will resign his positions as Chief Financial Officer and director, and be replaced by Mark Oldham in both capacities.

REVISED  SENIOR  CREDIT  FACILITY  COVENANTS  AND WAIVER FOR  NON-COMPLIANCE  OF
COVENANTS

         At  December  31,  2004,  the Company  was not in  compliance  with its financial  covenants related to EBITDA or its minimum monthly sales requirements under the Company's  credit  agreement with D. B. Zwirn.  On March 29, 2005, the
Company  amended its credit  agreement,  effective as of December 31, 2004, at a cost of  $120,000,  to revise  its  financial  covenants  related  to EBITDA and minimum monthly sales  requirements  to bring the Company back into  compliance.
The new financial  covenants  with D. B. Zwirn are effective for the term of the credit agreement and are based on the Company's projections.

                                       63

ITEM 13. EXHIBITS

         The following exhibits are filed herewith:

EXHIBIT
NUMBER                                   EXHIBIT TITLE
-------          ---------------------------------------------------------------

2.1              Agreement and Plan of Reorganization dated as of April 11, 2003 among Southern Group International,  Inc., National Coal Corp.,
                 and certain subscribing shareholders of National Coal Corp. (1)

2.2              Share  Purchase  Agreement  dated as of March 28,  2003  among,
                 Surinder  Rametra,  Southern  Group  International,  Inc.,  and
                 National Coal Corporation. (1)

3.1              Articles of  Incorporation  of National Coal Corp. dated August
                 8, 1995. (2)

3.1.1            Articles  of  Amendment  to the  Articles of  Incorporation  of
                 National Coal Corp. dated August 10, 1995. (2)

3.1.2            Articles  of  Amendment  to the  Articles of  Incorporation  of
                 National Coal Corp. dated January 4, 1996. (2)

3.1.3            Articles  of  Amendment  to the  Articles of  Incorporation  of
                 National Coal Corp.  dated July 17, 2003, filed August 4, 2003.
                 (3)

3.1.4            Articles  of  Amendment  to the  Articles of  Incorporation  of
                 National  Coal Corp.  dated August 27,  2004,  filed August 31,
                 2004. (8)

3.1.5            Articles  of  Amendment  to the  Articles of  Incorporation  of
                 National Coal Corp.  dated January 10, 2005,  filed January 12,
                 2005. (8)

3.2              Amended and Restated Bylaws of National Coal Corp. (8)

4.1              Amended and Restated 2004 National Coal Corp. Option Plan. (8)*

10.1             Form of Indemnification Agreement of Registrant. (8)

10.2             Asset Purchase and Sale  Agreement  dated April 15, 2004 by and among U.S. Coal, Inc., New River Processing,  Inc. and National
                 Coal Corporation. (5)

10.3             Asset   Purchase   Agreement  by  and  between   National  Coal
                 Corporation and Robert Clear Coal Corporation dated October 26,
                 2004. (8)

10.4             Coal Supply  Agreement by and between National Coal Corporation and East Kentucky Power Cooperative, Incorporated dated October
                 6, 2004. Portions of this exhibit have been omitted pursuant to a  request  for  confidential  treatment  and have  been  filed separately  with the  United  States  Securities  and  Exchange
                 Commission. (7)

10.5             Purchase and Sale  Agreement by and between  Appalachian  Fuels
                 LLC and National Coal Corporation dated November 26, 2004. (8)

10.6             Credit  Agreement by and between  National Coal Corporation and
                 D.B.  Zwirn Special  Opportunities  Fund,  L.P. as lender,  and administrative  agent for the lenders dated  November 26, 2004.
                 (8)

10.7             Mineral  Rights  Purchase  and Sale  Agreement  by and  between
                 National Coal  Corporation and The Brimstone Co. dated December
                 6, 2004. (8)

10.8             Form of Note and Warrant  Purchase  Agreements  dated April 15,
                 2004,  including  Form of Secured  Promissory  Note and Form of
                 Common Stock Purchase Warrant attached as exhibits thereto. (5)

                                       64

EXHIBIT
NUMBER                                   EXHIBIT TITLE
-------          ---------------------------------------------------------------

10.9             Security  and Pledge  Agreement  dated April 15,  2004,  by and among  National  Coal  Corp.,  National  Coal  Corporation  and
                 Stewart Flink,  as agent for himself and the holders of secured promissory notes. (5)

10.10            Subordination Agreement dated April 15, 2004, made by Crestview
                 Capital  Master,  LLC in favor of Stewart  Flink,  as agent for himself and the holders of secured promissory notes. (5)

10.11            Preferred Stock and Warrant  Purchase  Agreement by and between
                 National  Coal  Corp.  and the  persons  listed on  Schedule  I thereto,  with  respect  to  Registrant's  Series A  Cumulative
                 Convertible  Preferred  Stock and  Warrants to Purchase  Common
                 Stock dated August 31, 2004, including Form of Warrant. (8)

10.12            Investor  Rights  Agreement by and between  National Coal Corp.
                 and the Purchasers  listed on Schedule I thereto,  dated August
                 31, 2004. (8)

10.13            Preferred Stock and Warrant  Purchase  Agreement by and between
                 National Coal Corp.  and CD  Investment  Partners,  Ltd.,  with
                 respect  to  Registrant's   Series  A  Cumulative   Convertible
                 Preferred  Stock and  Warrants to Purchase  Common  Stock dated
                 August 31, 2004. (8)

10.14            Warrant,  dated August 31, 2004,  issued by National Coal Corp.
                 to CD Investment Partners, Ltd. pursuant to the Preferred Stock and Warrant  Purchase  Agreement by and between  National  Coal
                 Corp  .and  CD  Investment  Partners,  Ltd.,  with  respect  to
                 Registrant's  Series A Cumulative  Convertible  Preferred Stock
                 and  Warrants to Purchase  Common  Stock dated August 31, 2004.
                 (8)

10.15            Investor  Rights  Agreement by and between  National Coal Corp.
                 and CD Investment Partners, Ltd. dated August 31, 2004. (8)

10.16            Note Purchase  Agreement by and between National Coal Corp. and the  persons  listed on  Schedule  I thereto,  with  respect to
                 Registrant's 8% Convertible  Promissory  Notes dated August 31,
                 2004, including Form of 8% Convertible Promissory Note and Form of Common Stock Purchase Warrant. (8)

10.17            Investor  Rights  Agreement by and between  National Coal Corp.
                 and Crestview  Capital  Master,  LLC and SDS Capital Group SPC,
                 Ltd. dated August 31, 2004. (8)

10.18            Amended  Employment  Agreement  by and  between  National  Coal
                 Corporation and Jon E. Nix dated October 1, 2004. (8)*

10.19            Amended  Employment  Agreement  by and  between  National  Coal
                 Corporation and Robert Chmiel dated October 1, 2004. (8)*

10.20            Amended  Employment  Agreement  by and  between  National  Coal
                 Corporation and Charles W. Kite dated September 16, 2004. (8)*

10.21            Amended  Employment  Agreement  by and  between  National  Coal
                 Corporation  and Jeanne L. Bowen-Nix  dated September 16, 2004.
                 (8)*

10.22            Amended  Employment  Agreement  by and  between  National  Coal
                 Corporation and Joseph A. Davis,  Jr. dated September 16, 2004.
                 (8)*

10.23            Amended  Employment  Agreement  by and  between  National  Coal
                 Corporation  and William R.  Snodgrass  dated  October 1, 2004.
                 (8)*

                                       65

EXHIBIT
NUMBER                                   EXHIBIT TITLE
-------          ---------------------------------------------------------------

10.24            Convertible Promissory Note issued by National Coal Corporation to The Webb Group in the amount of  $1,503,016.67,  as amended, dated March 25, 2003. (6)

10.25            Convertible Promissory Note issued by National Coal Corporation to The Webb Group in the amount of  $1,691,885.67  dated  March
                 25, 2003. (6)

10.26            Promissory  Note issued by National  Coal  Corporation  to Webb
                 Group Financial Services,  Inc. for $75,000 dated September 25,
                 2003. (6)

10.27            Promissory  Note issued by National  Coal  Corporation  to Webb
                 Group Financial Services,  Inc. for $195,314.30 dated September
                 30, 2003. (6)

10.28            Warrant to purchase  751,500  shares of common  stock issued by
                 National Coal Corporation to Webb Financial  Group,  Inc. dated
                 March 25, 2003. (6)

10.29            Warrant to purchase  845,750  shares of common  stock issued by
                 National Coal Corporation to Webb Financial  Group,  Inc. dated
                 March 25, 2003. (6)

10.30            Amendment to Warrant to purchase 751,500 shares of common stock issued by National Coal  Corporation to Webb  Financial  Group,
                 Inc. dated February 26, 2004. (6)

10.31            Warrant to purchase  845,750  shares of common  stock issued by
                 National Coal Corporation to Webb Financial  Group,  Inc. dated
                 February 26, 2004. (6)

14.1             National Coal Corp. Code of Ethical Conduct. (9)

21.1             Subsidiaries of National Coal Corp. (8)

23.1             Consent of Gordon, Hughes & Banks, LLP.

31.1             Certification  of  Principal   Executive  Officer  pursuant  to
                 Securities  Exchange  Act  Rules  13a-14(a)  and  15d-14(a)  as
                 adopted  pursuant to section 302 of the  Sarbanes-Oxley  Act of
                 2002.

31.2             Certification  of  Principal   Financial  Officer  pursuant  to
                 Securities  Exchange  Act  Rules  13a-14(a)  and  15d-14(a)  as
                 adopted  pursuant to section 302 of the  Sarbanes-Oxley  Act of
                 2002.

32.1             Certification  of  Principal  Executive  Officer and  Principal
                 Financial  Officer  pursuant  to 18  U.S.C.  Section  1350,  as adopted  pursuant to Section 906 of the  Sarbanes-Oxley  Act of
                 2002.

----------
(1)  Incorporated  by reference  to our Current  Report on Form 8-K (dated April
     22, 2003), filed April 29, 2003.
(2)  Incorporated by reference to our Registration Statement on Form 10-SB filed
     June 25, 1999.
(3)  Incorporated  by reference to our Current  Report on Form 8-K (dated August
     7, 2003) filed August 7, 2003.
(4)  Incorporated  by  reference  to our  Quarterly  Report on Form 10-Q for the
     Quarterly Period ending June 30, 2004, filed August 13, 2004.
(5)  Incorporated  by reference  to our Current  Report on Form 8-K (dated April
     15, 2004), filed April 29, 2004.
(6)  Incorporated by reference to our Current Report on Form 8-K (dated March 1,
     2004), filed March 2, 2004.
(7)  Incorporated  by  reference  to our  Quarterly  Report on Form 10-Q for the
     Quarterly Period ending September 30, 2004, filed November 18, 2004.
(8)  Incorporated by reference to our Registration  Statement on Form SB-2 (File
     No. 333-120146).
(9)  Previously filed.
*    Indicates a management contract or compensatory plan.

                                       66

                                   SIGNATURES

         Pursuant to the  requirements  of Section 13 or 15(d) of the Securities
Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    NATIONAL COAL CORP.

Date: November __, 2005
                                __________________________
                                    By:   Mark Oldham
                                    Its:  Chief Financial Officer
                                          (Principal Financial and
                                          Accounting Officer)

                                POWER OF ATTORNEY

         The undersigned directors and officers of National Coal Corp. do hereby constitute  and appoint  Jon Nix and Mark  Oldham,  and each of them,  with full power of substitution and resubstitution, as their true and lawful attorneys and agents,  to do any and all  acts  and  things  in our  name  and  behalf  in our capacities as directors and officers and to execute any and all  instruments for us and in our names in the capacities  indicated below,  which said attorney and agent, may deem necessary or advisable to enable said corporation to comply with the Securities  Exchange Act of 1934, as amended and any rules,  regulations and requirements of the Securities and Exchange Commission,  in connection with this
Annual Report on Form 10-KSB,  including  specifically  but without  limitation, power and  authority to sign for us or any of us in our names in the  capacities indicated below, any and all amendments  (including  post-effective  amendments)
hereto,  and we do hereby ratify and confirm all that said attorneys and agents, or either of them, shall do or cause to be done by virtue hereof.

         Pursuant to the  requirements  of the Securities  Exchange Act of 1934, this  report has been  signed  below by the  following  persons on behalf of the
Registrant and in the capacities and on the dates indicated.

         NAME                           TITLE                          DATE
         ----                           -----                          ----

                         President and Chief Executive         November __, 2005
---------------------      Officer and Director
       Jon Nix             (Principal Executive Officer)

                         Chief Financial Officer and           November __, 2005
---------------------      Director (Principal Financial
    Mark Oldham            Officer)

                         Director                              November __, 2005
---------------------
   Scott Filstrup

                         Director                              November __, 2005
---------------------
   Robert Heinlein

                         Director                              November __, 2005
---------------------
      Ken Scott

                                       67

                                                                   EXHIBIT 23.1

            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the  incorporation by reference in the Registration  Statements on
Form S-8 of NATIONAL COAL CORP.  (File Nos.  333-123184  and  333-115649) of our
report dated  February 11, 2005 (except as to the last four  paragraphs  of Note
#9, which date is March 29,  2005),  included in this  Amendment No. 1 to Annual
Report on Form  10-KSB/A  of  NATIONAL  COAL  CORP.  for the  fiscal  year ended
December 31, 2004.

-------------------------------
Greenwood Village, Colorado
November __, 2005

                                                                    EXHIBIT 31.1

                        Certification of CEO Pursuant to
                 Securities Exchange Act Rules 13a-14 and 15d-14
                             as Adopted Pursuant to
                  Section 302 of the Sarbanes-Oxley Act of 2002

I, Jon Nix, certify that:

         1. I have reviewed this annual report on Form 10-KSB/A of National Coal
Corp.;

         2. Based on my  knowledge,  this  report  does not  contain  any untrue statement of a material fact or omit to state a material fact  necessary to make the statements made, in light of the  circumstances  under which such statements were made, not misleading with respect to the period covered by this report;

         3. Based on my knowledge, the financial statements, and other financial information  included  in this annual  report,  fairly  present in all  material respects the financial  condition,  results of operations  and cash flows of the small business issuer as of, and for, the periods presented in this report;

         4. The small business  issuer's other  certifying  officer(s) and I are responsible for establishing and maintaining  disclosure controls and procedures
(as  defined  in  Exchange  Act Rules  13a-15(e)  and  15d-15(e))  for the small business issuer and have:

                  a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure  that  material  information  relating  to  the  small  business  issuer, including its  consolidated  subsidiaries,  is made known to us by others within those  entities,  particularly  during the period in which this  report is being prepared;

                  b) Evaluated the  effectiveness of the small business issuer's disclosure  controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

                  c) Disclosed  in this report any change in the small  business issuer's  internal  control over financial  reporting  that occurred  during the small business  issuer's most recent fiscal quarter (the small business issuer's fourth  fiscal  quarter  in the case of an annual  report)  that has  materially affected,  or is reasonably  likely to  materially  affect,  the small  business issuer's internal control over financial reporting; and

         5. The small business  issuer's other certifying  officer(s) and I have disclosed,  based  on our  most  recent  evaluation  of  internal  control  over financial  reporting,  to the small  business  issuer's  auditors  and the audit committee  of the  small  business  issuer's  board  of  directors  (or  persons performing the equivalent function):

                  a) All significant deficiencies and material weaknesses in the design or  operation  of internal  control over  financial  reporting  which are reasonably  likely to adversely  affect the small business  issuer's  ability to record, process, summarize and report financial information; and

                  b)  Any  fraud,   whether  or  not  material,   that  involves
management or other employees who have a significant  role in the small business issuer's internal control over financial reporting.

Date:  November __, 2005

                                           -------------------------------------
                                           Jon Nix
                                           President and Chief Executive Officer

                                                                    EXHIBIT 31.2

                        Certification of CFO Pursuant to
                 Securities Exchange Act Rules 13a-14 and 15d-14
                             as Adopted Pursuant to
                  Section 302 of the Sarbanes-Oxley Act of 2002

I, Mark Oldham, certify that:

         1. I have reviewed this annual report on Form 10-KSB/A of National Coal
Corp.;

         2. Based on my  knowledge,  this  report  does not  contain  any untrue statement of a material fact or omit to state a material fact  necessary to make the statements made, in light of the  circumstances  under which such statements were made, not misleading with respect to the period covered by this report;

         3. Based on my knowledge, the financial statements, and other financial information  included  in this annual  report,  fairly  present in all  material respects the financial  condition,  results of operations  and cash flows of the small business issuer as of, and for, the periods presented in this report;

         4. The small business  issuer's other  certifying  officer(s) and I are responsible for establishing and maintaining  disclosure controls and procedures
(as  defined  in  Exchange  Act Rules  13a-15(e)  and  15d-15(e))  for the small business issuer and have:

                  a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure  that  material  information  relating  to  the  small  business  issuer, including its  consolidated  subsidiaries,  is made known to us by others within those  entities,  particularly  during the period in which this  report is being prepared;

                  b) Evaluated the  effectiveness of the small business issuer's disclosure  controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

                  c) Disclosed  in this report any change in the small  business issuer's  internal  control over financial  reporting  that occurred  during the small business  issuer's most recent fiscal quarter (the small business issuer's fourth  fiscal  quarter  in the case of an annual  report)  that has  materially affected,  or is reasonably  likely to  materially  affect,  the small  business issuer's internal control over financial reporting; and

         5. The small business  issuer's other certifying  officer(s) and I have disclosed,  based  on our  most  recent  evaluation  of  internal  control  over financial  reporting,  to the small  business  issuer's  auditors  and the audit committee  of the  small  business  issuer's  board  of  directors  (or  persons performing the equivalent function):

                  a) All significant deficiencies and material weaknesses in the design or  operation  of internal  control over  financial  reporting  which are reasonably  likely to adversely  affect the small business  issuer's  ability to record, process, summarize and report financial information; and

                  b)  Any  fraud,   whether  or  not  material,   that  involves
management or other employees who have a significant  role in the small business issuer's internal control over financial reporting.

Date:  November __, 2005

                                           ------------------------------------
                                           Mark Oldham
                                           Chief Financial Officer

                                                                    EXHIBIT 32.1

                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to 18 U.S.C.  Section 1350,  as adopted  pursuant to Section 906 of the
Sarbanes-Oxley  Act of 2002, in connection  with the filing of the Annual Report on Form 10-KSB/A for the Year Ended December 31, 2004 (the "Report") by National
Coal Corp. ("Registrant"), each of the undersigned hereby certifies that:

     1.   to the best of our  knowledge,  the  Report  fully  complies  with the requirements of section 13(a) or 15(d) of the Securities  Exchange Act of 1934; and

     2.   to the best of our knowledge,  the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Registrant.

Date: November __, 2005
                                            ------------------------------------
                                            Jon Nix
                                            President and
                                            Chief Executive Officer

Date:  November __, 2005
                                            ------------------------------------
                                            Mark Oldham
                                            Chief Financial Officer